IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION




SEC MAIL
AUG 31 2007
WASH, D.C.
185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
TO
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

First Advantage Bancorp
Exact name of registrant as specified in charter

0001404306
Registrant CIK Number

Exhibit 99.1 to the Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-14454
SEC file number, if available

N/A
Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clarksville, State of Tennessee on August 31, 2007.

FIRST ADVANTAGE BANCORP

By: 
Earl O. Bradley, III
Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

3040

March 5, 2007

Victor L. Cangelosi
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Ave, NW
Washington, DC 20016

Re: First Advantage Bancorp
Incoming letter dated February 26, 2007

Dear Mr. Cangelosi:

This letter is to inform you that your written request for a continuing hardship exemption, as provided in Rule 202 of Regulation S-T, has been

[X] Granted [ ] Denied

for the statistical information only of Exhibit 99.1, Valuation Appraisal Report to Form S-1. All written portions must be EDGARized. Please include the following notation at the top of your document, "In accordance with Rule 202 of Regulation S-T, this (specify document) is being filed in paper pursuant to a continuing hardship exemption" and also include a copy of this letter.

Sincerely,

for Herbert D. Scholl
EDGAR and Information Analysis
Division of Corporation Finance

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

First Federal Savings Bank

and

First Advantage Bancorp

Clarksville, Tennessee

As Of:
August 15, 2007

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

First Federal Savings Bank

and

First Advantage Bancorp

Clarksville, Tennessee

As Of:

August 15, 2007

KELLER & COMPANY, INC.

Financial Institution Consultants
Investment and Financial Advisors

555 Metro Place North
Suite 524
Dublin, Ohio 43017

614-766-1426
614-766-1459 (fax)

August 28, 2007

Board of Directors
First Federal Savings Bank
1430 Madison Street
Clarksville, Tennessee 37040

To the Board:

We hereby submit our independent appraisal of the pro forma market value of the to-be-issued stock of First Advantage Bancorp (the "Corporation"), which is the company of First Federal Savings Bank, Clarksville, Tennessee ("First Federal" or the "Bank"). Such stock is to be issued in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the stock of the Bank. This appraisal, as of August 15, 2007, was prepared and provided to the Bank in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by First Federal and the material provided by the independent auditors, BKD, LLP, Louisville, Kentucky, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of First Federal, with the law firm of Muldoon, Murphy & Aguggia LLP, Washington, D.C., the Bank's conversion counsel, and with BKD, LLP, the Bank's outside auditor. Further, we viewed the Bank's local economy and primary market area and also reviewed the Bank's most recent business plan as part of our review process.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be further updated as required and will give consideration to any new developments in First Federal's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in an appraisal update.

It is our opinion that as of August 15, 2007, the pro forma market value or appraised value of the Corporation was $48,000,000 at the midpoint, with an offering of $48,000,000 or 4,800,000 shares at $10 per share. The pro forma valuation range of the Corporation is from a minimum of $40,800,000 to a maximum of $55,200,000, with a maximum, as adjusted, of $63,480,000, representing 4,080,000 shares, 5,520,000 shares and 6,348,500 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of First Advantage Bancorp as of August 15, 2007, was $48,000,000 at the midpoint.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS

INTRODUCTION

Keller & Company, Inc. ("Keller") is an independent consulting and appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of First Advantage Bancorp (the "Corporation"), which will be formed as part of the conversion to own all of the to-be-issued shares of common stock of First Federal Savings Bank ("First Federal" or the "Bank), Clarksville, Tennessee. The stock is to be issued in connection with the Bank's Application for Approval of Conversion from a federal chartered mutual savings bank to a federal chartered stock savings bank.

The Application for Conversion is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). We have reviewed such Application for Conversion as well as the Prospectus and related documents, and have discussed them with the Bank's management and the Bank's conversion counsel, Muldoon, Murphy and Aguggia LLP, Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization", in accordance with the OTS application requirements of Regulation §563b and the OTS's Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion of each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Bank after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arms-length

Introduction (cont.)

transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Bank in the conversion are sold in noncontrol blocks.

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the five fiscal years ended December 31, 2002 through 2006, and the unaudited financial statements for the six months ended June 30, 2007, and discussed them with First Federal's management and with First Federal's independent auditors, BKD, LLP, Louisville, Kentucky. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form SB-2 and the Bank's preliminary Form AC and discussed them with management and with the Bank's conversion counsel.

To gain insight into the Bank's local market condition, we have visited First Federal's primary market and have traveled the surrounding area in Montgomery County. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to Tennessee and the United States. We have also examined the competitive market within which First Federal operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

Introduction (cont.)

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of First Federal to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the stock offering of this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF FIRST FEDERAL SAVINGS BANK

GENERAL

First Federal Savings Bank, Clarksville, Tennessee, was organized in 1953 as a federal chartered mutual savings and loan association with the name First Federal Savings and Loan Association. The Bank later converted to a federal chartered mutual savings bank and changed its name to First Federal Savings Bank.

First Federal conducts its business from its main office and three branch offices in Clarksville, Tennessee. The Bank also has seven additional ATM's located throughout Clarksville. The Bank currently has no immediate plan to open another branch or a new loan office, although the Bank's business plan indicates the possibility of branching within the next three years. The Bank's primary retail market area is comprised of Montgomery County, Tennessee.

First Federal's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Deposit Insurance Fund ("DIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). First Federal is a member of the Federal Home Loan Bank (the "FHLB") of Nashville and is regulated by the OTS and by the FDIC. As of June 30, 2007, First Federal had assets of $219,728,000, deposits of $184,074,000, and equity of $32,236,000.

First Federal is a community-oriented financial institution which has been focused on serving the financial needs of the public in its local communities and throughout its market area. First Federal has been actively and consistently involved in the origination of one-to four-family mortgage loans which represented 30.1 percent of its loan portfolio at June 30, 2007, and a smaller 23.3 percent of its loan portfolio at fiscal year end December 31, 2002.

General (cont.)

At June 30, 2007, 88.1 percent of the Bank's gross loans consisted of all types of real estate loans, compared to a lower 79.1 percent at December 31, 2002, with the primary sources of funds being retail deposits from residents in its local communities and moderate FHLB advances. The Bank is also an originator of commercial real estate loans, multi-family loans, construction loans, commercial loans, and consumer loans. Consumer loans include loans on savings accounts, automobile loans, and other secured and unsecured personal loans.

The Bank had $66.7 million, or 30.4 percent of its assets in cash and investments excluding FHLB stock and mortgage-backed securities. The Bank had an additional $2.9 million, or 1.3 percent of its assets in FHLB stock, with the combined total of investment securities, FHLB stock and cash and cash equivalents being $69.6 million or 31.7 percent of assets. The Bank had $35.7 million in mortgage-backed securities. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities.

Based on the midpoint value established herein, the Bank's gross amount of stock to be sold in the public offering will be $48,000,000 or 4,800,000 shares at $10 per share based on the midpoint of the appraised value of $48.0 million. The net conversion proceeds will be $46,606,000, reflecting conversion expenses of approximately $1,394,000. The actual cash proceeds to the Bank of $23,303,000 will represent fifty percent of the net conversion proceeds. The ESOP will represent 8.0 percent of the gross shares issued, or 384,000 shares at $10 per share, representing $3,840,008. The Bank's net proceeds will be invested in residential and nonresidential real estate loans and initially invested in short term investments. The Bank may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversification into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP, to purchase short- and intermediate-term government or federal agency securities or to invest in short-term deposits.

General (cont.)

First Federal has seen a modest overall deposit decrease over the past four years with deposits decreasing 12.4 percent from December 31, 2002, to December 31, 2006, and then increasing 4.2 percent in the six months ended June 30, 2007. The Bank has focused on increasing its one- to four-family real estate loan portfolio with lesser dollar increases in all other loan categories during the past four years, monitoring its earnings and nonperforming assets. Equity to assets increased from 12.03 percent of assets at December 31, 2002, to 13.47 percent at December 31, 2004, and then increased to 14.67 percent at June 30, 2007.

First Federal's primary lending strategy has been to focus on the origination of both adjustable-rate and fixed-rate, one-to four-family loans, commercial real estate and multi-family loans, construction loans, home equity loans, commercial loans, and the origination of consumer loans.

First Federal's share of one- to four-family loans has increased from 23.3 percent of gross loans at December 31, 2002, to 30.1 percent as of June 30, 2007. Multi-family loans decreased from 7.2 percent of gross loans at December 31, 2002, to 5.6 percent at June 30, 2007. Commercial real estate loans increased from 24.9 percent to 25.2 percent from December 31, 2002, to June 30, 2007. Land loans decreased from 7.4 percent of loans to 7.0 percent from December 31, 2002, to June 30, 2007. Construction loans increased from 16.6 percent of loans at December 31, 2002, to 20.2 percent at June 30, 2007. All types of real estate loans as a group increased moderately from 79.4 percent of gross loans at December 31, 2002, to 88.1 percent at June 30, 2007. The increase in real estate loans was offset by the Bank's moderate decrease in commercial loans and consumer loans, including home equity loans. The Bank's share of consumer loans experienced a decrease in their share of loans from 14.2 percent at December 31, 2002, to 8.8 percent at June 30, 2007. Commercial loans decreased from 6.8 percent at December 31, 2002, to 3.1 percent at June 30, 2007.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming

General (cont.)

assets in recognition of the more stringent requirements within the industry to establish and maintain adequate general valuation allowances, recognizing the Bank's decrease in loan originations and total loans. At December 31, 2002, First Federal had $4,802,000 in its loan loss allowance or 2.84 percent of gross loans, which decreased to $2,008,000 and represented a lesser 1.96 percent of gross loans at June 30, 2007.

Interest income from loans and investments has been the primary basis of earnings with the net interest margin being the key determinant of net earnings. With a dependence on net interest margin for earnings, current management will focus on strengthening the Bank's net interest margin without undertaking excessive credit risk and will not pursue any significant change in its interest rate risk position.

PERFORMANCE OVERVIEW

First Federal's financial position for the five most recent fiscal years ended December 31, 2006, and the six months ended June 30, 2007, is highlighted through the use of selected financial data in Exhibit 5. First Federal has focused on maintaining a reasonable equity position, controlling its overhead ratio, decreasing its loans and deposits, increasing its securities, striving to reduce its nonperforming assets and maintaining its net interest margin. First Federal experienced moderate decreases in assets and loans from December 31, 2002, to June 30, 2007, with a lesser decrease in deposits, and a moderate increase in equity over the same period due to the Bank's $10.7 million in gains on the sale of securities. Such decrease in assets was focused on a decrease in real estate loans and consumer loans.

First Federal experienced a decrease in assets of $31.5 million or 12.5 percent for the period of December 31, 2002, to June 30, 2007. The Bank's net loan portfolio, including mortgage loans and non-mortgage loans, decreased from $164.2 million at December 31, 2002,

Performance Overview (cont.)

to $100.5 million at June 30, 2007, and represented a total decrease of $63.7 million, or 38.8 percent.

First Federal has pursued obtaining funds through deposits and has also made use of FHLB advances during the period of December 31, 2002, to June 30, 2007. The Bank's competitive rates for savings in its local market in conjunction with its focus on service have been the sources and strategies for attracting retail deposits. Deposits decreased a moderate 8.7 percent from December 31, 2002, to June 30, 2007. The Bank's decrease in deposits was focused on 2003 and 2005. The Bank's FHLB advances have decreased from $12.3 million at December 31, 2002, to zero at June 30, 2007.

First Federal experienced an increase in its equity amount and ratio from December 31, 2002, to June 30, 2007. At December 31, 2002, the Bank had equity of $31.2 million representing a 12.42 percent equity to assets ratio and then increasing to $34.3 million by December 31, 2004, representing a 14.40 percent equity to asset ratio. The Bank's equity then decreased to $32.2 million at June 30, 2007, but representing a higher 14.67 percent equity to asset ratio. Equity increased 3.3 percent from December 31, 2002, to June 30, 2007.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for First Federal, reflecting the Bank's income and expense trends. This table provides key income and expense figures in dollars for the fiscal years of 2002 through 2006 and for the six months ended June 30, 2007.

First Federal has experienced an overall decrease in its dollar amount of interest income from fiscal year ended December 31, 2002, to December 31, 2006, due to the Bank's decrease in interest-earning assets. Interest income decreased from $16.7 million in 2002 to $12.6 million in 2004. From 2004 to 2006, interest income decreased from $12.6 million to $12.4 million or 1.9 percent. For the six months ended June 30, 2007, interest income was $6.40 million, increasing from $6.25 million for the six months ended June 30, 2006.

The Bank's interest expense experienced a similar trend with a decrease from fiscal 2002 to 2004 and then an increase from 2004 to 2006. Interest expense decreased $2,950,000 or 40.8 percent, from 2002 to 2004, compared to a dollar decrease in interest income of $4,023,000 or 24.1 percent, for the same time period. Then from 2004 to 2006, interest expense increased $875,000 compared to a $238,000 decrease in interest income. Such decrease in interest income, recognizing the increase in interest expense, resulted in a moderate dollar decrease in annual net interest income of $2,186,000 or 23.2 percent for the four fiscal years ended December 31, 2006, and a moderate decrease in the net interest margin ratio and the net interest spread ratio. For the six months ended June 30, 2007, net interest income was a lower $3,469,000, compared to $3,767,000 for the six months ended June 30, 2006, resulting in a further decrease in the Bank's net interest spread and net interest margin.

The Bank has made provisions for loan losses in four of the past five fiscal years of 2002 through 2006 and for the six months ended June 30, 2007, with a recovery of provisions in 2006. The amounts of provisions were determined in recognition of the Bank's nonperforming assets, charge-offs, repossessed assets, lending activity, and industry norms. The loan loss provisions were $2,979,000, $558,000, $89,000 and $91,000 in the fiscal years ended December 31, 2002 through 2005, respectively, and $32,000 for the six months ended

Income and Expense (cont.)

June 30, 2007. The Bank had a $736,000 recovery of loan loss provisions in 2006. The impact of these loan loss provisions and one recovery has been to provide First Federal with a general valuation allowance of $2,008,000 at June 30, 2007, or 1.96 percent of gross loans and 113.6 percent of nonperforming loans.

Total other income or noninterest income indicated a modest increase from fiscal year 2002 to 2006 with a large increase in 2005 due to a $10.7 million gain on the sale of securities. Noninterest income was $2,496,000 in fiscal year 2002, representing 0.99 percent of assets. Noninterest income for the year ended December 31, 2006, was a similar $2,536,000 and representing 1.15 percent of assets. For the six months ended June 30, 2007, noninterest income was $1,085,000, representing 0.99 percent of assets, annualized. Noninterest income consists primarily of service charges, fees, insurance commissions, gains on sale of loans and securities and other income.

The Bank's general and administrative expenses or noninterest expenses increased from $9,245,000 for the fiscal year of 2002 to $9,525,000 for the fiscal year ended December 31, 2006. The dollar increase in noninterest expenses was $280,000 from 2002 to 2006, representing a percentage increase of 3.0 percent or 0.8 percent a year. This increase in operating expenses was due to normal operations. On a percent of average assets basis, operating expenses increased from 3.69 percent of average assets for the fiscal year ended December 31, 2002, to 4.49 percent for the fiscal year ended December 31, 2006, which was higher than the current industry average of approximately 2.34 percent and was impacted due to the Bank's shrinkage in assets. For the six months ended June 30, 2007, noninterest expenses were $4,631,000, representing a similar 4.36 percent, annualized.

The net earnings position of First Federal has indicated earnings from 2003 through 2006, with a loss of $82,000 in 2002, and a loss of $26,000 for the six months ended June 30, 2007, or (0.02) percent, annualized. The annual net income figures for the past five fiscal years of 2002 through 2006 were $(82,000), $1,818,000, $988,000, $5,540,000 and $625,000,

Income and Expense (cont.)

representing returns on average assets of (0.03) percent, 0.74 percent, 0.41 percent, 2.44 percent, and 0.29 percent, respectively. The Bank's net income for the six months ended June 30, 2007, was loss of $26,000, representing an annualized negative ROAA of (0.02) percent.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the twelve months ended June 30, 2007. The Bank's normalized earnings eliminate any nonrecurring income and expense items. There were two adjustments, which were an elimination of $651,000 of the recovery of provision for loan losses and the addition of $330,000 in gains on the sale of securities.

The key performance indicators comprised of selected operating ratios, asset quality ratios and equity ratios are shown in Exhibit 8 to reflect the results of performance. The Bank's return on assets decreased from 0.74 percent in fiscal year 2003, to 0.29 percent in fiscal year 2006, and then decreased to (0.02) percent for the six months ended June 30, 2007.

The Bank's average net interest rate spread decreased from 3.45 percent in fiscal year 2002 to 3.04 percent in fiscal year 2006 to 2.84 percent for the six months ended June 30, 2007, representing a total decrease of 61 basis points. The Bank's net interest margin indicated a similar trend, decreasing from 4.15 percent in fiscal year 2002 to 3.62 percent in fiscal year 2006 to 3.44 percent for the six months ended June 30, 2007, representing a total decrease of 71 basis points.

The Bank's return on average equity increased from 2002 to 2003 and then decreased from 2003 to 2006, and decreased further for the six months ended June 30, 2007. The return on average equity increased from (0.26) percent in 2002 to 5.66 percent in fiscal year 2003, and then decreased to 1.90 percent in 2006 and to (0.16) percent for the six months ended June 30, 2007, annualized.

Income and Expense (cont.)

First Federal's ratio of average interest-earning assets to average interest-bearing liabilities decreased from 122.0 percent at December 31, 2002, to a lower 120.6 percent at June 30, 2007.

The Bank's ratio of noninterest expenses to average assets increased from 3.69 percent in fiscal year 2002, to a moderately higher 4.36 percent in the six months ended June 30, 2007, annualized. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 58.9 percent with the lower the ratio indicating higher efficiency. The Bank has been characterized with a less favorable efficiency reflected in its higher efficiency ratio, which increased from 77.5 percent in 2002 to 101.7 percent in the six months ended June 30, 2007, annualized.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. First Federal experienced a modest increase in its nonperforming asset ratio from fiscal year 2002 to 2006 followed by a decrease in the six months ended June 30, 2007. Nonperforming assets consist of loans delinquent 90 days or more, nonaccruing loans and repossessed assets. The Bank's nonperforming assets were comprised of nonaccrual loans and real estate owned. The ratio of nonperforming assets to total assets was 2.16 percent at December 31, 2002, and increased to 2.47 percent at December 31, 2006, and then decreased to 0.80 percent at June 30, 2007. The Bank's allowance for loan losses to loans was 1.96 percent at June 30, 2007, decreasing from 2.84 percent at December 31, 2002. As a percentage of nonperforming loans, First Federal's allowance for loan losses decreased from 171.0 percent at December 31, 2002, to 113.6 percent at June 30, 2007.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal years of 2005 and 2006, and the six months ended June 30, 2007. In fiscal year 2005, net interest income increased $374,000, due to an increase in interest income of

Income and Expense (cont.)

$75,000, increased by a $299,000 decrease in interest expense. The increase in interest income was due to an increase due to rate of $340,000, reduced by a decrease due to volume of $265,000. The decrease in interest expense was due to a decrease due to volume of $279,000, accented by a decrease due to a change in rate of $20,000.

In fiscal year 2006, net interest income decreased $1,487,000, due to a decrease in interest income of $313,000, enhanced by a $1,174,000 increase in interest expense. The decrease in interest income was due to a decrease due to volume of $1,039,00, reduced by an increase due to rate of $726,000. The increase in interest expense was due to an increase due to rate of $1,707,000, reduced by a decrease due to volume of $533,000.

In the six months ended June 30, 2007, net interest income decreased $298,000, due to an increase in interest expense of $455,000, reduced by a $157,000 increase in interest income. The increase in interest income was due to an increase due to rate of $80,000, accented by an increase due to volume of $77,000. The increase in interest expense was due to an increase due to rate of $613,000, reduced by a decrease due to volume of $158,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2004, 2005 and 2006, for the six months ended March 31, 2006 and 2007, and at June 30, 2007, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

First Federal's weighted average yield on its loan portfolio increased 18 basis points from fiscal year 2004 to 2006, from 6.88 percent to 7.06 percent, then increased 29 basis points to 7.35 percent of the six months ended June 30, 2007, and then decreased 33 basis points at June 30, 2007, to 7.02 percent. The yield on securities increased 76 basis points from fiscal

Yields and Costs (cont.)

year 2004 to 2006 from 4.59 percent to 5.35 percent and then increased 10 basis points for the six months ended June 30, 2007, to 5.45 percent, and then increased 34 basis points to 5.79 percent at June 30, 2007. The yield on interest-bearing deposits increased 289 basis points from 2004 to 2006, from 0.94 percent in 2004 to 3.83 percent in 2006, then increased 172 basis points to 5.55 percent for the six months ended June 30, 2007, and then decreased 34 basis points at June 30, 2007, to 5.21 percent. The yield on other interest-earning assets decreased 416 basis points from 2004 to 2006, from 8.22 percent in 2004 to 4.06 percent in 2006, then decreased 26 basis points to 3.80 percent for the six months ended June 30, 2007, and then decreased 83 basis points to 2.97 percent at June 30, 2007. The yield on interest-earning assets increased 70 basis points from fiscal year 2004 to 2006, from 5.46 percent to 6.16 percent, then 19 basis points to 6.35 percent for the six months ended June 30, 2007.

First Federal's weighted average cost of interest-bearing liabilities increased 87 basis points from fiscal year 2004 to 2006, which was greater than the Bank's 70 basis point increase in yield on interest-earning assets, resulting in a decrease in the Bank's interest rate spread of 17 basis points from 3.21 percent to 3.04 percent from 2004 to 2006. The Bank's average cost of interest-bearing liabilities then increased 39 basis points to 3.51 percent compared to a 19 basis point increase in yield on interest-earning assets for the six months ended June 30, 2007. The result was a decrease in the Bank's interest rate spread of 20 basis points to 2.84 percent for the six months ended June 30, 2007. The Bank's net interest margin decreased from 3.61 percent in fiscal year 2004 to 3.60 percent in fiscal year 2006 and then decreased 16 basis points to 3.44 percent for the six months ended June 30, 2007.

INTEREST RATE SENSITIVITY

First Federal has monitored its interest rate sensitivity position and focused on maintaining a moderate balance of rate sensitive assets by originating a modest share of adjustable-rate mortgage loans and maintaining a moderate balance of short-term and adjustable-rate mortgage-backed securities. First Federal recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and market value of portfolio equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative liabilities commonly referred to as an institution's "gap". The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in market value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. First Federal has responded to the interest rate sensitivity issue by being a more active purchaser of adjustable-rate mortgage-backed securities.

The Bank measures its interest rate risk through the use of its net portfolio value ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheet contracts. The NPV for the Bank is calculated on a quarterly basis, by the OTS, showing the change in the NPV for the Bank under rising and falling interest rates. Such changes in NPV under changing rates is reflective of the Bank's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Interest Rate Sensitivity (cont.)

Exhibit 11 provides the Bank's NPV as of June 30, 2007, based on OTS calculations and the change in the Bank's NPV under rising and declining interest rates. The focus of this exposure table is a 200 basis points change in interest rates either up or down.

The Bank's change in its NPV at June 30, 2007, based on a rise in interest rates of 100 basis points was a 9.0 percent decrease, representing a dollar decrease in equity value of $3,965,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank's NPV was estimated to increase 4.0 percent or $1,894,000 at June 30, 2007. The Bank's exposure increases to an 18.0 percent decrease under a 200 basis point rise in rates. The Bank's post shock NPV ratio is 16.15 percent at June 30, 2007, and the Bank's change in its NPV ratio is a negative 286 basis points, based on a 200 basis point increase in interest rates.

The Bank is aware of its minimal interest rate risk exposure under rapidly rising rates and falling rates, impacted by its higher equity to asset ratio of 14.96 percent. Due to First Federal's desire to control its interest rate exposure, the Bank has been a more active originator of short term construction loans and adjustable-rate commercial real estate loans and plans to continue this lending strategy.

LENDING ACTIVITIES

First Federal has focused its lending activity historically on the origination of conventional mortgage loans secured by one- to four-family dwellings with an increasing emphasis on commercial real estate loans and construction loans. Exhibit 12 provides a summary of First Federal's loan portfolio, by loan type, at December 31, 2002, 2003, 2004, 2005 and 2006, and at June 30, 2007.

Residential loans secured by one- to four-family dwellings was the primary loan type, representing 30.1 percent of the Bank's gross loans as of June 30, 2007. This share has seen

Lending Activities (cont.)

a modest increase from 23.3 percent at December 31, 2002. The second largest individual loan type was commercial real estate loans, which represented 25.2 percent of loans at June 30, 2007, increasing from 24.9 percent at December 31, 2002. The third largest loan type as of June 30, 2007, was construction loans, which comprised a 20.2 percent share of gross loans compared to a lesser 16.6 percent as of December 31, 2002. Land loans were the fourth largest loan type at June 30, 2007, which represented 7.0 percent of gross loans, compared to a larger 7.4 percent at December 31, 2002. The final real estate loan type was multi-family loans which represented 5.6 percent of gross loans at June 30, 2007, down from 7.2 percent at December 31, 2002. The five real estate loan types represented 88.1 percent of gross loans at June 30, 2007, compared to a smaller 79.4 percent of gross loans at December 31, 2002.

Commercial loans represented a small size loan category for First Federal with regard to the amount of loans. Commercial loans totaled $3,213,000 and represented 3.1 percent of total loans at June 30, 2007, compared to a much larger $11,579,000 and 6.8 percent of total loans at December 31, 2002.

The consumer loan category was the remaining loan category at June 30, 2007, and represented a modest 8.8 percent of gross loans compared to 14.2 percent at December 31, 2002. The primary types of consumer loans are home equity loans, savings account loans, automobile loans and secured and unsecured personal loans. Consumer loans were the fifth largest overall loan type, at June 30, 2007, and the fourth largest loan type at December 31, 2002. The overall mix of loans has experienced some moderate changes from the end of fiscal year 2002 to June 30, 2007, with the Bank witnessing a decrease in the balances of most loan types.

The emphasis of First Federal's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located in First Federal's market area which includes Montgomery County in Tennessee. The Bank also originates interim construction loans on one- to four-family residences to individual owners and

Lending Activities (cont.)

to developers for the construction of multi-family housing projects. At June 30, 2007, 30.1 percent of First Federal's gross loans consisted of loans secured by one- to four-family residential properties, excluding construction loans. One- to four-family construction loans represented another 14.5 percent of gross loans at June 30, 2007.

The Bank originates one-year, three-year and five-year adjustable-rate mortgage loans ("ARMs") and three-year and five-year hybrid loans, which have a fixed rate for the initial term and then convert to an adjustable rate. The initial interest rates on ARMs are indexed to the rate on one-year U. S. Treasury securities adjusted to a constant one-year maturity plus a margin. One-year, three-year, and five-year ARM loans have a maximum rate adjustment of 2.0 percent at each adjustment period and a maximum rate adjustment of 6.0 percent for the life of the loan, with payments based on up to a 30 year loan term. The Bank does not use below market interest rates to attract borrowers. The Bank retains all of the ARM loans which it originates.

The majority of ARMs have terms of up to 30 years, and fixed rate loans have normal terms of 10 to 30 years. The Bank has retained its ARMs and short term fixed-rate residential mortgage loans. Historically, the majority of First Federal's one-to four-family mortgage loan portfolio have been fixed-rate mortgage loans, which represented 93.0 percent of one-to four-family mortgage loans at June 30, 2007, with 7.0 percent being ARMs.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at First Federal, even though the Bank will grant loans with up to a 100 percent loan to value ratio, but private mortgage insurance is generally required for loans with a loan-to-value ratio in excess of 80.0 percent. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank normally exercises its rights under these clauses.

Lending Activities (cont.)

First Federal originates construction loans in its market area. Construction loans totaled $20.7 million at June 30, 2007, and represented 20.2 percent of loans with $5.8 million of the construction loans for nonresidential real estate and multi-family properties.

First Federal has also been a relatively active originator of nonresidential real estate loans. The Bank will continue to make nonresidential loans. The Bank had a total of $25.9 million in nonresidential loans at June 30, 2007, or 25.2 percent of gross loans, compared to $42.1 million or 24.9 percent of gross loans at December 31, 2002. The major portion of nonresidential loans is secured by motels, office buildings, retail stores, churches and other commercial properties and are located in the Bank's primary market area. The Bank also has $7.2 million or 7.0 percent of loans in land loans.

The Bank has been relatively active in the origination of home equity loans, which totaled $6.8 million at June 30, 2007, representing 6.7 percent of loans. The Bank's home equity loans are normally adjustable-rate loans with a term of 10 years. The Bank's home equity loans normally have a loan to value ratio of 80.0 percent, including the first mortgage.

The Bank also originates commercial loans to area businesses which totaled $3.2 million and represented 3.1 percent of loans at June 30, 2007. Such business loans are term loans rather than lines of credit and are generally secured by equipment, inventory and accounts receivable. First Federal has not been active in automobile lending and also less active in consumer lending. Consumer loans, excluding home equity loans originated, consist primarily of secured and unsecured personal loans, and savings account loans and represented $2.1 million or 2.1 percent of gross loans at June 30, 2007, down from $6.5 million or 3.9 percent of loans at December 31, 2002. Other consumer loans totaled a relatively strong $4.2 million and represented 2.5 percent of gross loans at December 31, 2002.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of First Federal's fixed-rate and adjustable-rate loans, indicating a majority of fixed-rate loans. At

Lending Activities (cont.)

June 30, 2007, 89.1 percent of the Bank's total loans due after June 30, 2007, were fixed-rate and 10.9 percent were adjustable-rate; however, the Bank has a strong 75.8 percent of its loans at June 30, 2007, due in five years or less.

As indicated in Exhibit 14, First Federal indicated a predominance of one- to four-family loan originations. One- to four-family loan originations totaled $33.9 million in fiscal 2006 and represented 38.6 percent of total loan originations. The second largest loan origination category was construction loans, which totaled $30.7 million and represented 34.9 percent of total originations followed by multi-family and nonresidential loans, which totaled $10.1 million and represented a lesser 11.4 percent of total loan originations. The fourth largest loan origination category in fiscal 2006 was land loans, which totaled $6.9 million and represented 7.8 percent of total originations. The Bank had $87.9 in loan originations in fiscal 2006 with no loan purchases, resulting in a net decrease in total loans of $22.9 million or 18.5 percent and a decrease from $131.0 million in loan originations in 2004.

In the six months ended June 30, 2007, total loan originations were $59.3 million, up from $35.7 million in the six months ended June 30, 2006, and representing $118.6 million on an annualized basis.

NONPERFORMING ASSETS

First Federal understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with recent increases in their nonperforming assets and have been forced to recognize losses by setting aside higher valuation allowances. A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased

Nonperforming Assets (cont.)

nonresidential real estate loans. First Federal has been faced with higher balances of delinquent loans and nonperforming assets from December 31, 2002 to June 30, 2007.

On a monthly basis, First Federal's management reviews all loans delinquent 30 days or more, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent, the Bank sends the borrower a late payment notice within 15 days after the payment is due. The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent for 60 days. When the loan becomes delinquent at least 90 days, the Bank will commence foreclosure proceedings. The Bank does not normally accrue interest on loans past due 90 days or more. Most loans delinquent 90 days or more are placed on a nonaccrual status, and at that point in time the Bank pursues foreclosure procedures or may decide to modify the loan or grant a limited moratorium to allow the borrower to reorganize his financial affairs.

Exhibit 15 provides a summary of First Federal's delinquent loans at December 31, 2004, 2005 and 2006 and at June 30, 2007. Delinquent loans include loans 30 to 89 days past due and loans 90 days or more past due. The Bank had $2,525,000 in delinquent loans at June 30, 2007, compared to a larger $4,546,000 at December 31, 2004. The delinquent loans included 11.7 percent in loans 90 days or more past due at June 30, 2007, compared to a higher 54.4 percent at December 31, 2004. The delinquent loans consisted of $1,474,000 in one- to four-family loans, $349,000 in multi-family and nonresidential loans, $184,000 in construction loans, $15,000 in land loans, and $490,000 in consumer loans at June 30, 2007.

Exhibit 16 provides a summary of First Federal's nonperforming assets at December 31, 2002, 2003, 2004, 2005 and 2006 and at June 30, 2007. Nonperforming assets consist of nonaccrual loans, loans delinquent 90 days or more and real estate owned including other repossessed assets. The Bank has carried a much higher balance of nonperforming assets, from December 31, 2002 to December 31, 2006, and these assets have decreased from December 31, 2002 to June 30, 2007. First Federal's nonperforming assets decreased in dollars from

Nonperforming Assets (cont.)

$5,416,000 representing 2.16 percent of assets at December 31, 2002, to $1,767,000, representing a lower 0.80 percent of assets at June 30, 2007. At June 30, 2007, First Federal's nonperforming assets consisted of $1,767,000 in nonaccrual loans, with no loans 90 days or more past due and no real estate owned. The Bank's nonaccrual loans have decreased from $2,808,000 at December 31, 2002, to $1,767,000 at June 30, 2007, while the Bank's real estate owned has decreased from $2,598,000 to zero.

First Federal's nonperforming assets were lower than its classified assets. The Bank's classified assets were $3,168,000 or 1.44 percent of assets at June 30, 2007 (reference Exhibit 17). The Bank's classified assets at June 30, 2007, consisted of $1,585,000 in substandard assets, $1,583,000 in assets classified as doubtful and no assets classified as loss. The Bank had $11,423,000 in classified assets at December 31, 2004, or 4.81 percent of assets, with $9,878,000 classified as substandard, $1,330,000 classified as doubtful and $215,000 classified as loss. The Bank had $8,584,000 in classified assets at December 31, 2006, with $7,110,000 in substandard assets, $308,000 classified as doubtful and no assets classified as loss.

Exhibit 18 shows First Federal's allowance for loan losses for fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006, and at June 30, 2007, indicating the activity and the resultant balances. First Federal has experienced a decrease in its balance of allowance for loan losses from $4,802,000 at December 31, 2002, to $2,008,000 at June 30, 2007, with the major portion of the decrease due to charge-offs. The balance in allowance for loan losses decreased from December 31, 2002, to December 31, 2003, due to higher net charge-offs in 2003 of $2,185,000. The Bank's ratio of allowance for loan losses to gross loans decreased from 2.84 percent at December 31, 2002, to 1.96 percent at June 30, 2007. The ratio of allowance for loan losses to nonperforming loans was 171.0 percent at December 31, 2002, and a lower 113.6 percent at June 30, 2007, reflecting the decrease in allowance for loan losses.

INVESTMENTS

The investment securities portfolio of First Federal has been comprised of U.S. Government and federal agency securities, mortgage-backed securities, corporate equity securities, municipal securities and corporate debt securities. Exhibit 19 provides a summary of First Federal's investment securities at December 31, 2004, 2005 and 2006, and at June 30, 2007, excluding FHLB stock and interest-earning deposits. Investment securities, including available-for-sale and held-to-maturity securities, totaled $47.5 million at December 31, 2004, compared to $93.6 million at June 30, 2007, excluding FHLB stock of $2,872,000 at June 30, 2007. The large increase in investment securities was primarily the result of an increase in U.S. government and federal agency available-for-sale securities by $40.9 million from December 31, 2004 to June 30, 2007. The primary component of investment securities at June 30, 2007, was the U.S. government and federal agency securities, representing 50.6 percent of investments. The investment securities had a weighted average yield of 5.45 percent for the six months ended June 30, 2007. The Bank also had federal funds sold totaling $3.9 million at June 30, 2007, with a yield of 5.55 percent and other interest-bearing deposits totaling $900,000 with a yield of 3.80 percent at June 30, 2007.

DEPOSIT ACTIVITIES

The change in the mix of deposits from December 31, 2004, to June 30, 2007, is provided in Exhibit 20. There has been a modest change in both total deposits and in the deposit mix during this period. Certificates of deposit experienced a modest decrease in their dollar balance and a decrease in their share of total deposits, declining from 53.8 percent of total deposits at December 31, 2004, to 51.2 percent of total deposits at June 30, 2007. This decrease correlates to the industry norm of a slight decrease in the share of certificates. The major component of certificates had rates between 5.01 percent and 6.00 percent and represented 53.2 percent of certificates at June 30, 2007. Regular savings accounts increased in dollar amount from $15.7 million to $17.5 million, and their share of total deposits increased from 8.6 percent to 9.5 percent from December 31, 2004, to June 30, 2007. NOW or checking accounts

Deposit Activities (cont.)

indicated a decrease from $33.8 million at December 31, 2004, to $27.5 million at June 30, 2007, and their share of total deposits decreased from 18.4 percent to 14.9 percent. Noninterest-bearing checking accounts indicated an increase from $8.7 million at December 31, 2004, to $11.5 million at June 30, 2007, with their share of deposits increasing from 4.8 percent at December 31, 2004, to 6.2 percent at June 30, 2007. Money market accounts increased from $26.3 million at December 31, 2004, to $33.3 million at June 30, 2007, and an increase in their share of total deposits, rising from 14.4 percent to 18.1 percent during the same time period.

Exhibit 21 shows the Bank's breakdown in certificates of deposit by maturity at June 30, 2007, and a breakdown in certificates of deposit by rate at December 31, 2004, 2005 and 2006, and at June 30, 2007. First Federal has a strong 84.5 percent of its certificates of deposit maturing in less than one year and another 13.2 percent maturing in one to two years. The major share of certificates had interest rates from 5.01 percent to 6.00 percent responsible for 53.2 percent of certificates with the second largest category having rates between 4.01 percent and 5.00 percent and representing 25.0 percent of certificates.

Exhibit 22 shows the Bank's deposit activity for the three years ended December 31, 2004, 2005 and 2006, and for the six months ended June 30, 2006 and 2007. Including interest credited, First Federal experienced net decreases in deposits in the fiscal years ended 2004 and 2005, and in the six months ended June 30, 2006. In fiscal year 2006, there was a net increase in deposits of $5.5 million or 3.2 percent of deposits. In the year ended December 31, 2004, there was a net decrease in deposits of $5.7 million, resulting in a 3.0 percent decrease in deposits followed by a net decrease in deposits of $11.7 million or 6.4 percent of deposits. In the six months ended June 30, 2007, there was a net increase in deposits of $7.5 million or 4.2 percent of deposits.

BORROWINGS

First Federal has relied on retail deposits as its primary source of funds but has also made use of FHLB advances. Exhibit 22 shows the Bank's FHLB advances for the past three fiscal years ended December 31, 2004, 2005 and 2006, and at June 30, 2006 and 2007. The Bank had FHLB advances totaling $12.2 million at December 31, 2004, representing 5.1 percent of assets with such advances having decreased to zero at December 31, 2006, and remained at zero at June 30, 2007. The cost of FHLB advances was 5.10 percent at December 31, 2004.

SUBSIDIARIES

First Federal has no active subsidiaries.

OFFICE PROPERTIES

First Federal has four full service offices, one drive-thru facility, one ATM site and a total of seven ATM machines, with all of these facilities located in Clarksville, Montgomery County, Tennessee (reference Exhibit 23). First Federal owns all its offices. The Bank's net investment in its office premises totaled $5,348,000 or 2.43 percent of assets at June 30, 2007.

MANAGEMENT

The chief executive officer of First Federal is Earl O. Bradley, III. Mr. Bradley joined the Bank in 2005 as chief executive officer and also as a director. Mr. Bradley served as chairman and chief executive officer of MAP Industries, Inc., a manufacturing company, from 2002 to 2005. Prior to that, Mr. Bradley served as regional president of Old National Bank

Management (cont.)

(formerly Heritage Bank) from 1988 to 2001. John T. Halliburton joined First Federal in 2005 as president. Prior to joining First Federal, Mr. Halliburton served as a commercial lending officer at Old National Bank. Mr. Halliburton has been a director since 2006. Patrick A. Greenwell is chief financial officer and has held this position since joining the Bank in 2005. Prior to joining First Federal, Mr. Greenwell was senior vice president-information systems with Wachovia Bank. Franklin G. Wallace is the chief information officer, a position he has held since joining the Bank in 2005. Prior to that, Mr. Wallace was a senior vice president at Old National Bank. Jon R. Clouser serves the Bank as executive vice president, a position he has held since March 2007. From March 2003 to March 2007, Mr. Clouser was executive vice president of Cumberland Bank and Trust, and from March 2000 to March 2003, he was senior vice president of Old National Bank.

II. DESCRIPTION OF PRIMARY MARKET AREA

First Federal's market area encompasses Montgomery County in Tennessee. The Bank's four offices are in the city of Clarksville in Montgomery County, accounting for all of the Bank's deposits.

Exhibit 26 provides a summary of key demographic data and trends for Montgomery County, Tennessee and the United States. From 1990 to 2000, population increased in all demographic areas. The population increased by a strong 34.1 percent in Montgomery County, 16.7 percent in Tennessee and 13.2 percent in the United States. Compared to 2000, the population in 2006 indicated another increase of 16.3 percent in Montgomery County, while Tennessee and the United States also indicated growth of an identical 7.9 percent. Projections indicate that population will continue to increase in all areas through 2011. Montgomery County's population is projected to increase by 12.3 percent, with a projected 6.2 percent increase in Tennessee and a 6.7 percent increase in the United States.

Montgomery County experienced an increase in households from 1990 to 2000. During those ten years, the number of households increased in Montgomery County by 26.2 percent, in Tennessee by 20.5 percent and in the United States by 14.7 percent. The trend in household growth from 2000 to 2006 indicates an increase in Montgomery County of 31.3 percent. Tennessee indicated an increase of 9.3 percent, slightly higher than the United States' increase at 8.1 percent. From 2006 through the year 2011, households are projected to increase by 12.9 percent, 6.9 percent and 6.9 percent in Montgomery County, Tennessee and the United States, respectively.

In 1990, Montgomery County had a per capita income of $11,056 with per capita income of 12,255 in Tennessee and $14,420 in the United States. From 1990 to 2000, per capita income increased in all areas. Montgomery County's per capita income increased from 1990 to 2000 by 56.2 percent to $17,265. Per capita income increased by 58.2 percent in Tennessee to $19,393 and by 49.7 percent to $21,587 in the United States. From 2000 to 2006, per capita

Description of Primary Market Area (cont.)

income continued to increase by 25.3 percent, 26.3 percent and 21.5 percent to $21,628, 24,488 and $26,228 in Montgomery County, Tennessee and the United States, respectively.

The 1990 median household income of $25,568 in Montgomery County was higher than the median household income in Tennessee of $24,807 but lower than the $30,056 in the United States. From 1990 to 2000, median household income increased in all areas, with Montgomery County indicating a 52.5 percent increase to $38,981, compared to a 46.6 percent increase to $36,360 in Tennessee and a 39.7 percent increase to $41,994 in the United States. From 2000 to 2006, median household income in Montgomery County was estimated to have increased 23.5 percent to $48,123. Tennessee's median household income grew 23.7 percent to $44,992, and the United States' increase was 15.6 percent to $48,534 from 2000 to 2006. From 2006 to 2011, median household income is projected to increase by 17.8 percent in Montgomery County, by 18.1 percent in Tennessee and by 25.1 percent in the United States. Based on those rates of increase, by 2011, median household income is projected to be $56,676 in Montgomery County, $53,128 in Tennessee, and $60,704 in the United States.

Exhibit 27 provides a summary of key housing data for Montgomery County, Tennessee and the United States. In 1990, Montgomery County had a rate of owner-occupancy of 61.1 percent, lower than other areas, with Tennessee and the United States at 68.0 percent and 64.2 percent, respectively. As a result, Montgomery County supported a higher rate of renter-occupied housing of 38.9 percent, compared to 32.0 percent in Tennessee and 35.8 percent in the United States. In 2000, owner-occupied housing increased in Montgomery County to 63.5 percent, and also increased in Tennessee and the United States to 69.9 percent and 66.2 percent, respectively. Conversely, the renter-occupied rates decreased in Montgomery County to 36.5 percent and in Tennessee and the United States to 30.1 percent and 33.8 percent, respectively.

Montgomery County's1990 median housing value was $58,200 with Tennessee at a similar $58,000 and the United States at a higher $78,500. The 1990 median rent in

Description of Primary Market Area (cont.)

Montgomery County was $373 compared to Tennessee at $357 and the United States at $374. In 2000, median housing values had increased in Montgomery County, Tennessee and the United States. Montgomery County had a 2000 median housing value of $85,100 with Tennessee at $93,000 and the United States at $119,600. The 2000 median rents were $549 in Montgomery County and $505 and $602 in Tennessee and the United States, respectively.

In 1990, the major source of employment in Montgomery County by industry sector, based on share of employment, was the services sector with an average of 39.4 percent. The services sector was also the source of the majority of employment in Tennessee and the United States with 33.5 percent of employment in Tennessee and 34.0 percent in the United States (reference Exhibit 28). The wholesale/retail sector was the second major employment source in the market area at 23.7 percent, accounting for a higher 27.5 percent in the United States. In Tennessee, the manufacturing sector was the second major employer at 23.3 percent of employment. The manufacturing sector was the third major employment sector in Montgomery County at 18.1 percent, also third in the United States at 19.2 percent, with the wholesale/retail sector third in Tennessee at 21.3 percent. The construction sector, finance, insurance and real estate sector, transportation/utilities sector, and the agriculture/mining sector combined to provide 18.8 percent of employment in Montgomery County, 21.9 percent in Tennessee and 19.3 percent in the United States.

In 2000, the services industry, manufacturing industry and wholesale/retail trade provided the first, second and third highest sources of employment, respectively, for Montgomery County, similar Tennessee with the United States again having a slightly higher amount of persons employed in the wholesale/retail sector than the manufacturing sector. The services industry accounted for 47.3 percent, 42.3 percent and 46.7 percent in Montgomery County, Tennessee and the United States, respectively. The manufacturing provided for 16.1 percent, 18.9 percent and 14.1 percent in Montgomery County, Tennessee and the United States, respectively. The wholesale/retail sector provided 15.2 percent, 15.6 percent and 15.3 percent of employment in Montgomery County, Tennessee and the United States, respectively.

Description of Primary Market Area (cont.)

Some of the largest employers in the area are listed below.

Employer	Business	Number of Employees
Clarksville-Montgomery County School System	Education	2,900
Convergys Corporation	Computer software	1,400
Trane Company	Heating & Air Conditioning Equipt.	1,400
Gateway Health Systems	Health Care	1,200
Quebecor	Magazines, catalogs, inserts	1,000
City of Clarksville	Government	989
Montgomery County	Government	850
Austin Peay State University	Education	732
Jostens, Printing & Publishing Division	Yearbooks & Commercial Printing	600
Robert Bosch Corp.	Hubs, Rotors & Corner Modules	500
Bridgestone Metalpha USA	Steel Cord	400

Unemployment rates are another key economic indicator. Exhibit 29 shows the unemployment rates in Montgomery County, Tennessee and the United States in 2003 through June of 2007. Montgomery County has been generally characterized by lower unemployment rates compared to both Tennessee and the United States. In 2003, Montgomery County had an unemployment rate of 5.1 percent, compared to rates of 5.7 percent in Tennessee and 6.0 percent in the United States. Unemployment rates decreased in 2004, to 4.9 percent in Montgomery County, 5.5 percent in Tennessee and 5.5 percent in the United States. In 2005, Montgomery County and Tennessee had unemployment rate increases, while the rate in the United States continued to decrease. Montgomery County had an unemployment rate of 5.0 percent, while Tennessee increased to 5.6 percent and the United States decreased to 5.1 percent. In 2006, unemployment rates decreased to 4.8 percent, 4.1 percent, and 4.3 percent in Montgomery County, Tennessee and the United States, respectively. Through June of 2007, unemployment rates were 4.5 percent, 4.4 percent and 4.7 percent in Montgomery County, Tennessee and the United States, respectively.

Description of Primary Market Area (cont.)

Exhibit 30 provides deposit data for banks and thrifts in Montgomery County. At June 30, 2006, First Federal was the only thrift institution in Montgomery County and had deposits of $173.4 million, which represented a small 11.6 percent share of the $1.5 billion of total deposits in Montgomery County. It is evident from the size of the thrift and bank deposits that the market area has a moderate deposit base, with the 48 banking offices representing 10 institutions having average deposits of $31.1 million

Exhibit 31 provides interest rate data for each quarter for the years 2002 through 2006. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2002 and then a basically flat trend in 2003. This trend indicates some increase in One-Year Treasury Bills and 30-Year Treasury Notes. Then rates indicated constant increases each quarter in 2005 and continuing at a strong pace in the first quarter of 2006 and then stabilizing for the remainder of 2006. In the first half of 2007, rates on Thirty-Year Treasuries increased, resulting in a reversal of the inverted yield curve.

SUMMARY

Montgomery County, has experienced an strong increase in population and households since 1990. Such a pattern is projected to continue from 2006 through 2011, but at a lower rate. Montgomery County indicated a lower per capita income and lower median household income than the United States. In both 1990 and 2000, the median rent in Montgomery County was lower than Tennessee's median rent as well as the national average. In 1990 and 2000, Montgomery County's median housing value was slightly lower than in Tennessee and much lower than the United States' median housing value. Montgomery County has had slightly lower unemployment rates compared to Tennessee and the United States. Finally, the market area is a competitive financial institution market dominated by banks with a total market area deposit base for banks and thrifts of $1.5 billion.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Tennessee.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 199 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 78 publicly-traded Midwest thrifts ("Midwest thrifts") and the 5 publicly-traded thrifts in Tennessee ("Tennessee thrifts"), and by trading exchange. Exhibit 34 presents price trends for all thrift conversions, including first stage mutual holding company transactions and second stage conversions completed between January 1, 2006, and August 15, 2007. Exhibit 34A presents price trends for all full conversions completed between January 1, 2005, and August 15, 2007.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of First Federal as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's

Introduction (cont.)

operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of First Federal's basic operation.

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. As of August 15, 2007, one potential comparable group candidate, Great Pee Dee Bancorp, Inc., had to be eliminated due to involvement in a merger/acquisition transaction.

There is are no pending merger/acquisition transaction involving thrift institutions in First Federal's city, county or market area, as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded

Mutual Holding Companies (cont.)

holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the considerably smaller universe of 73 publicly-traded mutual holding companies as well between those 73 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 36 presents pricing ratios and Exhibit 37 presents key financial data and ratios for the 73 publicly-traded, FDIC-insured mutual holding companies in the United States. All thrift institutions that were potential comparable group candidates but were in the mutual holding company form were not considered.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 277 publicly-traded, FDIC-insured institutions, including 73 mutual holding companies, 14 are traded on the New York Stock Exchange, 6 are traded on the American Stock Exchange and 148 are listed on NASDAQ, 74 are traded on the OTC Bulletin Board and 35 are listed in the Pink Sheets.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of August 15, 2007, used in this report, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to June 30, 2006.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Delanco, including the western and southwestern states.

The geographic location parameter consists of New England, Mid-Atlantic, Midwest and Southeast states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $800 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset

Asset Size (cont.)

range, compared to First Federal, with assets of approximately $219.7 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 45 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets

Introduction (cont.)

6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from First Federal with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from First Federal. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank's ratio of cash and investments, excluding mortgage-backed securities, to assets was 30.35 percent at June 30, 2007, and reflects First Federal's considerably larger share of investments compared to national and regional averages, and also higher than the average for Tennessee thrifts. The Bank's investments have consisted primarily of federal agency securities, municipal securities and deposits in other financial institutions. During the six months ended June 30, 2007, First Federal maintained a generally constant ratio of cash and investments to assets, following a moderate increase from 29.20 percent at December 31, 2005, to 37.35 percent at December 31, 2006. The dollar amount of the Bank's cash and investments increased from $61,625,000 at December 31, 2005, to $78,483,000 at December 31, 2006, and to $82,386,000 at March 31, 2007, before decreasing to $66,692,000 at June 30, 2007.

It should be noted that, for the purposes of comparable group selection, First Federal's $2.9 million balance of Federal Home Loan Bank stock at June 30, 2007, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

Cash and Investments to Assets (cont.)

The parameter range for cash and investments is fairly broad due to First Federal's current average balance of cash and investments, related to the general volatility of this parameter and institutions' varying liquidity options and approaches, including the purchase of mortgage-backed and mortgage derivative securities. The range has been defined as 40.0 or less of assets, with a midpoint of 20.0 percent.

Mortgage-Backed Securities to Assets

At June 30, 2007, First Federal's ratio of mortgage-backed securities to assets was a higher 16.3 percent compared to the regional average of 6.0 percent and the national average of 8.7 percent for publicly-traded thrifts. The Bank's two most recent calendar year average was a modestly lower 11.2 percent, with First Federal's share of mortgage-backed securities remaining materially constant at 11.9 percent and 10.4 percent of assets at December 31, 2005 and 2006, respectively.

Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 20.0 percent or less of assets and a midpoint of 10.0 percent.

One- to Four-Family Loans to Assets

First Federal's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including construction loans, represented 21.9 percent of the Bank's assets at June 30, 2007, which is lower than the national average of 45.1 percent. The parameter for this characteristic requires any comparable

One- to Four-Family Loans to Assets (cont.)

group institution to have 50.0 percent or less of its assets in one- to four-family loans with a midpoint of 25.0 percent.

Total Net Loans to Assets

At June 30, 2007, First Federal had a 47.3 percent ratio of total net loans to assets and a similar two calendar year average of 49.5 percent, both being lower than the national average of 71.8 percent for publicly-traded thrifts. The Bank's current ratio is also lower than the regional average of 75.3 percent and the state average of 71.7 percent. The Bank's ratio of total net loans to assets has demonstrated a declining trend during the last four fiscal years, but remained constant at June 30, 2007.

The parameter for the selection of the comparable group is from 35.0 percent to 80.0 percent with a midpoint of 57.5 percent. The wider range is due to the fact that, as the referenced national and regional averages indicate, many institutions hold a greater volume of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to First Federal.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, First Federal's shares of mortgage-backed securities to assets and total net loans to assets were 16.3 percent and 47.3 percent, respectively, for a combined share of 63.6 percent. Recognizing the industry and regional ratios of 8.7 percent and 6.0 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 40.0 percent to 85.0 percent, with a midpoint of 62.5 percent.

Borrowed Funds to Assets

First Federal was absent borrowed funds at June 30, 2007, following a nominal 1.9 percent ratio of borrowed funds to assets at March 31, 2007. At December 31, 2006, the Bank had no borrowed funds compared to $12.2 million or 5.5 percent of total assets at December 31, 2005.

The use of borrowed funds by some banks indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds had increased, due to the greater competition for deposits and higher interest rates, resulting in an increase in borrowed funds by many banks as an alternative to higher cost and/or longer term certificates. Rising interest rates resulted in some moderation of borrowings in the banking industry, particularly among nonpublicly-traded banks. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 30.0 percent or less with a midpoint of 15.0 percent.

Equity to Assets

First Federal's equity to assets ratio was 14.67 percent at June 30, 2007, 15.41 percent at December 31, 2006, and 14.74 percent at December 31, 2005. After conversion, based on the midpoint value of $48.0 million, with approximately 50.0 percent of the net proceeds of the public offering going to the Bank, First Federal's equity is projected to stabilize in the area of 20 percent of assets. Based on that equity ratio, we have defined the equity ratio parameter to be 7.0 percent to 25.0 percent with a midpoint ratio of 16.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of First Federal's earnings performance and the basis for such performance both historically and during the four quarters ended June 30, 2007. The primary performance indicator is the Bank's return on average assets (ROAA). The second performance indicator is the Bank's return on average equity (ROAE). To measure the Bank's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Bank is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended June 30, 2007, First Federal's ROAA was 0.03 percent based on core earnings after taxes of $66,000 and its net ROAA was a 0.19 percent based on net earnings of $409,000, as detailed in Item I of this Report. The Bank's core ROAA over its most recent two calendar years was 0.74 percent in 2005 and 0.13 percent in 2006.

Considering the historical and current earnings performance of First Federal, the range for the ROAA parameter based on core income has been defined as 0.70 percent or less with a midpoint of 0.35 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank's position. This parameter does not provide as much meaning for a recently converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the recently converted thrift and the inability to accurately reflect a mature ROAE for the recently converted thrift relative to other stock institutions.

Prior to the anticipated stock offering, the Bank's ROAE for the twelve months ended June 30, 2007, was 1.29 percent based on net income and 0.21 percent based on core income. The parameter range for the comparable group, based on core income, is 10.0 percent or less with a midpoint of 5.0 percent.

Net Interest Margin

First Federal had a net interest margin of 3.45 percent for the twelve months ended June 30, 2007, representing net interest income as a percentage of average interest-earning assets. The Bank's net interest margin in 2005 and 2006 was 3.56 percent and 3.30 percent, respectively, with a two calendar year average of 3.43 percent.

The parameter range for the selection of the comparable group is from a low of 2.25 percent to a high of 4.25 percent with a midpoint of 3.25 percent.

Operating Expenses to Assets

For the twelve months ended June 30, 2007, First Federal had a 4.49 percent ratio of operating expense to average assets. In 2005 and 2006, the Bank's expense ratios were a modestly higher 4.71 percent and 4.53 percent, respectively. The Bank's current operating

Operating Expenses to Assets (cont.)

expense ratio remains considerably higher than the averages of 2.16 percent for publicly traded Midwest savings institutions and 2.17 percent for all publicly-traded savings institutions. For all FDIC-insured thrift institutions, the ratio of noninterest expense to average assets was a higher 2.35 percent for the twelve months ended June 30, 2007.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.25 percent to a high of 4.50 percent with a midpoint of 3.38 percent.

Noninterest Income to Assets

Compared to all publicly-traded thrifts, First Federal has historically experienced a considerably higher than average dependence on noninterest income as a source of additional income. The Bank's noninterest income was $2,369,000 or 1.10 percent of average assets for the twelve months ended June 30, 2007, compared to a similar 1.21 percent average for publicly-traded thrift institutions during that period. For the twelve months ended June 30, 2007, Midwest thrifts and Tennessee thrifts had ratios of 0.81 percent and 0.62 percent, respectively. The Bank's ratio of noninterest income to average assets was 1.57 percent in 2005 and 1.21 percent in 2006.

The range for this parameter for the selection of the comparable group is 2.00 percent of average assets or less, with a midpoint of 1.00 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of First Federal. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets

First Federal's ratio of nonperforming assets to assets was 0.80 percent at June 30, 2007, which was higher than the national averages of 0.83 percent for publicly-traded thrifts and 1.21 percent for Midwest thrifts. The Bank's ratio was 1.69 percent and 2.82 percent at December 31, 2005 and 2006, respectively, averaging 2.26 percent for those two calendar years.

The parameter range for nonperforming assets to assets has been defined as 2.00 percent of assets or less with a midpoint of 1.00 percent.

Repossessed Assets to Assets

First Federal had no repossessed assets at June 30, 2007, but had repossessed assets of $519,000 or 0.24 percent of assets and $946,000 or 0.44 percent of assets at December 31, 2005 and 2006, respectively.

The range for the repossessed assets to total assets parameter is 1.00 percent of assets or less with a midpoint of 0.50 percent.

Loans Loss Reserves to Assets

First Federal had an allowance for loan losses of $2,008,000, representing a loan loss allowance to total assets ratio of 0.91 percent, at June 30, 2007, which is lower than its ratios of 1.43 percent at December 31, 2005, and 0.95 percent at December 31, 2006. For those two calendar years, the Bank's loan loss reserve averaged 1.19 percent of assets.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.25 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $218.3 million to $645.8 million with an average asset size of $379.5 million and have an average of 8.3 offices per institution. One of the comparable group institutions was converted in 1987, one in 1994, two in 1996, two in 1999, one in 2001, two in 2003 and one in 2005. All ten of the comparable group institutions are traded on NASDAQ and all are insured by the recently consolidated DIF. The comparable group institutions as a unit have a ratio of equity to assets of 10.29 percent, which is similar to all publicly-traded thrift institutions in the United States at 10.30 percent but 23.3 percent lower than the five publicly-traded thrift institutions in Tennessee, which averaged 13.99 percent. For their most recent four quarters, the comparable group indicated a core return on average assets of 0.33 percent, lower than all publicly-traded thrifts at 0.72 percent and lower than publicly-traded Tennessee thrifts at 0.81 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of First Federal to all publicly-traded thrifts, to publicly-traded thrifts in the Midwest region and to Tennessee thrifts, as well as to the ten institutions constituting First Federal's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 42 through 48.

As presented in Exhibits 43 and 44, at June 30, 2007, First Federal's total equity of 14.67 percent of assets was higher than the 10.89 percent for the comparable group, the 10.98 percent for all thrifts, the 10.32 percent for Midwest thrifts and the 14.07 percent ratio for the five Tennessee thrifts. The Bank had a 47.29 percent share of net loans in its asset mix, considerably lower than the comparable group at 69.87 percent, and more notably lower than all thrifts at 71.82 percent, Midwest thrifts at 75.27 percent and Tennessee thrifts at 71.67 percent. First Federal's share of net loans, lower than industry averages, is primarily the result of its larger share of cash and investments and secondarily by its larger share of mortgage-backed securities. The comparable group had a lower 15.95 percent share of cash and investments compared to the Bank at 30.35 percent, and a modestly lower 7.13 percent share of mortgage-backed securities compared to the Bank's 16.26 percent. All thrifts had 8.71 percent of assets in mortgage-backed securities and 13.47 percent in cash and investments. First Federal's 83.77 percent share of deposits was higher than the comparable group and Tennessee thrifts, and also higher than all thrifts and Midwest thrifts, reflecting the Bank's absence of borrowed funds. The comparable group had deposits of 70.15 percent and borrowings of 17.94 percent. All thrifts averaged a 61.04 percent share of deposits and 26.54 percent of borrowed funds, while Midwest thrifts had a 66.27 percent share of deposits and a 22.97 percent share of borrowed funds. Tennessee thrifts averaged a 75.00 percent share of deposits and a 8.82 percent share of borrowed funds. First Federal had a very small 0.01 percent ratio of intangible assets to total at June 30, 2007, compared to 0.62 percent for the comparable group, 0.82 percent for all thrifts, 0.62 percent for Midwest thrifts and 0.08 percent for Tennessee thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 45, 46 and 47 and provide a synopsis of key sources of income and key expense items for First Federal in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 47, for the twelve months ended June 30, 2007, First Federal had a yield on average interest-earning assets lower than the comparable group, all thrifts, Midwest thrifts and Tennessee thrifts. The Bank's yield on interest-earning assets was 6.23 percent compared to the comparable group at 6.28 percent, all thrifts at 6.44 percent, Midwest thrifts at 6.49 percent and Tennessee thrifts at 6.75 percent.

The Bank's cost of funds for the twelve months ended June 30, 2007, was lower than the comparable group, all thrifts, Midwest thrifts, and Tennessee thrifts. First Federal had an average cost of interest-bearing liabilities of 3.14 percent compared to 3.62 percent for the comparable group, 3.72 percent for all thrifts, 3.75 percent for Midwest thrifts and 3.71 percent for Tennessee thrifts.

The Bank's lower yield on interest-earning assets and lower cost of interest-bearing liabilities resulted in a net interest spread of 3.09 percent, which was higher than the comparable group at 2.66 percent, all thrifts at 2.72 percent, Midwest thrifts at 2.74 and Tennessee thrifts at 3.04 percent. First Federal generated a net interest margin of 3.45 percent for the twelve months ended June 30, 2007, based on its ratio of net interest income to average interest-earning assets, which was moderately higher than the comparable group ratio of 2.82 percent. All thrifts averaged a lower 3.01 percent net interest margin for the trailing four quarters, with Midwest thrifts at 3.02 percent and Tennessee thrifts at 3.36 percent.

First Federal's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibits 45 and 46. The Bank had a recapture of $741,000 of its previous provision for loan losses during the twelve months ended June 30, 2007, representing 0.35 percent of average assets taken back into earnings. The comparable group indicated a provision representing 0.04 percent of assets, with all thrifts at 0.25 percent, Midwest thrifts at 0.21 percent and Tennessee thrifts at 0.03 percent.

The Bank's noninterest income was $2,369,000 or 1.10 percent of average assets for the twelve months ended June 30, 2007. The comparable group had a 0.82 percent ratio noninterest income to average assets, which was lower than all thrifts at 1.21 percent, similar to Midwest thrifts at 0.81 percent and higher than Tennessee thrifts at 0.62 percent. For the twelve months ended June 30, 2007, First Federal's operating expense ratio was 4.49 percent of average assets, which was significantly higher than the comparable group at 2.95 percent, all thrifts at 2.17 percent, Midwest thrifts at 2.16 percent and Tennessee thrifts at 2.75 percent.

The overall impact of First Federal's income and expense ratios is reflected in the Bank's negative core earnings and core return on assets and positive but modest positive net earnings and net return on assets. For the twelve months ended June 30, 2007, the Bank had a core ROAA of 0.03 percent and a net ROAA of 0.19 percent, reflecting its core earnings of $66,000 and positive net earnings of $409,000, as indicated in Section I and Exhibit 7 of this Report. For its most recent four quarters, the comparable group had a core ROAA of 0.33 percent and a similar net ROAA of 0.32 percent. All publicly-traded thrifts averaged a higher 0.72 percent core ROAA, with Midwest thrifts at 0.61 percent and Tennessee thrifts at 0.81 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of First Federal with the comparable group. These adjustments will take into consideration such key items as earnings performance and growth potential, market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted, however, that all of the institutions in the comparable group have their differences among themselves and from the Bank, and as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, the amounts and ratios of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of non-interest income, and the amount of non-interest expenses.

As discussed earlier, the Bank's historical business model has focused on increasing its noninterest income; maintaining a reasonable net interest margin; attaining a lower ratio of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby maintaining its sensitivity measure and its current minimal interest rate risk; maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs, and striving to reduce and control its overhead expenses and improve its efficiency ratio. In the future, following its stock offering, it will be the objective of the Bank to increase its net interest spread and margin, increase its noninterest income, increase the amount and consistency of its net income, increase its return on assets and return

Earnings Performance (cont.)

on equity, and reduce and stabilize its overhead expenses within the context of its branch network.

Earnings are generally related to an institution's ability to generate loans and/or to increase its loan portfolio through loan purchases and participations at favorable rates. The Bank was an active originator of both mortgage loans and non-mortgage loans during the three and twelve months ended June 30, 2007, although in those periods as well as the calendar years ended December 31, 2006 and 2005, nonmortgage loans constituted a considerably smaller share of loan originations. During the first half of 2007, total loans increased by $4.1 million based on originations of $61.4 million, including an increase of $2.0 million in loans available for sale, principal reductions of $40.0 million and loan sales of $17.4 million. Of those loan originations, $12.1 million or 19.7 percent represented nonmortgage loans compared to a much lower 7.2 percent during the twelve months ended December 31, 2006. During the twelve months ended June 30, 2007, total loan originations were $113.6 million with 87.3 percent constituting residential and nonresidential mortgage loans. It should be noted that 41.9 percent of the loans originated during the six months ended June 30, 2007, and 48.2 percent of the loans originated during the twelve months ended June 30, 2007, were high risk real estate loans, defined as real estate loans secured by other than 1-4 family residential properties. Overall, during the twelve months ended June 30, 2007, 35.4 percent of loans originated by the Bank were secured by 1-4 family residential properties, similar to 36.5 percent of loans originated during the six months ended June 30, 2007.

From June 30, 2006, to June 30, 2007, total net loans receivable decreased by $1.6 million or 1.5 percent from $102.3 million to $103.9 million. From December 31, 2005, to June 30, 2007, total loans receivable decreased by $16.9 million or 14.0 percent from $120.8 million to $103.9 million, an average annualized decrease of 9.3 percent. During that six quarter period, all loan categories except nonresidential construction loans and land loans indicate shrinkage, with nonresidential real estate loans indicating the greatest $7.7 million decrease, followed by

Earnings Performance (cont.)

consumer loans and 1-4 family residential loans, which decreased by $6.1 million and $5.8 million, respectively.

With a considerably smaller share of loans in its asset mix compared to the comparable group, the impact of First Federal's lending efforts has been to generate a modestly lower 6.23 percent yield on average interest-earning assets for the twelve months ended June 30, 2007, compared to a higher 6.28 percent for the comparable group, 6.44 percent for all thrifts and 6.49 percent for Midwest thrifts. The Bank's ratio of interest income to average assets was 5.86 percent for the twelve months ended June 30, 2007, which was modestly higher than the comparable group at 5.78 percent, but lower than all thrifts at 6.05 percent, Midwest thrifts at 6.07 percent and Tennessee thrifts at 6.34 percent.

First Federal's 3.14 percent cost of interest-bearing liabilities for the twelve months ended June 30, 2007, was lower than the comparable group at 3.62 percent, all thrifts at 3.72 percent, Midwest thrifts at 3.75 percent and Tennessee thrifts at 3.71 percent. The Bank's resulting net interest spread of 3.09 percent for the twelve months ended June 30, 2007, was higher than the comparable group at 2.66 percent, all thrifts at 2.72 percent and Midwest thrifts at 3.04 percent. The Bank's net interest margin of 3.45 percent, based on average interest-earning assets for the twelve months ended June 30, 2007, was higher than the comparable group at 2.82 percent, all thrifts at 3.01 percent and Midwest thrifts at 3.02 percent.

The Bank's ratio of noninterest income to average assets was 1.18 percent for the twelve months ended June 30, 2007, which includes $869,000 of gains on the sale of loans and a loss of $330,000 on the sale of securities. Net of those gains and losses, First Federal's ratio of noninterest income to average assets was a lower 0.85 percent. The comparable group's ratio of noninterest income to assets was 0.82 percent, with all thrifts at 1.21 percent and Midwest thrifts at 0.81 percent.

Earnings Performance (cont.)

Operating expenses incurred by the Bank were a significant 52.2 percent higher than the comparable group and even more significantly higher than all thrifts, Midwest thrifts and Tennessee thrifts. For the twelve months ended June 30, 2007, First Federal had an operating expenses to assets ratio of 4.49 percent compared to 2.95 percent for the comparable group, 2.17 percent for all thrifts, 2.16 percent for Midwest thrifts and 2.75 percent for Tennessee thrifts.

For the twelve months ended June 30, 2007, First Federal generated higher noninterest income, higher noninterest expenses and a higher net interest margin relative to its comparable group. Further, First Federal recaptured and took into income $741,000 in previous provisions for loan losses, which resulted in positive net earnings of $409,000 based on an effective tax rate of 26.6 percent for the twelve months ended June 30, 2007. Consequently, the Bank had a positive net ROAA of 0.19 percent for that period. As indicated in Exhibit 7, First Federal's recaptured provision for loan losses is considered to be a nonrecurring item and was the basis for the derivation of lower core earnings of $66,000, which generated a core ROAA of 0.03 percent for the twelve months ended June 30, 2007. For the twelve months ended June 30, 2007, the comparable group had a core ROAA of 0.33 percent, while all thrifts indicated a higher 0.72 percent. The comparable group had a net ROAA of 0.32 percent for the twelve months ended June 30, 2007, with all thrifts at 0.76 percent and Midwest thrifts at 0.62 percent.

The earnings stream and net earnings of First Federal will continue to be dependent on the overall trends in interest rates and its net interest margin, as well as the consistency, reliability and variation of its noninterest income and overhead expenses. With the exception of calendar 2005 when the Bank experienced significant one time gains on the sale of FHLMC and Intrieve stock, First Federal's noninterest income indicated relatively mild fluctuation from calendar 2003 to 2006, including the twelve months ended June 30, 2007.

The Bank's overhead expenses and its ratio of noninterest expenses to average assets indicates a steadily increasing trend in calendar years 2003 to 2006 and for the twelve months ended June 30, 2007. The Bank's net interest margin, higher than the comparable group, has been the result of its lower yield on assets, offset by its lower cost of funds. First Federal's cost of interest-bearing liabilities is likely to experience only modest fluctuation during the next few years, with short term rates projected to increase modestly in 2007 through 2009, before flattening in 2010. Modest upward pressure on lending rates is also anticipated. First Federal's composite yield on interest-earning assets is likely to increase modestly to moderately, based on the mix and repricing interval of the Bank's loan portfolio, although the predominance of fixed-rate loans will limit the potential for increase. Although First Federal anticipates additional branching during the next few years, it is likely that competition from both financial institutions and mortgage companies will limit the Bank's ability to significantly increase rates on individual mortgage and non-mortgage loan products. Integral to that growth strategy, the goal of which is to increase loans and deposits, is the very competitive pricing of its loan and deposit products. Consequently, the Bank projects gradual and modest improvement in performance metrics, including noninterest income, net interest margin, efficiency ratio, ROAA and ROAE during the three year planning horizon through 2010.

It is also recognized that First Federal's modestly positive 0.19 percent net ROAA for the twelve months ended June 30, 2007, compared to the lower than average but higher net ROAA of its comparable group, was also only modestly positive in calendar 2006, indicating an ROAA of 0.28 percent. The Bank's dollar net interest income before provision for loan losses was 18.1 percent less in 2006 than in 2002 and indicated a further annualized decline in the first quarter of 2007. In spite of a 17.9 percent decrease in total assets since 2002, the Bank's net interest margin has, nevertheless, declined in four of its last five calendar years, with the modest increase in 2005 attributable to both a 12.5 percent higher net interest income and a 7.0 percent decrease in interest-earning assets compared to 2004. First Federal's net interest margin and net interest spread have decreased moderately since 2002, although both metrics were modestly higher than comparable group, national and regional averages.

Earnings Performance (cont.)

Immediately following conversion, it is anticipated that the Bank's higher equity to assets ratio will result in an initially flat ROAE, followed by limited growth in ROAE until conversion proceeds can be deployed into higher yielding loans. As indicated in the Bank's business plan, during the next three years the Bank's ROAA and ROAE are projected to increase modestly but steadily to ratios that modestly exceed the current comparable group averages but remain substantially lower than regional and national averages.

In recognition of the foregoing earnings related factors, with consideration of both First Federal's current and projected performance measures, a moderate downward adjustment has been made to First Federal's pro forma market value for earnings performance.

MARKET AREA

As previously indicated in Section II, the Bank's deposit primary market area encompasses Montgomery County, Tennessee. All four of First Federal's full service offices, as well as its drive-thru office and its ATM site are in the city of Clarksville, with its new main office opening in 2006. Based on its office locations and deposit sources, First Federal experienced deposit shrinkage of $17.6 million or 8.7 percent from December 31, 2002, to June 30, 2007, representing an annualized decrease of 1.9 percent.

Since 1990, Montgomery County has experienced a percentage population increase significantly larger than increases in Tennessee and the United States. Per capita income has been moderately lower than state and national averages, while median household income has been moderately higher than Tennessee and similar to the United States. In 2000, the median housing value in Montgomery County was moderately lower than in Tennessee and significantly lower than in the United States, while owner-occupied housing was lower in Montgomery County than in either Tennessee or the United States.

Market Area (cont.)

The historical unemployment rate in Montgomery County has generally been modestly lower than the state and national rates, but in 2006, Montgomery County's unemployment rate was higher than the national rate and modestly lower than the rate in Tennessee. From December, 2006, through June, 2007, however, the decrease in Montgomery County's unemployment rate lagged the decrease in the Tennessee rate, with the county rate of 4.5 percent being very similar to the state and national rates of 4.4 percent and 4.7 percent, respectively.

In First Federal's market area, the services sector represents the strong primary source of employment, followed by the wholesale/retail and manufacturing sectors, which parallels Tennessee and the United States.

At June 30, 2006, on a per capita basis, total deposits in Montgomery County were 40.6 percent below the state average and average deposits per branch of $31.1 million in Montgomery County were 33.9 percent lower than the Tennessee average of $47.0 million. From June 30, 2002, to June 30, 2006, the average deposits per branch in Montgomery County increased by 10.7 percent or an average of 2.7 percent per year, while the state average deposits per branch increased by 22.3 percent or an average of 5.6 percent per year, more than twice the rate of Montgomery County. Additionally, the Bank's market share of deposits decreased by 32.1 percent from 17.1 percent at June 30, 2002, to 11.62 percent at June 30, 2006, notwithstanding a 26.6 percent increase in Montgomery County deposits during that period, reflecting First Federal's 14.1 percent decrease in deposits and an increase of six banking offices, but no additional offices of the Bank. Total deposits in Tennessee increased by a greater 32.0 percent or 8.0 percent per year.

Although Montgomery County's demographics are generally similar or superior to state and national averages, the county is significantly overbanked and its offices are underutilized compared to state averages, evidenced by the county's slower growth in total deposits and deposits per branch compared to state totals and averages.

Market Area (cont.)

In recognition of the foregoing factors, with recognition of limited deposit potential in a very competitive market indicating historically slower total deposit and average branch deposit growth, we believe that a moderate downward adjustment is warranted for the Bank's current market area.

FINANCIAL CONDITION

The financial condition of First Federal is discussed in Section I and shown in the related exhibits and is compared to the comparable group in Exhibits 42, 43 and 44. The Bank's ratio of total equity to total assets was 14.96 percent at June 30, 2007, which was moderately higher than the comparable group at 10.98 percent, all thrifts at 10.68 percent and Midwest thrifts at 10.36 percent, but similar to Tennessee thrifts at 14.23 percent. With a conversion at the midpoint, the Corporation's consolidated pro forma equity to assets ratio will increase to approximately 30.5 percent. The Bank's pro forma equity to assets ratio and tangible capital ratio will be approximately 20 percent following a midpoint conversion, based on the Bank receiving 50 percent of the net conversion proceeds.

The Bank's mix of assets and liabilities indicates some areas of notable variation from its comparable group. The Bank's 83.77 percent ratio of deposits to total assets was higher than the comparable group at 70.15 percent, and more notably higher than all thrifts at 60.05 percent and Midwest thrifts at 66.27 percent. Those variations are directly related to First Federal's absence of borrowed funds to assets, compared to the comparable group at 17.94 percent, all thrifts at 26.54 percent and Midwest thrifts at 22.97 percent.

First Federal had a 47.29 percent ratio of net loans to total assets at June 30, 2007, considerably lower than the comparable group at 69.87, all thrifts at 71.82 percent and Midwest thrifts at 75.27 percent. The Bank's 30.35 percent share of cash and investments was much higher than the comparable group at 15.95 percent, all thrifts at 13.47 percent and Midwest thrifts at 12.35 percent; and First Federal's 16.26 percent ratio of mortgage-backed securities to total assets was significantly higher than the comparable group at 7.13 percent, all thrifts at 8.71 percent and Midwest thrifts at 5.97 percent. Tennessee thrifts had a much lower 1.99 percent ratio of mortgage-backed securities to assets. The Bank's larger combined share of cash and investments and mortgage-backed securities relative to the comparable group, as well as national, and regional and state averages, together with its larger share of fixed-rate residential mortgage loans with longer repricing intervals in a rising interest rate environment is a significant basis for its yield on interest-earning assets modestly lower than the comparable group and moderately lower than national and regional averages.

First Federal had a very small balance of intangible assets comprised of loan servicing rights, representing 0.01 percent of assets compared to 0.62 percent for the comparable group, 0.82 percent for all thrifts and a lower 0.62 percent for Midwest thrifts. The Bank was absent repossessed assets at June 30, 2007, but had $946,000 of repossessed assets or 0.44 percent of assets at December 31, 2006. At June 30, 2007, the comparable group had a 0.15 percent ratio of repossessed assets to total assets, while all thrifts and Midwest thrifts had ratios of 0.12 percent and 0.18 percent, respectively.

The financial condition of First Federal included a generally average 0.80 percent ratio of nonperforming assets to total assets at June 30, 2007, compared to higher ratios of 1.01 percent ratio for the comparable group, 0.83 percent for all thrifts and 1.21 percent for Midwest thrifts. The Bank's ratio of nonperforming assets to total assets was a higher 2.09 percent at March 31, 2007, and for its two most recent calendar years, the Bank's ratios of nonperforming assets to total assets were higher at 2.82 percent at December 31, 2006, and 1.69 percent at December 31, 2005.

The Bank had a modestly lower 19.25 percent ratio of high risk real estate loans to assets compared to 24.62 percent for the comparable group, 25.70 percent for all thrifts and 24.76 percent for Midwest thrifts. The regulatory definition of high risk real estate loans is all

Financial Condition (cont.)

mortgage loans other than those secured by one- to four-family residential properties. As previously discussed, 29.8 percent of First Federal's total loans at June 30, 2007, were secured by one- to four-family residential properties, representing 21.94 percent of total assets.

At June 30, 2007, First Federal had $2,008,000 of allowance for loan losses, which represented 0.91 percent of assets and 1.89 percent of total loans. Those ratios are higher than the comparable group, which indicated allowances equal to 0.55 percent of assets and 0.77 percent of total loans. More significant, however, is an institution's ratio of allowance for loan losses to nonperforming assets, since a considerable portion of nonperforming assets might eventually be charged off. First Federal's $2,008,000 of allowance for loan losses represented a modestly higher coverage of 113.75 percent of nonperforming assets at June 30, 2007, compared to the comparable group's 99.31 percent. All thrifts and Midwest thrifts had ratios of 177.22 percent and 92.22 percent, respectively. First Federal had a 0.22 percent ratio of net charge-offs to average total loans, compared to ratios of 0.30 percent for the comparable group, 0.14 percent for all thrifts and 0.24 percent for Midwest thrifts.

Historically and in recent periods, First Federal has been categorized by OTS as having minimal interest rate risk, as measured by its post-shock NPV ratio and sensitivity measure, primarily due to its strong ratio of equity to assets. Nevertheless, at June 30, 2007, it was determined that the Bank's net portfolio value would decrease $8.0 million or a moderate 18 percent if interest rates experienced an instantaneous increase of 200 basis points. Such interest rate risk is related in part to the Bank's strong share of loans maturing or repricing in less than five years, its balance of adjustable-rate mortgage-backed securities and its cash and shorter term investments and deposits.

Overall, notwithstanding First Federal's strong equity ratio, specifically considering its asset quality, reserves, coverage, and respective shares of cash and investments, loans and deposits relative to the comparable group, we believe that a small downward adjustment is warranted for First Federal's current financial condition.

BALANCE SHEET AND EARNINGS GROWTH

During its most recent five calendar years, First Federal has been characterized by much lower rates of growth in assets, loans and deposits relative to the comparable group. Further compared to national and regional averages, moreover, the Bank is also significantly lower in all three balance sheet categories The Bank had negative average annual asset growth of (2.35) percent from 2002 to 2006, compared to a positive 4.7 percent average annual growth rate for the comparable group, a positive 9.8 percent for all thrifts and a positive 7.2 percent for Midwest thrifts. First Federal's lower asset growth rate is consistent with its deposit shrinkage and lower balances of borrowings during that five year period. The Bank's loan portfolio indicates a negative average annual increase of 9.1 percent from 2001 to 2005, compared to a average positive growth rates of 4.9 percent for the comparable group, 10.8 percent for all thrifts and 8.4 percent for Midwest thrifts.

First Federal's deposits indicate average annual shrinkage of 1.2 percent from 2002 to 2006, representing a dollar decrease of $26.2 million during those five years, with an increase of $3.5 million or 2.0 percent during the first quarter of 2007. Annual deposit changes ranged from an increase of 7.2 percent in 2002 to a decrease of (5.4) percent in 2005, compared to five year average growth rates of 3.7 percent for the comparable group, 8.8 percent for all thrifts and 6.6 percent for Midwest thrifts. First Federal had borrowed funds decreasing nominally from $12.3 million in 2002 to $12.2 million in 2005. During 2006, those advances were repaid, resulting in the Bank's absence of borrowed funds at December 31, 2006, but First Federal took FHLB advances of $4.0 million in the first quarter of 2007. Such deposit shrinkage and the presence of an essentially constant balance of borrowed funds through 2005 were the basis for the Bank's decrease in assets during those five years. At June 30, 2007, First Federal's 1.8 percent ratio of borrowed funds to assets was lower than the comparable group at 17.5 percent.

The Bank's ability to increase its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products, to maintain a high quality of service to its customers, to increase its market share and to increase its loan origination activity. Montgomery County, the location of all of First Federal's offices, experienced an increasing trend in population and households between 1990 and 2000 and between 2000 and 2006, moderately higher than state increases and generally in line with national increases during those periods, although smaller increases in population, households and median household income are projected through 2011. In 2000, Montgomery County indicated lower per capita income, modestly higher median household income and lower median housing values compared to Tennessee.

The Bank's historical dependence on Montgomery County, the location of all of its offices, could result in lower asset growth in the future as a result of its very competitive operating environment, recognizing the slower deposit growth and smaller average deposits per banking office during the past several years.

From June 30, 2002, to June 30, 2006, First Federal's deposits in Montgomery County decreased from $201.8 million or a 17.12 percent market share to $173.4 million or a smaller 11.62 percent market share. The Bank's deposit decrease of 14.1 percent compares to the 26.6 percent increase of all Montgomery County deposits during that period. Although First Federal's $43.3 million average deposits per office for its four offices is higher than the Montgomery County average of $31.1 million, the Bank's average has decreased 14.3 percent from an average of $50.5 million per office for its four offices in 2002. In contrast, the average deposits for all banking offices in Montgomery County increased by 10.7 percent from $28.1 million per office for 42 offices in 2002 to $31.1 million per office for a larger number of 48 offices in 2006.

The strategies indicated in First Federal's business plan include de novo branching in its existing marketing area as well as in contiguous areas that Bank considers attractive. The Bank's management is also developing a merger strategy for finalization and implementation not sooner than nine to twelve months subsequent to the completion of the conversion transaction. Although potential merger targets will be identified and ranked during the development of the merger strategy, a specific target has not yet been identified and merger terms remain open for consideration. Overall, a merger transaction is speculative and, ultimately, not unilaterally controllable by the Corporation, so it has not been considered in the valuation process.

Overall, the Bank's short to medium term focus is on both branching and organic growth, including product diversification with an emphasis on increasing its portfolio of commercial real estate loans and commercial business loans. Inasmuch as branching will generate significant additional overhead expenses, First Federal's growth is, to a considerable extent, at the expense of improved operating performance during the medium term planning horizon. Assets and deposits are projected to experience growth of between 20 percent and 25 percent in each of the three years following conversion, with loans projected to grow in excess of 40 percent per year. Notwithstanding its intended focus on commercial real estate and commercial business loans, First Federal's concurrent growth strategy in a very competitive lending environment is likely to result in only a modest increase in its yield on earning assets, as indicated in its business plan. The Bank projects that its cost of funds will moderate as it increases its share of noninterest bearing demand deposits as part of strategy to increase commercial as well as retail banking relationships. Consequently, the Bank projects an approximate 50 basis point increase in net interest margin over three years.

The Bank's base overhead expenses are projected to increase by 8 percent to 9 percent annually, exclusive of branching costs, and its ratio of noninterest expenses to assets are projected to remain over 4 percent, well in excess of comparable group, industry and regional averages. First Federal projects that its noninterest income will also remain higher than those averages, but based on those projections, its efficiency ratio, although improving, will continue to be less favorable than the comparable group, as well as national and regional averages. Overall, the Bank's efficiency ratio, currently over 100 percent reflecting primarily its higher noninterest expense, is projected to remain above 70 percent through 2009, which is less favorable than current industry averages of 60.5 percent for all thrifts and the regional average of 64.0 percent.

First Federal's ROAA is projected to increase modestly during the next three years to a level modestly higher than the current ROAA of the comparable group but significantly lower than national and regional averages.

First Federal's execution of an aggressive growth strategy, although well considered, beginning from its current earnings performance position entails risk that have been recognized and calculated by the Bank in its business planning process. Such a strategy can be deterred or inhibited by both internal and external factors, including management, staffing, branch site selection, interest rate trends, changing demographics and overall economic conditions. At best, however, even robust growth in the absence of concurrent earnings performance improvement during the three year horizon being considered does not, in our opinion, significantly enhance current value. Although such growth might eventually contribute to improved performance beyond that horizon, to recognize and apply such improvement to current value, considering the time issue and the associated risk, would be speculative in the context of First Federal's historical and current operations.

Although Montgomery County demographics have, in most categories, been in line with or superior to state and national metrics, First Federal has experienced both deposit shrinkage and a decrease in its market share of deposits, in spite of moderate deposit growth in the county. Based on the foregoing factors, including the likely considerable proceeds from the Bank's conversion that must be prudently deployed over the current planning horizon in the context of its historical decreases in loans and deposits, we have concluded that a moderate downward adjustment to the Bank's pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation has not committed to pay dividends following the completion of its minority stock offering. Any payment of cash dividends by the Corporation in future years will continue to be dependent upon such factors as earnings performance, capital position, growth, and regulatory limitations.

Each of the ten institutions in the comparable group pays cash dividends for an average dividend yield of 2.73 percent and a payout ratio of 90.51 percent. Inasmuch as the comparable group is comprised of lower earning institutions, two institutions paid dividends per share in excess of their earnings per share, resulting in payout ratios over 100 percent; and two of the comparable group institutions paid cash dividends notwithstanding net losses, resulting in a payout ratios that are not meaningful.

In our opinion, a no adjustment to the pro forma market value of the Corporation is warranted at this time related to dividend payments relative to the comparable group.

SUBSCRIPTION INTEREST

In 2006 and to date in 2007, particularly in the second quarter of 2007, investors' interest in new issues has been declining, with subscription levels generally low, although a few issues have received stronger support from the marketplace. Overall, the recent unenthusiastic reaction of potential IPO investors, including savings institution depositors, appears generally to be related to a number of analytical factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends, the anticipation of continuing merger/acquisition activity in the thrift industry, weaker housing values and, very significantly, credit and funds pressure in the mortgage lending market with increasing delinquencies particularly in the subprime and alt-A credit sectors. Although the number of offerings is small relative to the 1990s, there does not appear to be a quantitative unsatisfied demand for new financial institution issues, particularly

Subscription Interest (cont.)

the smaller offerings, and even some issues attracting considerable interest have posted smaller than expected price increases and, in some cases, price decreases in the aftermarket. As presented in Exhibit 34, although the eleven full conversions between January 1, 2005, and August 15, 2007, posted an average gain of 18.15 percent in their share prices on the first day of trading, the five full conversions completed to date in 2007 indicated a 34.8 percent smaller 11.84 first day gain; and those five full conversions also indicated a more significantly smaller percentage price change of 1.04 percent from their IPO date to August 15, 2007, compared to all eleven transactions at 12.02 percent. That declining 2007 trend is also evident with regard to all conversions since January 1, 2006, including first stage mutual holding company transactions and second stage conversions. As presented in Exhibit 34A, the thirty three transactions completed between January 1, 2006, and August 15, 2007, indicate an average first day price gain of 12.59 percent, but the seventeen transactions completed between January 1, 2007, and August 15, 2007, increased at a lower average of 9.31 percent on their first day of trading; and those seventeen issues indicated an average decrease of 4.07 percent from their IPO date to August 15, 2007, compared to all thirty three transactions at a positive but modest 3.23 percent. In both Exhibits 34 and 34A, it should also be noted that as the time from the IPO date lengthens, the average percentage price change decreases.

The Corporation will direct its initial subscription offering to depositors of the Bank and to the tax-qualified employee stock ownership plan (ESOP). The ESOP intends to purchase 8 percent of the stock sold in the offering. If there is a subsequent community offering, residents of Montgomery County will be given a preference. The board of directors and officers anticipate purchasing approximately $5,250,000 or approximately 9.1 percent of the stock offered to the public based on the appraised midpoint valuation.

The Bank has secured the services of Keefe Bruyette & Woods, Inc. ("KBW") to assist in the marketing and sale of the conversion stock.

Subscription Interest (cont.)

Based on the larger size of the offering and its structure as a full conversion, recent market movement and current market and industry conditions, local market interest, the performance of First Federal, the Bank's market area and the extent of its projected earnings enhancements, the terms of the offering and recent subscription levels and aftermarket performance of initial thrift offerings, we believe that a significant downward adjustment is warranted for the Bank's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation's public offering of $48 million will result in a market capitalization moderately larger than the average $38.9 million market value of the comparable group but significantly smaller than the average of $189.8 million for Midwest thrifts. Of the ten institutions in the comparable group, all are traded on NASDAQ, indicating an average daily trading volume of 2,185 shares during the last four quarters. With 4,800,000 shares to be outstanding at the midpoint of the offering range, the Corporation will a greater number of shares outstanding than the comparable group, with an average of 2.7 million shares.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded thrift institutions, including recent IPOs, we have concluded that no adjustment to the Corporation's pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

As previously discussed, First Federal's senior management team includes its chief executive officer, Earl O. Bradley III, its president, John Halliburton and its chief financial

Management (cont.)

officer, Patrick Greenwell. All of the Bank's senior management team have extensive and diverse banking experience, as indicated in Section I.

Although overhead expenses, efficiency ratio, earnings and balance sheet growth have historically been less favorable than the comparable group and industry averages, over the past several years, the management of First Federal has been successful maintaining a stable net interest margin, net interest spread and a ratio of noninterest income to average assets in line with or more favorable than the comparable group and industry averages. The Bank's level of interest rate risk has been categorized by the OTS as minimal, due primarily to First Federal's strong and stable capitalization and its ratio of equity assets higher than the comparable group, national and regional averages. Historically, the Bank's ratio of interest-earning assets to total assets has also been in line with or higher than the comparable group and industry averages and its cost of interest-bearing liabilities has been lower than comparable group and industry averages.

Overall, although the Bank experienced modest net and negative core earnings for its most recent four quarters, earnings were positive but modest in its five most recent fiscal years. We believe the Bank is managed in a manner and at a professional level generally commensurate with the comparable group institutions; and we recognize that management has prepared a business plan and a use of conversion proceeds that are intended to improve the performance of First Federal in future years.

It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock market and reduced interest in conversion offerings. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution's ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in some public offerings and, in our opinion, various characteristics of the Corporation's transaction, as well as recent market trends, cause us to conclude that such a discount is warranted in the case of this particular offering. Consequently, at this time we have made a modest adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry. As earnings in the thrift industry have stabilized and improved, more emphasis has been placed on the price to earnings method. During the past two years, however, as rising interest rates have had varying effects on individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of First Advantage Bancorp, primary emphasis has been placed on the price to book value method, due to the Bank's core after tax losses and modest net earnings for the twelve months ended June 30, 2007, as well as the volatility of those metrics during the past several years. Inasmuch as the Bank's core earnings were negative as a result of its recapture of previous provisions for loan losses, net earnings are also not a meaningful metric in the valuation process, since net earnings include that non-recurring recapture. Consequently, only correlative attention has been given to the price to net earnings method, which is presented on a derivative basis.

As primarily a correlative indicator, the price to assets method has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the subject institution are different.

In addition to the pro forma market value, we have defined a fully converted valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value".

Valuation Methods (cont.)

In applying each of the valuation methods, consideration was given to the adjustments to the Bank's pro forma market value discussed in Section V. Downward adjustments were made for earnings performance, the Bank's market area, financial condition, balance sheet and earnings growth, subscription interest and the marketing of the issue. No adjustments were made for the liquidity of the Bank's stock or management.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, including First Federal, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors. It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value on a fully converting institution

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 99.66 percent and 97.01 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 67.22 percent (First Federal of Northern Michigan Bancorp) to a high of 125.75 percent (River Valley Bancorp). The comparable group had moderately higher average and median price to tangible book value ratios of 106.80 percent and 109.41 percent, respectively, with the range of 75.56 percent to a higher 128.15 percent. Excluding the low and the high in the group, the comparable group's price to book value range

Price to Book Value Method (cont.)

narrowed modestly from a low of 82.42 percent to a high of 123.56; and the comparable group's price to tangible book value range also narrowed modestly from a low of 87.18 percent to a high of 125.92 percent.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 65.68 percent and a price to tangible book value ratio of 65.48 percent at the midpoint. The price to book value ratio increases from 61.07 percent at the minimum to 73.34 percent at the maximum, as adjusted, while the price to tangible book value ratio increases from 60.86 percent at the minimum to 73.15 percent at the maximum, as adjusted.

The Corporation's pro forma price to book value and price to tangible book value ratios of 65.58 percent and 65.48 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 49, are influenced by the Bank's capitalization, balance sheet characteristics and trends and the local market, as well as subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 28.0 percent compared to 10.89 percent for the comparable group. Based on the price to book value ratio and the Bank's total equity of $32,236,000 at June 30, 2007, the indicated pro forma market value of the Bank using this approach is $48,000,000 at the midpoint (reference Exhibit 49).

PRICE TO EARNINGS METHOD

The foundation of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3 and previously discussed, First Federal's after tax net earnings for the twelve months ended June 30, 2007, were $409,000, and the Bank's core earnings for that

Price to Earnings Method (cont.)

period were $66,000, based on the adjustments shown in Exhibit 7. Considering such earnings bases and trends, we have concluded that neither the price to net earnings method nor the price to core earnings method is meaningful for valuation purposes, although the Corporation's pro forma price to earnings and price to core earnings multiples are shown from a correlative and derivative perspective.

The average price to core earnings multiple for the comparable group was 30.24, while the median was 24.33. The average price to net earnings multiple was a lower 25.53 and the median multiple was 20.49. The comparable group's price to core earnings multiple was modestly higher than the 27.58 average multiple for all publicly-traded, FDIC-insured thrifts, and more significantly higher than their median of 18.67. The range in the price to core earnings multiple for the comparable group was from a low of 13.11 (MFB Corp.) to a high of 71.59 (First Federal of Northern Michigan Bancorp). The range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 13.64 to a high of 37.94 times earnings for eight of the ten institutions in the group, indicating a modest narrowing at the lower end of the range and a significant narrowing at the upper end. It should be noted that the two comparable group institutions with negative core earnings indicated price to core earnings multiples that are necessarily not meaningful (NM).

As indicated previously, considering the net and core earnings positions and trends of First Federal for the twelve months ended June 30, 2007, it is our opinion that the price to core earnings method is not meaningful.

PRICE TO ASSETS METHOD

The price to assets method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to assets method does not recognize

Price to Assets Method (cont.)

the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion.

Exhibit 50 indicates that the average price to assets ratio for the comparable group was 11.08 percent and the median was 8.85 percent. The range in the price to assets ratios for the comparable group varied from a low of 6.51 percent (Ameriana Bancorp) to a high of 24.83 percent (Jefferson Bancshares, Inc.). The range narrows with the elimination of the two extremes in the group to a low of 7.74 percent and a high of 17.66 percent.

Based on the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 18.42 percent at the midpoint, which ranges from a low of 16.04 percent at the minimum to 23.16 percent at the maximum, as adjusted.

Based on the Bank's June 30, 2007, asset base of $219,728,000, the indicated pro forma market value of the Corporation using the price to assets method is $48,000,000 at the midpoint (reference Exhibit 49).

VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount relative to the comparable group at each of the valuation ranges using the price to book value and price to assets approaches. At the midpoint value, the price to book value ratio of 65.68 percent for the Corporation represents a discount of 34.09 percent relative to the comparable group and decreases to a discount of 26.41 percent at the super maximum. The price to assets ratio at the midpoint represents a premium of 66.22 percent, increasing to a premium of 109.02 percent at the maximum, as adjusted.

Valuation Conclusion (cont.)

It is our opinion that as of August 15, 2007, the fully converted pro forma market value of the Corporation, was $48,000,000 at the midpoint, representing 4,800,000 shares at $10.00 per share. The fully converted pro forma valuation range of the Corporation is from a minimum of $40,800,000 or 4,080,000 shares at $10.00 per share to a maximum of $55,200,000 or 5,520,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, or super maximum, defined as 15 percent above the maximum of the range, is $63,480,000 or 6,348,000 shares at $10.00 per share.

The fully converted pro forma appraised value of First Advantage Bancorp as of June 11, 2007 was $48,000,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

FIRST FEDERAL SAVINGS BANK
CLARKSVILLE, TENNESSEE

Consolidated Balance Sheet
At June 30, 2007 and December 31, 2006
(Dollars in thousands)

	June 30, 2007 (unaudited)	December 31, 2006
ASSETS		
Cash and due from banks	$ 4,088	$ 1,754
Interest-bearing demand deposits	900	5,631
Federal funds sold	3,876	9,364
Cash and cash equivalents	8,864	16,749
Available-for-sale securities	93,550	83,519
Loans held-for-sale	3,417	1,400
Loans, net of allowance for loan losses of $2,088 and $2,025 at June 30, 2007 and December 31, 2006, respectively	100,489	98,370
Premises and equipment	6,557	6,305
Mortgage servicing rights (net)	30	51
Foreclosed assets held for sale	–	946
Other assets held for sale	581	581
Federal Home Loan Bank stock	2,872	2,872
Accrued interest receivable	1,442	1,356
Deferred income taxes	913	588
Other assets	1,013	682
Total assets	$ 219,728	$ 213,419
LIABILITIES AND EQUITY		
LIABILITIES		
Deposits:		
Demand	$ 11,502	$ 9,620
Savings, checking and money market	78,286	69,494
Time certificates	94,286	97,495
Total deposits	184,074	176,609
Interest payable and other liabilities	3,418	3,921
Total liabilities	187,492	180,530
EQUITY		
Retained earnings	32,459	32,485
Accumulated other comprehensive income	(223)	404
Total equity	32,236	32,889
Total liabilities and equity	$ 219,728	$ 213,419

Source: First Federal Savings Bank's unaudited and audited financial statements

EXHIBIT 2

FIRST FEDERAL SAVINGS BANK
CLARKSVILLE, TENNESSEE

Consolidated Balance Sheets
At December 31, 2002, 2003, 2004 and 2005

	December 31,			
	2005	2004	2003	2002
	(In thousands)			
ASSETS				
Cash and due from banks	$ 4,943	$ 4,230	$ 4,364	$ 3,945
Interest-bearing demand deposits	9,230	36,500	30,865	14,833
Federal funds sold	9,000	–	–	--
Investment securities:				
Available-for-sale	41,477	17,488	15,357	15,612
Mortgage-backed securities:				
Available-for-sale	26,462	29,910	39,630	38,005
Held-to-maturity	164	326	600	928
Loans available-for-sale	13,872	15,934	7,453	9,189
Loans receivable, net	103,457	122,082	129,346	158,154
Accrued interest receivable	987	785	988	1,297
Accounts receivable-loan sales	776	837	1,165	2,596
Mortgage servicing rights, net	–	223	333	324
Deferred income taxes	82	–	–	--
Foreclosed assets, net	602	3,141	3,373	2,524
Premises and equipment, at cost less accumulated depreciation	6,595	5,225	5,149	5,050
Federal Home Loan Bank stock, restricted	2,711	2,579	2,476	2,379
Other assets	527	481	594	571
Total assets	$ 220,885	$ 239,741	$ 241,693	$ 255,407
LIABILITIES AND EQUITY				
LIABILITIES				
Deposits	$ 174,016	$ 184,162	$ 189,726	$ 202,672
Advance payments by borrowers for taxes and insurance	88	104	104	132
Accrued employee benefits	801	1,966	1,921	1,749
Accrued expenses	1,388	–		
Deferred income taxes	–	4,615	3,595	3,770
Federal Home Loan Bank advances	12,159	12,204	12,248	12,289
Interest payable and other liabilities	1,340	1,533	854	1,509
Total liabilities	189,792	204,584	208,448	222,121
EQUITY				
Retained earnings	30,418	26,585	25,812	25,374
Accumulated other comprehensive income	675	8,572	7,433	7,912
Total equity	31,093	35,157	33,245	33,286
Total liabilities and equity	$ 220,885	$ 239,741	$ 241,693	$ 255,407

Source: First Federal Savings Bank's audited financial statements

EXHIBIT 3

FIRST FEDERAL SAVINGS BANK
CLARKSVILLE, TENNESSEE

Consolidated Statements of Income
For the Six Months Ended June 30, 2006 and 2007 and
For the Year Ended December 31, 2006
(Dollars in thousands)

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006	Year Ended December 31, 2006
	(unaudited)		
Interest and dividend income			
Loans	$ 3,672	$ 4,087	$ 7,839
Investment securities	2,474	1,812	3,876
Other	257	347	691
Total interest and dividend income	6,403	6,246	12,406
Interest expense			
Deposits	2,928	2,085	4,759
Federal Home Loan Bank advances	6	394	394
Total interest expense	2,934	2,479	5,153
Net interest income	3,469	3,767	7,253
Provision (Credit) for loan losses	32	37	(736)
Net interest income after provision (credit) for loan losses	3,437	3,730	7,989
Noninterest income			
Customer service and other fees	554	539	1,081
Loan servicing and other fees	142	87	164
Net gains on loan sales	455	259	673
Net gain (loss) on sales of other real estate owned	7	61	55
Net realized gain (loss) on sales of available-for-sale securities	(329)	–	(1)
Net realized gain on sale of restricted investment	–	–	
Commissions on insurance and brokerage	200	200	392
Net gain (loss) on premises and equipment	17	(6)	24
Other	39	112	148
Total noninterest income	1,085	1,252	2,536
Noninterest expense			
Salaries and employee benefits	2,562	2,527	4,622
Net occupancy expense	327	290	570
Equipment expense	275	158	362
Data processing fees	348	425	1,135
Professional fees	258	232	791
Marketing expense	115	190	384
Office expense	136	176	325
Loss on foreclosed assets, net	15	–	–
Insurance expense	44	61	150
Mortgage loan outsourced servicing	115	87	150
Other	436	502	1,036
Total noninterest expense	4,631	4,648	9,525
Income before income tax	(109)	334	1,000
Provision for income taxes	(83)	144	375
Net income	$ (26)	$ 190	$ 625

Source: First Federal Savings Bank's unaudited and audited financial statements

EXHIBIT 4

FIRST FEDERAL SAVINGS BANK
CLARKSVILLE, TENNESSEE

Consolidated Statements of Income
For the Years Ended December 31, 2002, 2003, 2004 and 2005

	Year Ended December 31,			
	2005	2004	2003	2002
Interest and dividend income				
Loans	$ 8,689	$ 9,657	10,774	12,783
Investment securities	3,845	2,698	768	836
Other	185	290	2,360	2,319
Total interest and dividend income	12,719	12,645	13,902	15,938
Interest expense				
Deposits	3,382	3,654	4,402	6,615
Federal Home Loan Bank advances	597	624	626	601
Total interest expense	3,979	4,278	5,028	7,216
Net interest income	8,740	8,367	8,874	8,722
Provision (Credit) for loan losses	100	200	2,491	590
Net interest income after provision (credit) for loan losses	8,640	8,167	6,383	8,132
Noninterest income				
Customer service and other fees	1,344	1,211	1,376	1,427
Loan servicing and other fees	338	350	457	559
Net gains on loan sales	611	540	690	775
Net realized gains (losses) on sales of available-for-sale securities	9,600	-		
Net realized gain on sale of restricted investment	1,152	-		
Commissions on insurance and brokerage	76	10		
Net gain (loss) on premises and equipment	(1,056)	-		
Other	24	81	518	406
Total noninterest income	12,089	2,192	3,041	3,167
Noninterest expense				
Salaries and employee benefits	4,997	5,497	4,743	4,700
Net occupancy expense	465	438	425	464
Equipment expense	356	375	388	442
Data processing fees	2,039	1,072	1,362	1,336
Professional fees	843	445	440	190
Marketing expense	170	396	336	403
Office expense	329	383	223	290
Loss on foreclosed assets, net	538	283		
Insurance expense	124	117	32	35
Other	902	1,048	770	805
Total noninterest expense	10,763	10,054	8,719	8,665
Income before income tax	9,966	305	705	2,633
Provision for income taxes	3,794	72	267	979
Net Income	$ 6,172	$ 233	$ 438	$ 1,654

Source: First Federal Savings Bank's audited financial statements

EXHIBIT 5

Selected Financial Information
At June 30, 2007 and at December 31, 2002 through 2006

	At June 30,	At December 31,				
	2007	2006	2005	2004	2003	2002
		(Dollars in thousands)				
Financial Condition Data:						
Total assets	$ 219,728	$ 213,419	$ 220,725	$ 237,929	$ 240,167	$ 251,252
Cash and due from banks	4,088	1,754	2,415	3,096	2,447	2,708
Interest-bearing deposits at financial institutions	900	5,631	8,746	36,664	31,877	14,712
Federal funds sold	3,876	9,364	9,000	--	--	--
Investment securities available-for-sale	93,550	83,519	67,866	47,475	55,737	54,643
Loans available-for-sale	3,417	1,400	777	837	1,165	2,596
Loans receivable, net	100,489	97,370	120,063	137,046	135,805	164,169
Deposits	184,074	176,609	171,140	182,888	188,551	201,650
Federal Home Loan Bank advances	--	--	12,159	12,204	12,248	12,289
Total equity	32,236	32,889	32,535	34,265	32,661	31,194

Source: First Advantage Bancorp's Prospectus

EXHIBIT 6

Income and Expense Trends
For the Six Months Ended June 30, 2006 and 2007, and
For the Years Ended December 31, 2002 through 2006

	For the Six Months Ended June 30,		At December 31,				
	2007	2006	2006	2005	2004	2003	2002
			(Dollars in thousands)				
Operating Data:							
Interest income	$ 6,403	$ 6,246	$ 12,406	$ 12,719	$ 12,644	$ 14,562	$ 16,666
Interest expense	2,934	2,479	5,153	3,979	4,278	5,032	7,228
Net interest income	3,469	3,767	7,253	8,740	8,366	9,530	9,439
Provision (credit) for loan losses	32	37	(736)	91	89	558	2,979
Net interest income after provision for loan losses	3,437	3,730	7,989	8,649	8,277	8,972	6,460
Noninterest income	1,085	1,252	2,536	12,006 [a]	2,268	2,432	2,496
Noninterest expense	4,631	4,648	9,525	11,689	9,018	8,703	9,245
Income (loss) before provision (benefit) for income taxes	(109)	334	1,000	8,966	1,527	2,701	(289)
Income tax provision (benefit)	(83)	144	375	3,426	539	883	(207)
Net income (loss)	$ (26)	$190	$625	$5,540	$988	$1,818	$ (82)

[a] Net Income and Other Income for all years include fees charged to customers for normal banking services. The large income in 2005 includes net realized gains of $10,690,000 from the sales of certain corporate equity securities (assets had been held for a long time and had a very low cost basis). These gains were offset partially by the write-down of $1,065,000 of certain company properties that had lost value.

Source: First Advantage Bancorp's Prospectus

EXHIBIT 7

Normalized Earnings Trends
First Federal Savings Bank
For the Twelve Months Ended June 30, 2007

	Twelve Months Ended June 30, 2007 ($000)
Net income before taxes	$ 429
Expense adjustments	
Recapture loan loss provision	(651)
Income adjustments	330
Normalized earnings before taxes	108
Taxes [1]	42
Normalized earnings after taxes	$ 66

[1] Based on tax rate of 39.00 percent

Source: First Federal Savings Bank's audited financial statements

EXHIBIT 8

Performance Indicators
At or For the Six Months Ended June 30, 2006 and 2007, and At or for the Years Ended December 31, 2002 through 2006

	At or For the Six Months Ended June 30,[5]		Years Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
Performance Ratios:[1]							
Return on average assets	(0.02)%	0.18%	0.29%	2.44%	0.41%	0.74%	(0.03)%
Return on average equity	(0.16)%	1.18%	1.90%	16.71%	2.98%	5.66%	(0.26)%
Interest rate spread [2]	2.84%	3.20%	3.04%	3.53%	3.21%	3.59%	3.45%
Net interest margin [3]	3.44%	3.73%	3.62%	3.97%	3.61%	4.04%	4.15%
Other expenses to average assets	4.36%	4.40%	4.49%	5.15%	3.72%	3.55%	3.69%
Efficiency ratio [4]	101.69%	92.61%	97.30%	56.34%	84.80%	72.76%	77.46%
Average interest-earning assets to average interest-bearing liabilities	120.63%	121.68%	122.00%	125.00%	122.00%	121.00%	122.00%
Average equity to average assets	15.14%	15.25%	15.48%	14.61%	13.71%	13.08%	12.57%
Capital Ratios:							
Tangible capital	14.67%	14.71%	15.18%	13.87%	11.33%	10.97%	9.70%
Core capital	14.67%	14.71%	15.18%	13.87%	11.33%	10.97%	9.70%
Risk-based capital	24.82%	26.61%	28.02%	23.91%	16.49%	15.87%	13.44%
Asset Quality Ratios:							
Allowance for loan losses as a percent of non-performing loans	113.64%	85.28%	46.88%	110.66%	128.69%	113.07%	171.01%
Net charge-offs to average outstanding loans during the period	0.05%	0.26%	0.36%	0.09%	0.06%	1.41%	0.31%
Non-performing loans as a percent of total loans	1.72%	3.15%	4.29%	2.31%	1.76%	2.03%	1.66%
Non-performing assets as a percent of total assets	0.80%	1.70%	2.47%	1.53%	2.37%	2.59%	2.16%

(1) Performance ratios for the Six Months ended June 30, 2007 and June 30, 2006 are annualized.

(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities.

(3) Represents net interest income as a percent of average interest-earning assets.

(4) Represents other expenses divided by the sum of net interest income and other income.

(5) Quarterly income numbers annualized for performance ratios.

Source: First Advantage Bancorp's Prospectus

EXHIBIT 9

Volume/Rate Analysis
First Federal Savings Bank
For the Six Months Ended June 30, 2006 and 2007, and For the Years Ended December 31, 2005 and 2006

	Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006			Years Ended December 31, 2006 vs. 2005			Years Ended December 31, 2005 vs. 2004		
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net	Volume	Rate	Net
					(In thousands)				
Interest income:									
Interest-bearing deposits	$ (133)	$ 28	$ (105)	$ (334)	$ 300	$ (34)	$ (129)	$ 347	$ 218
Loans receivable	(451)	36	(415)	(1,547)	697	(850)	(447)	(521)	(968)
Investment securities	643	19	662	830	(235)	595	295	635	930
Other interest-earning assets	18	(3)	15	12	(36)	(24)	16	(121)	(105)
Total interest-earning assets	77	80	157	(1,039)	726	(313)	(265)	340	75
Interest expense:									
Deposits	164	679	843	(102)	1,479	1,377	(277)	5	(272)
FHLB advances	(322)	(66)	(388)	(431)	228	(203)	(2)	(25)	(27)
Total interest-bearing liabilities	$ (158)	$ 613	$ 455	$ (533)	$ 1,707	$ 1,174	$ (279)	$ (20)	$ (299)
Net increase (decrease) in interest income	$ 235	$ (533)	$ (298)	$ (506)	$ (981)	$ (1,487)	$ 14	$ 360	$ 374

Source: First Advantage Bancorp's Prospectus

EXHIBIT 10

Yield and Cost Trends
For the Years Ended December 31, 2004, 2005 and 2006,
For the Six Months Ended June 30, 2006 and 2007, and at June 30, 2007

	At June 30,	Six Months Ended June 30,		Years Ended December 31,		
	2007	2007	2006	2006	2005	2004
	Average Yield/Cost	Average Yield/Cost	Average Yield/Cost	Average Yield/Cost	Average Yield/Cost	Average Yield/Cost
Assets:						
Interest-bearing demand deposits	5.21%	5.55%	3.61%	3.83%	2.19%	0.94%
Loans	7.02%	7.35%	7.05%	7.06%	6.50%	6.88%
Investment securities	5.79%	5.45%	5.39%	5.35%	5.74%	4.59%
Other interest-bearing assets	2.97%	3.80%	4.21%	4.06%	5.00%	8.22%
Total interest-earning assets	6.30%	6.35%	6.19%	6.16%	5.78%	5.46%
Liabilities and equity:						
Savings accounts	1.90%	0.39%	0.49%	0.48%	0.44%	0.69%
Checking accounts	0.64%	0.65%	0.59%	0.61%	0.43%	0.40%
Money market deposit accounts	3.62%	3.58%	3.27%	3.44%	2.37%	1.95%
Certificates of deposit	4.67%	4.81%	3.48%	3.88%	2.84%	2.77%
Total interest-bearing deposits	3.54%	3.51%	2.68%	2.98%	2.05%	2.05%
Federal Home Loan Bank advances		5.95%	7.56%	7.48%	4.90%	5.10%
Total interest-bearing liabilities		3.51%	2.99%	3.12%	2.25%	2.25%
Interest rate spread		2.84%	3.20%	3.04%	3.53%	3.21%
Net interest margin		3.44%	3.73%	3.60%	3.97%	3.61%
Average interest-earning assets to average interest-bearing liabilities		120.63%	121.68%	121.97%	124.53%	121.75%

Source: First Advantage Bancorp's Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
At March 31, 2007

Change in Interest Rates	Net Portfolio Value			NPV as % of Assets	
(Basis Points)	$ Amount	$ Change	% Change	NPV Ratio	Change[1]
	(Dollars in thousands)				
300	$ 31,901	$ (12,000)	(27)%	14.66%	(436)
200	35,870	(8,032)	(18)%	16.16%	(286)
100	39,937	(3,965)	(9)%	17.63%	(138)
0	43,902	--	--	19.01%	--
(100)	45,796	1,894	4%	19.64%	62
(200)	47,072	3,170	7%	20.03%	102

(1) Expressed in basis points.

Source: First Advantage Bancorp's Prospectus

EXHIBIT 12

Loan Portfolio Composition
At June 30, 2007 and at December 31, 2002, 2003, 2004, 2005 and 2006

	At June 30, 2007		At December 31, 2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Real estate loans:												
Permanent loans:												
One- to four-family	$ 30,922	30.1%	$ 34,997	34.8%	$ 36,682	29.7%	$ 37,578	26.7%	$ 30,431	21.9%	$ 39,477	23.3%
Multi-family	5,789	5.6%	7,823	7.8%	6,733	5.5%	7,100	5.1%	6,736	4.8%	12,231	7.2%
Nonresidential	25,890	25.2%	26,560	26.4%	33,605	27.2%	39,152	27.9%	41,965	30.1%	42,120	24.9%
Construction loans:												
One- to four-family	14,849	14.5%	13,042	13.0%	16,997	13.8%	21,984	15.6%	23,533	16.9%	27,181	16.1%
Multi-family	2,430	2.4%	1,165	1.2%	1,645	1.3%	–	–	–	–	270	0.2%
Nonresidential	3,418	3.3%	869	0.8%	820	0.7%	820	0.6%	–	–	6	0.3%
Land loans	7,200	7.0%	6,989	6.9%	7,136	5.8%	8,677	6.2%	8,051	5.8%	12,495	7.4%
Total real estate loans	90,498	88.1%	91,445	90.9%	103,618	84.0%	115,311	82.1%	110,716	79.5%	133,780	79.4%
Consumer loans:												
Home equity loans and lines of credit	6,845	6.7%	6,055	6.0%	13,283	10.7%	16,549	11.8%	19,184	13.8%	17,408	10.3%
Auto loans	251	0.3%	377	0.4%	472	0.4%	826	0.6%	1,296	0.9%	1,655	1.0%
Deposit loans	720	0.7%	502	0.5%	504	0.4%	700	0.5%	506	0.4%	724	0.4%
Other	1,111	1.1%	541	0.5%	742	0.6%	1,748	1.2%	2,710	1.9%	4,161	2.5%
Total consumer loans	8,927	8.8%	7,475	7.4%	15,001	12.1%	19,823	14.1%	23,696	17.0%	23,948	14.2%
Commercial loans	3,213	3.1%	1,675	1.7%	4,867	3.9%	5,364	3.8%	4,832	3.5%	11,579	6.8%
Total loans	102,638	100.0%	100,595	100.0%	123,486	100.0%	140,498	100.0%	139,244	100.0%	169,307	100.4%
Allowance for loan losses	(2,008)		(2,025)		(3,157)		(3,180)		(3,175)		(7,318)	
Deferred loan fees	(141)		(200)		(266)		(272)		(264)		(339)	
Loans receivable, net	$ 100,489		$ 98,370		$ 120,063		$ 137,046		$ 135,805		$ 161,650	

Source: First Advantage Bancorp's Prospectus

EXHIBIT 13

Loan Maturity Schedule
At June 30, 2007

	One- to Four-Family Residential	Multi-family and Nonresidential Real Estate	Construction	Land (In thousands)	Consumer	Commercial	Total Loans
Amounts due in:							
One year or less	$ 5,417	$ 9,181	$ 20,697	$ 5,655	$ 6,063	$ 2,163	$ 49,176
More than one year to three years	2,858	11,972	--	1,272	925	367	17,394
More than three years to five years	1,825	7,683	--	206	1,069	416	11,199
More than five years to fifteen years	5,338	2,843	--	67	870	267	9,385
More than fifteen years	15,484	--	--	--	--	--	15,484
Total	$ 30,922	$ 31,679	$ 20,697	$ 7,200	$ 8,927	$ 3,213	$ 102,638

	Due after June 30, 2007		
	Fixed Rate	Floating or Adjustable Rate (In thousands)	Total
One- to four-family	$ 23,726	$ 1,779	$ 25,505
Multi-family and nonresidential	18,461	4,037	22,498
Construction	--	--	--
Land	1,545	--	1,545
Consumer	2,850	16	2,866
Commercial	1,050	--	1,050
Total	$ 47,632	$ 5,832	$ 53,464

Source: First Advantage Bancorp's Prospectus

EXHIBIT 14

Loan Originations, Purchases and Sales
For the Six Months Ended June 30, 2006 and 2007 and
For the Years Ended December 31, 2004, 2005 and 2006

	Six Months Ended June 30,		Years Ended December 31,		
	2007	2006	2006	2005	2004
			(In thousands)		
Total loans at beginning of period	$100,595	$123,486	$123,486	$140,498	$139,244
Loans originated:					
One- to four-family	22,383	16,179	33,938	35,513	41,873
Multi-family and nonresidential	4,132	4,479	10,061	2,235	17,299
Construction	17,499	8,339	30,679	45,525	59,887
Land	3,256	2,708	6,893	5,097	1,541
Consumer	3,743	1,808	3,814	5,195	8,905
Commercial	8,334	2,189	2,508	2,603	2,368
Total loans originated	59,347	35,702	87,893	96,168	131,873
Loans purchased:	--	--	--	--	--
Deduct:					
Loan principal repayments	(39,892)	(40,519)	(84,379)	(84,588)	(103,643)
Loan sales	(17,412)	(11,110)	(26,405)	(28,592)	(26,976)
Other (includes changes in loans in process)	--	--	--	--	--
Net loan activity	2,043	(15,927)	(22,891)	(17,012)	1,254
Loans, net of loans in process, at end of period	$102,638	$ 107,559	$ 100,595	$ 123,486	$ 140,498

Source: First Advantage Bancorp's Prospectus

EXHIBIT 15

Loan Delinquencies
At June 30, 2007 and at December 31, 2004, 2005 and 2006

	At June 30, 2007			
	30-89 Days		90 Days or More	
	Number	Principal Balance	Number	Principal Balance
	(Dollars in thousands)			
One- to four-family	3	$1,191	6	$283
Multi-family / Nonresidential	1	349	--	--
Construction	1	184	--	--
Land	1	15	--	--
Consumer	29	490	1	1
Commercial	--	--	2	12
Total	35	$2,229	9	$296

	At December 31,											
	2006				2005				2004			
	30-89 Days		90 Days or More		30-89 Days		90 Days or More		30-89 Days		90 Days or More	
	Number	Principal Balance	Number	Principal Balance	Number	Principal Balance	Number	Principal Balance	Number	Principal Balance	Number	Principal Balance
	(Dollars in thousands)											
One- to four-family	28	$1,620	7	$420	3	$179	2	$112	12	$824	3	$161
Multi-family / Nonresidential	1	659	2	3,888	2	1,340	6	2,206	2	250	3	1,213
Construction	--	--	--	--	1	154	--	--	2	208	1	104
Land	1	15	--	--	--	--	--	--	--	--	--	--
Consumer	4	32	--	--	7	111	8	194	21	306	10	241
Commercial	--	--	1	12	1	253	6	341	6	487	7	752
Total	34	$2,326	10	$4,320	14	$2,037	22	$2,853	43	$2,075	24	$2,471

Source: First Advantage Bancorp's Prospectus

EXHIBIT 16

Nonperforming Assets
At June 30, 2007, and at December 31, 2002, 2003, 2004, 2005 and 2006

	At June 30,	At December 31,				
	2007	2006	2005	2004	2003	2002
	(Dollars in thousands)					
Nonaccrual loans:						
One- to four-family	$381	$420	$112	$161	$699	$565
Multi-family and nonresidential	1,159	3,888	2,206	1,213	80	376
Construction	184	--	--	104	171	176
Land	15	--	--	--	187	--
Consumer	16	--	194	241	1,082	1,354
Commercial	12	12	341	752	589	337
Total	1,767	4,320	2,853	2,471	2,808	2,808
Accruing loans past due 90 days or more:	--	--	--	--	--	--
One-to four-family	--	--	--	--	--	--
Multi-family and nonresidential	--	--	--	--	--	--
Construction	--	--	--	--	--	--
Land	--	--	--	--	--	--
Consumer	--	--	--	--	--	--
Commercial	--	--	--	--	--	--
Total	--	--	--	--	--	--
Total of nonaccrual and 90 days or more past due loans	1,767	4,320	2,853	2,471	2,808	2,808
Real estate owned	--	946	519	3,178	3,424	2,608
Other nonperforming assets	--	--	--	--	--	--
Total nonperforming assets	$1,767	$5,266	$3,372	$5,649	$6,232	$5,416
Total nonperforming loans to total loans	1.72%	4.29%	2.31%	1.76%	2.02%	1.66%
Total nonperforming loans to total assets	0.80%	2.02%	1.29%	1.04%	1.17%	1.12%
Total nonperforming assets and troubled debt restructurings to total assets	0.80%	2.47%	1.53%	2.37%	2.59%	2.16%

Source: First Advantage Bancorp's Prospectus

EXHIBIT 17

Classified Assets
At June 30, 2007, and at December 31, 2004, 2005 and 2006

	At June 30, 2007	At December 31, 2006	2005	2004
		(In thousands)		
Substandard assets	$1,585	$7,110	$12,556	$9,878
Doubtful assets	1,583	1,474	1,317	1,330
Loss assets	0	0	76	215
Total classified assets	$3,168	$8,584	$13,949	$11,423

Source: First Advantage Bancorp's Prospectus

EXHIBIT 18

Allowance for Loan Losses
For the Years Ended December 31, 2002, 2003, 2004, 2005 and 2006

	Six Months Ended June 30,		Year Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
			(Dollars in thousands)				
Allowance for loan losses at beginning of period	$2,025	$3,157	$3,157	$3,180	$3,175	$4,802	$2,328
Provision for loan losses	32	37	(736)	91	89	558	2,979
Charge offs:							
One- to four-family	27	7	7	19	1	1,214	51
Multi-family and nonresidential	--	31	145	152	--	1,102	107
Construction	--	--	--	--	--	--	60
Land	--	24	23	--	--	--	--
Consumer	57	183	204	110	105	210	73
Commercial	--	205	348	124	--	151	228
Total charge-offs	84	450	727	405	106	2,677	519
Recoveries:							
One- to four-family	10	--	5	232	7	41	--
Multi-family and nonresidential	--	5	87	2	--	450	6
Construction	--	--	--	--	--	--	--
Land	--	--	--	--	--	--	--
Consumer	12	12	42	50	15	1	8
Commercial	13	124	197	7	--	--	--
Total recoveries	35	141	331	291	22	492	14
Net charge-offs	49	309	396	114	84	2,185	505
Allowance for loan losses at end of period	$2,008	$2,885	$2,025	$3,157	$3,180	$3,175	$4,802
Allowance for loan losses to non-performing loans	113.64%	85.28%	46,88%	110.66%	128.69%	113.07%	171.01%
Allowance for loan losses to total loans outstanding at the end of the period	1.96%	2.69%	2.01%	2.56%	2.26%	2.29%	2.84%
Net charge-offs (recoveries) to average loans outstanding during the period	0.05%	0.26%	0.36%	0.09%	0.06%	1.41%	0.31%

Source: First Advantage Bancorp's Prospectus

EXHIBIT 19

Investment Securities
At June 30, 2007, and at December 31, 2004, 2005 and 2006

	At June 30,		At December 31,					
	2007		2006		2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
U.S. government and federal agencies	$46,886	$47,345	$50,749	$51,517	$40,013	$40,964	$4,910	$6,423
State and political subdivisions	7,693	7,472	7,759	7,708	--	--	--	--
Mortgage-backed securities	36,344	35,722	21,826	21,785	26,218	26,402	29,058	29,974
Corporate equity securities	--	--	--	--	--	--	153	11,078
Corporate debt securities	3,002	3,011	2,507	2,509	500	500	0	0
Total	$93,925	$93,550	$82,841	$83,519	$66,731	$67,866	$34,121	$47,475

Source: First Advantage Bancorp's Prospectus

EXHIBIT 20

Mix of Deposits
At June 30, 2007, and At December 31, 2004, 2005 and 2006

	At June 30, 2007	At December 31, 2006	2005	2004
		(In thousands)		
Noninterest-bearing checking accounts	$11,502	$9,620	$14,362	$8,732
Interest-bearing accounts:				
Savings	17,535	12,457	14,420	15,718
Checking	27,500	26,759	30,789	33,714
Money market	33,251	30,278	24,593	26,319
Certificates of deposit	94,286	97,495	86,974	98,405
Total	$184,074	$176,609	$171,138	$182,888

Source: First Advantage Bancorp's Prospectus

Time Deposits Classified by Rate

	At June 30, 2007	At December 31, 2006	2005	2004
	(In thousands)			
0.00 - 1.00%	$ 5	$ 5	$ 55	$ 3,773
1.01 - 2.00%	.29	282	11,329	25,797
2.01 - 3.00%	2,519	3,949	26,829	36,210
3.01 - 4.00%	17,983	22,908	38,213	26,454
4.01 - 5.00%	23,583	34,791	9,128	2,670
5.01 - 6.00%	50,167	35,560	1,120	1,209
6.01 - 7.00%	—	—	—	2,292
Total	$ 94,286	$ 97,495	$ 86,674	$ 98,405

	Amount Due: Less than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percent of Total Certificate Accounts
0.00 - 1.00%	—	—	—	5	5	—
1.01 - 2.00%	29	—	—	—	29	—
2.01 - 3.00%	1,977	495	47	—	2,519	2.7
3.01 - 4.00%	14,827	2,549	535	72	17,983	19.1
4.01 - 5.00%	15,941	6,382	830	430	23,583	25.0
Over 5.00%	46,876	2,981	310	—	50,167	53.2
Total	79,650	12,407	1,722	502	94,286	100.0%

Source: First Advantage Bancorp's Prospectus

EXHIBIT 22

Deposit Activity
For the Six Months Ended June 30, 2006 and 2007 and
For the Years Ended December 31, 2004, 2005 and 2006

	Six Months Ended June 30,		Year Ended December 31,		
	2007	2006	2006	2005	2004
	(Dollars in thousands)				
Beginning balance	$176,609	$171,140	$171,140	$182,888	$188,551
Increase (decrease) before interest credited	4,618	(3,105)	1,552	(14,840)	(8,912)
Interest credited	2,847	2,232	3,917	3,092	3,249
Net increase (decrease) in deposits	7,465	(873)	5,469	(11,748)	(5,663)
Ending balance	$184,074	$170,267	$176,609	$171,140	$182,888

Source: First Advantage Bancorp's Prospectus

EXHIBIT 23

Borrowings
For the Six Months Ended June 30, 2006 and 2007, and
For the Years Ended December 31, 2004, 2005 and 2006

	Six Months Ended June 30,		Year Ended December 31,		
	2007	2006	2006	2005	2004
	(Dollars in thousands)				
Maximum amount of FHLB advances outstanding at any month-end during period	$4,000	$15,655	$15,655	$12,200	$12,244
Average FHLB advances outstanding during period	$155	$10,514	$5,265	$12,180	$12,226
Weighted average interest rate during period	5.52%	7.56%	7.48%	4.90%	5.10%
Balance outstanding at end of period	--	--	--	$12,159	$12,204
Weighted average interest rate at end of period	--	--	--	4.92%	5.10%

Source: First Advantage Bancorp's Prospectus

EXHIBIT 24

Offices of First Federal Savings Bank
As of June 30, 2007

Location	Year Opened	Square Footage	Owned/ Leased	Lease Expiration Date	Net Book Value at June 30, 2007
Main Office:					
1430 Madison Street[1] Clarksville, Tennessee 37040	2006	17,000	Owned	N/A	$2,232
Branch Offices:					
Tradewinds Branch[2] 1929 Madison Street Clarksville, Tennessee 37043	1974	2,263	Owned	N/A	125
St. Bethlehem Branch 2141 Wilma Rudolph Boulevard Clarksville, Tennessee 37040	1985	4,594	Owned	N/A	192
North Clarksville Branch 1800 Ft. Campbell Boulevard Clarksville, Tennessee 37042	1996	8,060	Owned	N/A	1,435
Downtown (Drive-Thru Only)[3] 200 N 2nd St. Clarksville, Tennessee 37042	1995	600	Owned	N/A	341
ATM Site 1193 & 1195 Ft. Campbell Blvd. Clarksville, Tennessee 37042	1984	N/A	Owned	N/A	154
Other Properties:					
Commercial Lot Pleasant View, Tennessee	N/A	N/A	Owned	N/A	288
Downtown[4] 200 N. 2nd St Clarksville, Tennessee 37040	N/A	N/A	Owned	N/A	381
Blue Hole Lodge[5]	N/A	N/A	Owned	N/A	200

[1] Building was acquired through foreclosure in 2003. When the new management team joined the Bank in early 2005, the decision was made to renovate the building to provide more conducive office space to the customers, the branch customer service team, mortgage services, support and administrative teams and the executive offices for the Bank. There are currently no drive-thru lanes available at this location.

[2] This branch has been demolished as a new branch is currently under construction. The new branch will be approximately the same size and will employ the same total staff count. During the construction period, the customers will be served from a modular facility at the location.

[3] This location was originally the Main Office for the Bank. However, with the renovation of the property at 1430 Madison Street and the relocation of customer service, support, and executive management teams to that location, the Bank decided to only leave the drive-thru customer service operation open in the downtown area of Clarksville. The Bank still owns this building and is attempting to sell the building.

[4] The Bank had previously operated a small branch facility at this location to serve the customers in the Pleasant View area. However, new management of the Bank decided to close the branch in 2005 because it was not cost effective at the time to keep the operation open. However, after internal changes have been made and the new philosophy of the Bank has been implemented, the Bank anticipates reestablishing a branch at this location.

[5] This is a lodge facility that the Bank is currently marketing for sale.

Source: First Advantage Bancorp's Prospectus

EXHIBIT 25

LIST OF KEY OFFICERS AND DIRECTORS
At June 30, 2007

Name	Position(s) Held with the Association	Age (1)	Director Since	Term Expires
Earl O. Bradley, III	Chairman of the Board, Chief Executive Officer	51	2005	2008
John T. Halliburton	President/Director	60	2005	2009
William G. Beach	Director	50	2006	2007
Michael E. Wallace	Director	33	2006	2007
Robert E. Durrett, III	Director	51	2007	2008
William Lawson Mabry	Director	51	2006	2008
William H. Orgain	Director	50	2007	2008
Dr. Vernon M. Carrigan	Director	56	1999	2009
David L. Watson	Director	65	2006	2009

(1) As of June 30, 2007

Source: First Advantage Bancorp's Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Montgomery County, Tennessee and the United States
1990, 2000, 2006 and 2011

	1990	2000	1990-2000 % Change	2006	2000-2006 % Change	2011	2006-2011 % Change
Population							
Montgomery County	100,498	134,768	34.1%	156,782	16.3%	176,030	12.3%
Tennessee	4,877,185	5,689,283	16.7%	6,140,866	7.9%	6,522,932	6.2%
United States	248,709,873	281,421,906	13.2%	303,582,361	7.9%	323,785,827	6.7%
Households							
Montgomery County	34,345	43,330	26.2%	56,913	31.3%	64,278	12.9%
Tennessee	1,853,725	2,232,905	20.5%	2,440,878	9.3%	2,608,416	6.9%
United States	91,993,582	105,480,101	14.7%	114,049,635	8.1%	121,863,482	6.9%
Per Capita Income							
Montgomery County	$ 11,056	$ 17,265	56.2%	$ 21,628	25.3%	–	–
Tennessee	12,255	19,393	58.2%	24,488	26.3%	–	–
United States	14,420	21,587	49.7%	26,228	21.5%	–	–
Median Household Income							
Montgomery County	$ 25,568	$ 38,981	52.5%	$ 48,123	23.5%	$ 56,676	17.8%
Tennessee	24,807	36,360	46.6%	44,992	23.7%	53,128	18.1%
United States	30,056	41,994	39.7%	48,534	15.6%	60,704	25.1%

Source: Census Bureau and ESRI

EXHIBIT 27

Key Housing Data
Montgomery County,
Tennessee and the United States
1990 & 2000

		1990	2000
Occupied Housing Units			
Montgomery County		34,345	48,330
Tennessee		1,853,725	2,232,905
United States		91,947,410	105,480,101
Occupancy Rate			
Montgomery County			
	Owner-Occupied	61.1%	63.5%
	Renter-Occupied	38.9%	36.5%
Tennessee			
	Owner-Occupied	68.0%	69.9%
	Renter-Occupied	32.0%	30.1%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Montgomery County		$ 58,200	$ 85,100
Tennessee		58,000	93,000
United States		78,500	119,600
Median Rent			
Montgomery County		$ 373	$ 549
Tennessee		357	505
United States		374	602

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
Montgomery County,
Tennessee and the United States
1990 and 2000

Industry Group	1990		
	Montgomery County	Tennessee	United States
Agriculture/Mining	2.1%	2.6%	1.3%
Construction	6.0%	6.3%	4.8%
Manufacturing	18.1%	23.3%	19.2%
Transportation/Utilities	5.6%	7.6%	5.9%
Wholesale/Retail	23.7%	21.3%	27.5%
Finance, Insurance & Real Estate	5.1%	5.4%	7.3%
Services	39.4%	33.5%	34.0%

	2000		
	Montgomery County	Tennessee	United States
Agriculture/Mining	0.9%	1.4%	1.9%
Construction	7.6%	7.3%	6.8%
Manufacturing	16.1%	18.9%	14.1%
Wholesale/Retail	15.2%	15.6%	15.3%
Transportation/Utilities	5.5%	6.3%	5.2%
Information	3.0%	2.4%	3.1%
Finance, Insurance & Real Estate	4.3%	5.8%	6.9%
Services	47.3%	42.3%	46.7%

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Montgomery County,
Tennessee and the United States
For the Years 2003 through 2006 and through June 2007

Location	2003	2004	2005	2006	Through June 2007
Montgomery County	5.1%	4.9%	5.0%	4.8%	4.5%
Tennessee	5.7%	5.5%	5.6%	5.2%	4.4%
United States	6.0%	5.5%	5.1%	4.6%	4.7%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
Montgomery County, Tennessee
June 30, 2006

	Montgomery County Deposits ($000)	First Federal's Deposits ($000)	First Federal's Share (%)
Banks	$ 1,318,472	—	—
Thrifts	173,404	$ 173,404	100.0%
Total	$ 1,491,876	$ 173,404	11.6%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2003 - 2007

	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

	1st Qtr. 2004	2nd Qtr. 2004	3rd Qtr. 2004	4th Qtr. 2004
Prime Rate	4.00%	4.25%	4.50%	5.00%
90-Day Treasury Bills	0.93%	1.33%	2.25%	2.72%
1-Year Treasury Bills	1.44%	1.82%	2.13%	2.89%
30-Year Treasury Notes	5.48%	6.13%	6.13%	6.25%

	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005
Prime Rate	5.75%	6.00%	6.25%	6.75%
90-Day Treasury Bills	3.12%	3.46%	4.28%	4.71%
1-Year Treasury Bills	3.37%	3.99%	4.60%	4.93%
30-Year Treasury Notes	6.25%	5.38%	5.28%	5.19%

	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006
Prime Rate	7.50%	8.25%	8.25%	8.25%
90-Day Treasury Bills	4.87%	5.09%	5.12%	4.93%
1-Year Treasury Bills	5.23%	5.05%	4.88%	4.79%
30-Year Treasury Notes	5.26%	4.98%	4.66%	4.68%

	1st Qtr. 2007	2nd Qtr. 2007
Prime Rate	8.25%	8.25%
90-Day Treasury Bills	4.89%	4.84%
1-Year Treasury Bills	4.97%	4.94%
30-Year Treasury Notes	5.00%	5.05%

Source: The Wall Street Journal

EXHIBIT 32

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 15, 2007

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTCBB	24.700	25.750	21.000	-4.04	1.23	1.92	294.34	0.37	13.28	87.71	8.39	13.28
SIYF	Security Federal Bancorp Inc.	AL	Pink	16.500	18.500	15.550	3.12	1.54	0.74	103.95	0.60	22.30	100.44	15.87	NA
SRNN	Southern Banc Co.	AL	OTCBB	13.000	16.000	12.750	-1.89	-8.13	-0.13	128.04	0.35	NM	68.15	10.15	NM
SCBS	Southern Community Bancshares	AL	Pink	8.850	10.500	8.850	0.00	-6.84	NA	93.63	NA	NA	82.35	9.45	NA
SZBI	SouthFirst Bancshares Inc.	AL	OTCBB	10.560	15.000	10.510	-12.00	-8.97	0.62	NA	0.40	17.31	NA	NA	NA
SUPR	Superior Bancorp	AL	NASDAQ	9.130	11.930	8.100	-9.06	-8.24	0.24	71.25	0.00	39.70	113.42	12.81	35.17
FFBH	First Federal Bancshares of AR	AR	NASDAQ	18.101	25.430	17.850	-22.45	-26.09	0.99	168.71	0.62	18.66	118.08	10.73	18.66
BOFI	B of I Holding, Inc.	CA	NASDAQ	7.300	8.000	6.090	2.38	1.39	0.36	114.56	0.00	20.28	89.13	6.40	22.21
BYFC	Broadway Financial Corp.	CA	NASDAQ	10.250	11.290	10.060	-5.79	-8.07	0.91	187.88	0.20	12.20	94.37	5.50	12.19
DSL	Downey Financial Corp.	CA	NYSE	45.430	75.290	45.090	-30.28	-33.54	6.57	535.04	0.44	6.91	86.40	8.49	6.97
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	21.750	28.920	20.650	-11.37	-16.35	1.05	174.66	0.70	21.12	114.78	12.45	21.12
FED	FirstFed Financial Corp.	CA	NYSE	41.280	69.700	38.730	-29.70	-33.34	7.69	479.03	0.00	5.46	91.25	8.62	5.46
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	14.810	18.490	14.750	-3.27	-11.58	1.31	203.82	0.80	11.66	119.24	7.26	10.70
IMB	IndyMac Bancorp, Inc.	CA	NYSE	19.000	48.140	16.860	-34.39	-39.30	3.61	429.77	1.98	5.49	68.27	4.42	5.39
MLGF	Malaga Financial Corporation	CA	OTCBB	10.100	12.250	9.600	1.00	-9.42	NA	113.95	0.31	10.86	NA	NA	10.86
PFB	PFF Bancorp Inc.	CA	NYSE	15.320	39.320	14.530	-27.53	-45.38	1.67	190.83	0.72	9.28	96.53	8.00	9.35
PROV	Provident Financial Holdings	CA	NASDAQ	18.070	32.800	18.020	-24.20	-25.61	1.75	258.36	0.69	10.51	89.37	6.99	12.16
RMGC	RMG Capital Corporation	CA	OTCBB	20.750	24.250	20.750	-11.70	-14.43	1.45	244.17	0.08	14.31	NA	NA	NA
SNLS	San Luis Trust Bank FSB	CA	OTCBB	9.750	14.480	8.500	-2.50	-7.58	0.95	58.43	0.26	10.26	150.70	16.70	10.26
HCBC	High Country Bancorp Inc.	CO	Pink	17.750	22.500	16.750	1.14	-0.56	1.59	229.65	0.50	11.31	81.07	7.73	NA
UWBK	United Western Bancorp, Inc.	CO	NASDAQ	21.650	26.320	18.750	-13.81	-15.92	1.40	279.79	0.12	15.58	141.60	7.74	NA
NEBS	New England Bancshares	CT	NASDAQ	10.350	13.700	10.260	-13.75	-19.14	0.15	54.71	0.12	69.00	97.27	18.94	58.35
NAL	NewAlliance Bancshares Inc.	CT	NYSE	13.900	17.090	12.780	-4.92	-8.07	0.31	70.36	0.25	44.84	110.23	19.76	28.96
PBCT	People's United Financial Inc.	CT	NASDAQ	15.960	22.814	14.780	-12.74	-20.12	NA	NA	NA	NA	106.61	34.74	NA
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	10.350	12.800	8.570	-0.38	3.50	-2.40	102.25	0.00	NM	134.93	10.12	NM
WSFS	WSFS Financial Corp.	DE	NASDAQ	58.070	70.850	53.420	-10.37	-9.39	4.68	479.39	0.34	12.85	181.75	12.11	12.35
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	8.080	14.960	7.500	3.06	-14.59	0.22	111.81	0.16	27.86	91.51	7.22	145.07
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	14.850	28.790	14.200	-24.31	-31.03	2.73	406.70	0.02	5.71	66.29	3.65	5.69
BFF	BFC Financial Corp.	FL	NYSE	2.700	7.060	2.110	-22.86	-35.56	-0.20	211.29	0.00	NM	61.07	1.28	NA
FDT	Federal Trust Corp.	FL	AMEX	4.950	10.890	4.100	-36.54	-44.32	-0.21	76.60	0.17	NM	92.18	6.38	NM
FCFL	First Community Bank Corp.	FL	NASDAQ	14.650	22.000	13.930	-12.22	-17.97	0.80	101.24	0.00	19.53	168.53	14.47	19.53
EBDC	ebank Financial Services Inc.	GA	OTCBB	0.820	1.300	0.750	0.00	-18.81	NA	20.24	0.00	NA	112.35	4.17	NA
NTBK	NetBank Inc.	GA	Pink	0.080	6.740	0.070	-73.06	-95.90	-2.82	69.60	0.04	NM	1.85	0.12	NM
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	18.850	22.510	18.060	2.45	-1.87	0.75	190.51	0.42	20.49	90.97	9.90	25.45

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 15, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
HZFS	Horizon Financial Svcs Corp.	IA	OTCBB	7.800	13.850	7.800	-8.24	-25.00	-4.68	166.91	0.28	NM	82.28	4.68	NM
CASH	Meta Financial Group Inc.	IA	NASDAQ	39.560	42.000	23.000	-3.51	3.66	0.16	259.38	0.52	NM	215.59	15.25	NM
FFFD	North Central Bancshares Inc.	IA	NASDAQ	39.000	41.330	38.200	-2.13	-4.06	3.16	389.07	1.36	12.46	127.56	10.02	12.46
AFBA	Allied First Bancorp Inc.	IL	OTCBB	15.000	18.400	15.000	-7.69	-6.83	0.85	308.54	0.00	17.65	71.10	4.88	17.65
BFIN	BankFinancial Corp	IL	NASDAQ	14.380	18.500	13.010	-6.68	-10.12	0.37	66.77	0.20	38.88	107.49	21.54	39.14
BPLS	BankPlus FSB	IL	Pink	20.850	20.850	12.264	0.00	1.21	NA	184.06	0.00	NA	138.71	11.37	NA
ESDF	East Side Financial Inc.	IL	Pink	39.000	39.500	37.000	0.00	0.00	NA	480.85	0.20	NA	89.74	8.11	NA
FBTC	First BancTrust Corp.	IL	NASDAQ	10.500	12.350	10.500	-8.77	-10.18	0.48	135.11	0.24	23.33	90.91	7.77	23.20
FCLF	First Clover Leaf Fin Corp.	IL	NASDAQ	10.770	12.460	10.000	-1.19	0.19	0.26	41.66	0.25	41.42	104.49	25.85	37.49
GTPS	Great American Bancorp	IL	OTCBB	31.700	34.500	31.700	-4.52	-4.66	2.24	221.40	0.44	14.34	121.00	14.32	14.34
MAFB	MAF Bancorp Inc.	IL	NASDAQ	47.630	55.010	39.500	-11.93	-11.96	2.28	311.90	1.04	21.38	143.68	15.27	19.35
MCPH	Midland Capital Holdings Corp.	IL	OTCBB	35.075	43.500	35.000	-16.49	-16.29	1.87	335.19	0.96	18.76	95.31	10.46	18.76
PFED	Park Bancorp Inc.	IL	NASDAQ	32.040	38.000	28.750	-0.65	-5.96	-0.03	175.97	0.72	NM	123.56	17.66	NM
RYFL	Royal Financial Inc.	IL	OTCBB	13.000	17.750	13.000	-10.65	-19.50	0.01	51.52	0.00	NM	103.77	25.23	NM
WFBS	Washington Fed Bank for Svgs	IL	Pink	19.000	NA	NA	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
WTWN	West Town Bancorp Inc.	IL	Pink	15.000	15.250	15.000	-1.64	0.00	0.55	261.70	0.00	27.27	92.81	5.73	27.27
AMFC	AMB Financial Corp.	IN	OTCBB	14.800	15.950	14.220	-0.67	-3.58	0.30	170.00	0.33	49.33	108.71	8.71	49.66
ASBI	Ameriana Bancorp	IN	NASDAQ	9.220	14.240	9.160	-7.34	-13.26	-0.40	141.65	0.28	NM	87.31	6.51	NM
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	4.930	7.000	1.490	-11.65	-18.51	0.12	68.25	0.08	41.08	97.62	7.22	41.08
CITZ	CFS Bancorp Inc.	IN	NASDAQ	14.000	15.160	14.000	-3.11	-6.10	0.56	110.91	0.48	25.45	118.34	12.62	28.10
CSFC	City Savings Financial Corp.	IN	OTCBB	30.000	35.000	21.000	-11.63	-12.02	-0.72	223.61	0.30	NM	140.79	13.42	NM
DSFN	DSA Financial Corp.	IN	OTCBB	12.000	14.000	11.000	-3.54	-5.51	0.37	NA	0.52	32.43	NA	NA	37.29
FFWC	FFW Corp.	IN	OTCBB	25.550	26.000	23.000	-1.54	-0.97	2.36	241.82	0.76	10.97	122.85	10.57	11.95
FDLB	Fidelity Federal Bancorp	IN	Pink	18.500	23.000	18.500	-7.50	-7.50	1.22	257.31	0.75	15.16	100.16	7.19	NA
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	15.250	20.820	14.630	-2.87	-12.20	0.30	197.13	0.60	50.83	82.42	7.74	37.94
FCAP	First Capital Inc.	IN	NASDAQ	17.000	19.250	16.210	-4.49	-5.45	1.23	157.36	0.68	14.05	108.73	10.80	14.05
HWEN	Home Financial Bancorp	IN	OTCBB	4.750	6.750	4.600	-9.35	-1.04	0.13	55.04	0.12	36.54	86.36	8.62	NA
LOGN	Logansport Financial Corp.	IN	Pink	14.750	19.000	14.750	-6.05	-13.24	0.74	178.29	0.60	19.93	73.43	8.27	29.64
LSBI	LSB Financial Corp.	IN	NASDAQ	24.200	27.490	24.190	-6.02	-5.71	NA	223.08	0.73	13.83	110.20	10.85	13.73
MFBC	MFB Corp.	IN	NASDAQ	33.210	36.190	30.378	-2.07	-1.89	2.82	385.19	0.63	12.21	106.24	8.62	13.11
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	17.700	22.920	16.010	1.14	-4.88	0.96	219.13	0.60	18.44	87.41	8.08	18.44
NIDB	Northeast Indiana Bancorp	IN	OTCBB	16.000	17.500	15.000	0.95	1.27	0.26	181.74	0.64	61.54	92.81	8.80	71.02
NWIN	NorthWest Indiana Bancorp	IN	OTCBB	27.450	32.750	27.100	-10.70	-9.11	2.17	216.36	1.42	12.77	152.42	12.69	12.84
PFDC	Peoples Bancorp	IN	NASDAQ	18.450	21.000	16.620	8.59	-2.89	0.85	153.75	0.76	21.71	93.99	12.00	NA

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 15, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
RIVR	River Valley Bancorp	IN	NASDAQ	18.750	20.240	17.000	-1.00	7.76	1.31	206.82	0.80	14.53	125.75	9.07	NA
TDCB	Third Century Bancorp	IN	OTCBB	11.750	12.050	10.550	1.73	2.62	0.19	NA	0.16	61.84	NA	NA	61.84
FFSL	First Independence Corp.	KS	OTCBB	18.600	20.500	17.650	1.36	-0.80	1.50	219.25	0.68	12.57	96.52	8.48	12.57
CKFB	CKF Bancorp Inc.	KY	OTCBB	14.750	16.500	14.200	-3.28	-4.84	0.92	NA	0.72	16.21	NA	NA	16.21
CFBC	Community First Bancorp Inc.	KY	OTCBB	7.750	8.500	6.460	19.97	11.35	-2.06	235.11	0.00	NM	75.53	3.30	NM
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	15.480	16.800	14.390	-3.19	-0.39	1.10	212.60	0.48	14.07	106.25	7.28	14.09
FPBF	FPB Financial Corp.	LA	Pink	39.500	42.420	35.000	-0.25	-6.88	3.98	406.72	0.64	10.29	118.30	9.72	NA
GLBP	Globe Bancorp Inc.	LA	OTCBB	17.600	25.000	16.050	-29.60	-16.39	0.58	118.57	0.35	30.34	79.01	14.84	30.34
GSLA	GS Financial Corp.	LA	NASDAQ	17.800	22.010	16.510	-13.97	-12.32	1.64	NA	0.40	10.92	NA	NA	10.93
HSTD	Homestead Bancorp Inc.	LA	Pink	17.320	17.800	10.400	-0.46	0.12	NA	NA	0.18	NA	NA	NA	NA
LABC	Louisiana Bancorp Inc.	LA	NASDAQ	10.900	10.990	10.150	3.81	NA	NA	NA	NA	NA	NA	NA	NA
TSH	Teche Holding Company	LA	AMEX	43.000	54.400	38.610	-4.84	3.61	3.10	323.40	1.22	14.29	144.49	13.30	14.41
BFBC	Benjamin Franklin Bancorp Inc	MA	NASDAQ	13.250	16.940	12.010	-1.56	-8.93	0.47	110.83	0.17	28.19	99.77	11.95	27.98
BHLB	Berkshire Hills Bancorp Inc.	MA	NASDAQ	27.170	39.670	25.210	-12.86	-15.31	1.31	245.37	0.42	20.90	90.21	11.07	NA
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	11.370	14.250	10.100	1.97	-5.41	0.33	39.80	0.74	34.45	123.86	28.57	34.45
CEBK	Central Bancorp Inc.	MA	NASDAQ	22.740	33.900	20.120	-5.25	-15.78	0.79	334.67	0.72	29.15	98.87	6.79	44.19
CBNK	Chicopee Bancorp Inc.	MA	NASDAQ	14.000	16.190	12.700	-5.66	-9.74	NA	63.05	0.00	NA	94.91	22.20	NA
HBNK	Hampden Bancorp Inc.	MA	NASDAQ	10.150	13.000	9.000	-6.37	-11.97	NA	NA	0.03	NA	NA	NA	NA
HIFS	Hingham Instit. for Savings	MA	NASDAQ	29.760	38.490	29.030	-7.00	-11.35	2.02	334.90	1.00	14.81	118.52	8.88	14.81
LEGC	Legacy Bancorp	MA	NASDAQ	12.560	16.410	12.550	-15.42	-15.70	0.21	84.34	0.14	59.81	88.70	14.89	46.90
LSBX	LSB Corp.	MA	NASDAQ	16.100	18.060	15.500	-2.42	-1.65	0.75	125.99	0.56	21.47	127.68	12.78	24.25
MASB	MASSBANK Corp.	MA	NASDAQ	33.610	34.790	32.290	1.48	2.44	1.61	189.13	1.11	20.88	135.36	17.77	22.28
MFLR	Mayflower Bancorp Inc.	MA	NASDAQ	11.500	14.970	10.000	-4.96	10.47	0.50	115.61	0.40	23.47	122.86	9.95	23.70
WFD	Westfield Financial Inc.	MA	AMEX	8.900	11.130	8.520	-8.44	-11.97	0.20	32.31	0.25	44.50	96.84	27.53	42.70
ABKH	American Bank Holdings Inc.	MD	OTCBB	NA	NA	NA	-1.04	-1.04	NA	########	0.00	11.60	123.80	8.93	NA
PCGO	Prince George's FSB	MD	Pink	25.000	25.000	25.000	0.00	-0.99	NA	NA	0.75	NA	NA	NA	NA
SVBI	Severn Bancorp Inc.	MD	NASDAQ	12.880	22.550	12.640	-13.27	-28.84	1.40	91.97	0.23	9.20	141.41	14.00	9.20
WSB	Washington Savings Bank FSB	MD	AMEX	6.730	9.800	6.150	-16.91	-21.74	0.45	56.69	0.08	16.02	80.89	11.88	16.09
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	17.840	31.640	16.010	-10.58	-12.55	1.21	221.88	0.36	14.74	83.36	8.31	14.72
FFNM	First Fed of N Michigan Bncp	MI	NASDAQ	7.900	9.800	7.500	-7.06	-12.80	0.11	91.60	0.20	NM	67.22	8.62	71.59
FBC	Flagstar Bancorp Inc.	MI	NYSE	10.490	15.590	9.590	-11.92	-16.81	0.81	268.50	0.50	13.11	82.08	3.91	11.54
STBI	Sturgis Bancorp	MI	OTCBB	14.850	15.000	12.650	4.21	13.10	1.47	140.21	0.49	10.10	124.79	10.59	NA
HMNF	HMN Financial Inc.	MN	NASDAQ	29.670	36.000	28.540	-14.84	-12.76	2.25	263.66	1.00	13.93	133.95	11.25	13.93
REDW	Redwood Financial Inc.	MN	Pink	15.580	23.100	14.500	0.52	-13.44	0.87	307.46	0.00	18.77	51.46	5.07	18.77

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 15, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
WEFP	Wells Financial Corp.	MN	OTCBB	29.000	32.300	28.100	0.00	-1.69	2.10	283.18	1.04	14.01	110.88	10.24	14.01
CCFC	CCSB Financial Corp.	MO	OTCBB	14.150	15.400	13.500	1.07	0.35	-0.13	114.90	0.00	NM	90.88	12.32	NM
FBSI	First Bancshares Inc.	MO	NASDAQ	16.120	17.990	15.100	-2.01	6.75	0.18	155.60	0.08	NM	94.43	10.36	155.15
LXMO	Lexington B&L Financial Corp.	MO	Pink	25.000	28.000	24.000	-3.47	-3.85	NA	216.75	0.50	NA	102.33	11.53	NA
LBCP	Liberty Bancorp Inc.	MO	NASDAQ	10.750	11.520	9.950	0.94	-0.92	0.39	NA	0.10	27.56	NA	NA	27.56
NASB	NASB Financial Inc.	MO	NASDAQ	32.010	44.062	26.320	0.69	-6.35	2.16	193.62	0.90	14.96	170.18	16.53	15.10
PULB	Pulaski Financial Corp.	MO	NASDAQ	13.880	17.750	12.110	-8.20	-11.59	0.94	113.78	0.35	15.42	172.64	12.19	15.66
CSBC	Citizens South Banking Corp.	NC	NASDAQ	12.350	13.860	12.090	-4.04	-3.74	0.76	95.80	0.31	16.69	115.53	12.88	17.49
CDLX	Coddle Creek Financial Corp.	NC	Pink	26.250	33.000	26.000	-5.23	-7.89	0.76	NA	1.35	34.54	NA	NA	34.54
KSBI	KS Bancorp Inc.	NC	OTCBB	29.500	35.000	25.050	-1.67	5.38	1.39	234.85	0.52	21.22	224.26	12.56	NA
MTUC	Mutual Community Savings Bank	NC	OTCBB	10.510	13.000	8.200	-4.45	28.17	-0.98	257.94	0.00	NM	57.70	4.07	NM
SSFC	South Street Financial Corp.	NC	OTCBB	7.510	9.520	7.000	-4.33	-4.94	0.38	94.82	0.40	19.76	87.43	7.92	19.76
TONE	TierOne Corp.	NE	NASDAQ	19.000	34.970	18.800	-34.91	-23.76	2.07	193.59	0.29	9.55	93.21	9.81	9.67
GUAA	Guaranty Bancorp Inc.	NH	Pink	34.000	34.000	34.000	0.00	0.00	NA	NA	NA	NA	130.30	11.18	NA
MNKB	Monadnock Bancorp, Inc.	NH	OTCBB	6.500	7.300	6.300	-1.52	-2.99	0.09	77.73	0.00	NM	87.86	8.36	90.70
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	14.110	16.990	13.980	-2.69	-1.81	1.04	149.59	0.52	13.97	115.56	9.43	NA
ABNJ	American Bancorp of New Jersey	NJ	NASDAQ	10.890	12.390	10.200	6.24	-3.29	0.07	45.09	0.16	NM	128.14	24.15	154.54
HCBK	Hudson City Bancorp Inc.	NJ	NASDAQ	12.930	14.250	11.450	6.86	-2.78	0.54	74.63	0.31	24.40	137.70	16.14	24.40
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	15.330	24.000	14.170	-8.86	-8.86	-0.15	160.54	0.80	NM	152.69	9.55	NM
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	18.510	26.500	17.760	-5.75	-14.97	1.12	127.90	0.92	16.53	156.86	14.48	17.40
PFS	Provident Financial Services	NJ	NYSE	15.230	18.940	13.540	-1.30	-7.81	0.85	97.00	0.40	18.13	92.81	15.70	18.67
RBLG	Roebling Financial Corp.	NJ	OTCBB	11.700	14.000	10.200	1.30	-1.60	0.22	79.23	0.10	53.18	122.77	14.76	53.18
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	13.330	16.690	12.210	-4.31	-2.06	0.30	81.92	0.25	45.97	151.95	16.27	38.28
AF	Astoria Financial Corp.	NY	NYSE	23.350	31.750	23.000	-7.93	-11.65	1.61	223.54	1.00	14.87	177.57	9.80	14.87
CARV	Carver Bancorp Inc.	NY	NASDAQ	16.000	17.100	14.520	0.00	-5.33	1.17	305.15	0.36	14.29	76.60	5.24	9.96
CMSB	CMS Bancorp Inc.	NY	NASDAQ	10.340	12.000	10.000	-4.66	-0.58	NA	68.90	0.00	NA	86.98	15.01	NA
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	11.650	15.360	10.700	-11.07	-11.20	0.72	92.19	0.56	16.41	149.17	12.63	16.62
ESBK	Elmira Savings Bank	NY	NASDAQ	19.890	28.918	19.710	-14.23	-15.03	1.12	272.58	0.77	17.92	119.39	7.29	NA
FNFG	First Niagara Finl Group	NY	NASDAQ	12.120	15.430	11.490	-7.69	-10.88	0.76	75.52	0.50	16.38	93.16	15.44	NA
FFIC	Flushing Financial Corp.	NY	NASDAQ	16.460	18.790	14.410	3.20	0.80	1.05	143.13	0.48	15.98	158.17	11.50	15.98
FSBC	FSB Cmty Bankshares Inc. (MHC)	NY	OTCBB	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
GLK	Great Lakes Bancorp Inc.	NY	NYSE	12.850	16.980	11.350	0.00	-10.33	-0.14	81.64	0.00	NM	104.47	15.73	NM
NYB	New York Community Bancorp	NY	NYSE	16.850	18.430	15.690	-4.96	-3.55	0.73	94.39	1.00	23.08	132.99	17.78	19.75
NFBK	Northfield Bancorp Inc. (MHC)	NY	NASDAQ	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 15, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PRTR	Partners Trust Financial	NY	NASDAQ	11.760	12.100	9.810	13.51	11.15	0.53	84.01	0.28	22.62	104.26	14.01	29.32
PFDB	Patriot Federal Bk	NY	OTCBB	12.250	12.250	12.010	0.00	NA	-0.60	28.04	0.00	NM	166.13	43.69	NM
PBNY	Provident New York Bancorp	NY	NASDAQ	13.290	16.000	11.420	3.26	1.22	0.47	66.79	0.20	28.28	137.58	19.89	28.82
ROME	Rome Bancorp Inc.	NY	NASDAQ	11.700	13.000	11.000	-3.07	-5.40	0.43	37.30	0.31	29.25	130.73	31.39	29.31
TRST	TrustCo Bank Corp NY	NY	NASDAQ	9.840	11.670	9.140	0.00	5.92	0.55	44.98	0.64	17.89	321.06	21.88	17.80
AFNL	AmTrust Financial Corporation	OH	Pink	NA	NA	NA	-5.43	3.61	NA	NA	NA	NA	NA	NA	NA
ASBN	ASB Financial Corp.	OH	OTCBB	20.000	22.000	19.550	0.00	0.00	0.95	NA	0.51	21.05	NA	NA	21.22
CFBK	Central Federal Corp.	OH	NASDAQ	6.040	8.460	6.040	-11.85	-13.09	0.08	58.61	0.36	NM	97.42	10.31	75.50
CIBN	Community Investors Bancorp	OH	Pink	11.800	15.500	11.750	-18.90	-18.62	NA	156.41	0.40	NA	93.65	7.54	NA
FFDF	FFD Financial Corp.	OH	NASDAQ	15.030	18.510	15.000	-5.94	-8.91	1.44	153.25	0.52	10.58	93.88	9.80	10.68
FDEF	First Defiance Financial	OH	NASDAQ	25.630	30.700	23.990	-10.10	-12.14	2.12	214.64	0.99	12.32	111.73	11.94	12.38
FFHS	First Franklin Corp.	OH	NASDAQ	13.110	18.190	13.000	-6.36	-19.77	0.52	192.11	0.36	25.71	86.25	6.82	51.57
FNFI	First Niles Financial Inc.	OH	OTCBB	11.600	15.588	11.350	-1.28	-2.11	0.39	68.00	0.64	29.74	101.84	17.06	79.62
FPFC	First Place Financial Corp.	OH	NASDAQ	15.970	25.490	15.000	-17.85	-15.19	1.51	187.18	0.76	10.72	84.41	8.53	10.63
HCFL	Home City Financial Corp.	OH	OTCBB	14.250	16.600	14.250	-5.32	-10.68	0.63	168.71	0.46	22.98	84.82	8.45	22.98
HLFN	Home Loan Financial Corp.	OH	.OTCBB	14.000	16.250	14.000	-6.67	-6.67	0.66	108.42	0.80	21.21	112.27	12.91	21.21
IDVB	Indian Village Bancorp Inc.	OH	OTCBB	18.000	21.250	17.150	-5.26	-5.26	-0.90	228.27	0.04	NM	95.54	7.50	NA
OCFL	OC Financial Inc	OH	OTCBB	10.250	11.650	10.250	-4.83	-5.18	-1.48	120.76	0.00	NM	89.44	8.49	NM
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	15.031	19.770	14.010	-6.00	1.15	-1.40	211.03	0.60	NM	84.15	7.12	NM
PSFC	Peoples-Sidney Financial Corp.	OH	OTCBB	12.600	15.000	12.250	-2.33	-3.08	0.76	101.61	0.74	16.58	112.09	12.40	16.58
PFOH	Perpetual Federal Savings Bank	OH	OTCBB	23.770	28.000	23.540	-6.86	-5.30	1.26	141.93	1.00	18.87	105.00	16.75	19.01
PVFC	PVF Capital Corp.	OH	NASDAQ	14.050	15.900	9.810	11.42	19.39	0.55	NA	0.30	26.02	NA	NA	26.02
UCFC	United Community Finl Corp.	OH	NASDAQ	6.760	13.300	6.130	-28.01	-32.47	0.70	89.57	0.37	9.80	74.20	7.55	9.80
WAYN	Wayne Savings Bancshares	OH	NASDAQ	12.580	15.200	12.560	-8.31	-8.84	0.67	124.59	0.48	18.78	119.13	10.10	18.86
OSBK	Osage Bancshares Inc.	OK	NASDAQ	9.000	13.660	8.000	-0.33	-4.26	NA	NA	0.32	32.14	NA	NA	32.14
ABBC	Abington Bancorp Inc	PA	NASDAQ	9.000	12.744	8.500	-8.26	-21.74	0.27	42.93	0.16	33.33	90.05	20.96	33.33
ESBF	ESB Financial Corp.	PA	NASDAQ	9.650	11.900	9.570	-12.19	-13.22	0.69	148.56	0.40	14.19	101.26	6.49	15.41
ESSA	ESSA Bancorp Inc.	PA	NASDAQ	10.300	12.210	10.270	-6.36	-10.20	NA	52.54	0.00	NA	85.58	19.60	NA
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	16.360	19.750	16.200	-4.05	-7.52	1.27	243.44	0.56	11.94	106.50	6.72	14.08
FKFS	First Keystone Financial	PA	NASDAQ	12.900	20.610	12.550	-32.17	-33.33	0.41	214.96	0.00	40.31	90.21	6.00	70.86
FSSB	First Star Bancorp Inc.	PA	Pink	35.500	35.500	29.300	1.14	1.43	5.64	1,079.36	0.11	8.49	48.85	3.29	NA
HARL	Harleysville Savings Financial	PA	NASDAQ	13.400	19.930	13.300	-13.77	-17.99	0.86	198.44	0.67	15.76	105.26	6.63	16.27
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	13.200	17.520	12.660	-9.71	-11.71	0.75	106.22	0.34	17.60	97.42	11.88	19.69
PVSA	Parkvale Financial Corp.	PA	NASDAQ	27.470	34.600	27.100	-7.66	-7.48	NA	328.56	0.82	11.74	118.92	8.36	11.99

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 15, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
QNTO	Quaint Oak Bancorp Inc.	PA	OTCBB	8.830	9.950	8.100	-5.05	NA	NA	NA	NA	NA	NA	NA	NA
SEFL	SE Financial Corp.	PA	Pink	10.750	13.050	10.100	-2.71	-12.24	-0.14	81.24	0.12	NM	84.91	11.07	NM
SOV	Sovereign Bancorp Inc.	PA	NYSE	16.580	26.700	16.520	-24.43	-30.54	0.50	172.67	0.24	35.28	92.52	9.62	28.61
THRD	TF Financial Corp.	PA	NASDAQ	27.390	33.490	26.750	-9.45	-8.63	1.95	230.20	0.78	14.12	112.48	11.21	14.12
WFBC	Willow Financial Bncp Inc.	PA	NASDAQ	11.850	15.952	10.680	-0.50	4.68	0.61	NA	0.46	19.75	NA	NA	21.28
WVFC	WVS Financial Corp.	PA	NASDAQ	16.400	17.950	15.770	-1.15	0.00	1.57	175.92	0.64	10.45	121.57	9.32	10.45
NFSB	Newport Bancorp Inc.	RI	NASDAQ	12.000	14.480	12.000	-5.51	-12.98	NA	63.57	0.00	NA	96.47	18.88	NA
FCPB	First Capital Bancshares Inc.	SC	Pink	11.250	11.300	9.000	-0.44	11.39	1.09	107.37	0.00	10.32	117.26	10.48	NA
FFCH	First Financial Holdings Inc.	SC	NASDAQ	28.410	41.500	26.486	-11.05	-15.62	2.25	225.57	0.99	12.86	178.23	12.60	12.94
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	21.200	21.380	14.380	6.27	39.47	0.90	134.49	0.64	23.82	138.93	15.76	NA
SFDL	Security Federal Corp.	SC	OTCBB	24.500	25.250	23.000	0.00	1.03	1.60	294.36	0.25	15.31	149.85	8.32	15.31
HFFC	HF Financial Corp.	SD	NASDAQ	16.900	18.500	15.450	-3.43	-4.79	1.35	249.58	0.42	12.71	108.61	6.77	19.07
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	10.790	13.570	10.000	-7.78	-10.60	0.28	NA	0.24	38.54	NA	NA	38.11
SCYT	Security Bancorp Inc.	TN	OTCBB	35.750	37.750	33.000	-3.38	-5.30	3.64	NA	1.00	9.82	NA	NA	NA
SFBK	SFB Bancorp Inc.	TN	Pink	24.050	30.000	21.000	-5.69	4.57	NA	NA	0.20	NA	NA	NA	NA
SFKT	State of Franklin Bcshs Inc.	TN	Pink	24.600	NA	NA	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
UNTN	United Tennessee Bankshares	TN	OTCBB	22.000	23.000	21.000	0.00	-4.35	0.84	150.45	0.45	27.50	143.22	14.62	28.44
BAFI	BancAffiliated Inc.	TX	Pink	26.500	NA	NA	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
ETFS	East Texas Financial Services	TX	OTCBB	16.500	18.000	15.700	-0.60	1.23	0.24	167.18	0.20	68.75	98.34	9.87	66.96
FBTX	Franklin Bank Corp.	TX	NASDAQ	8.930	21.880	7.500	-36.53	-43.30	0.61	218.81	0.00	14.88	57.87	4.06	9.06
CFFC	Community Financial Corp.	VA	NASDAQ	9.180	12.970	9.050	-17.89	-22.53	0.96	111.62	0.26	9.87	101.41	8.22	9.87
GAFC	Greater Atlantic Financial	VA	Pink	5.000	5.480	2.250	-1.19	-0.79	-1.23	99.49	0.00	NM	227.86	5.03	NM
VSBR	Virginia SB FSB	VA	Pink	16.250	16.250	16.250	0.00	0.00	NA	90.85	0.37	NA	239.82	17.99	NA
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	25.610	27.080	21.010	-1.69	15.83	1.50	153.71	0.36	17.78	232.61	16.67	17.92
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	15.600	23.500	14.500	1.23	-24.53	0.59	137.76	0.25	26.44	106.63	10.60	26.50
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	14.370	17.750	12.730	-2.91	1.91	1.04	71.94	0.41	13.95	166.71	19.98	14.00
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	15.690	19.530	14.950	-0.70	-9.91	1.19	88.84	0.36	13.64	149.00	17.66	13.71
WFSL	Washington Federal Inc.	WA	NASDAQ	24.110	25.955	21.620	0.04	-0.45	1.55	114.31	0.83	15.55	162.58	21.09	15.56
WM	Washington Mutual Inc.	WA	NYSE	32.570	46.380	32.380	-23.76	-23.22	3.30	356.53	2.14	8.92	119.44	9.09	10.28
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	23.900	29.990	21.210	-2.92	-14.70	1.80	212.36	0.68	13.58	153.80	11.25	13.58
BKMU	Bank Mutual Corp.	WI	NASDAQ	11.050	12.760	10.250	-4.16	-5.23	0.33	62.28	0.31	33.48	129.69	17.74	33.48
CZWI	Citizens Community Bncp	WI	NASDAQ	8.510	10.970	8.220	-7.50	-7.50	0.06	46.45	0.15	NM	77.91	18.32	141.83
SVBC	Sistersville Bancorp Inc.	WV	Pink	27.600	28.000	15.250	78.06	78.06	NA	NA	0.54	NA	NA	NA	NA
CRZY	Crazy Woman Creek Bancorp	WY	Pink	20.150	22.500	16.300	-1.27	6.05	1.22	185.73	0.60	16.65	120.00	10.85	17.57

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 15, 2007

	State	Exchange	PER SHARE								PRICING RATIOS			
			Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL THRIFTS														
AVERAGE			17.400	21.700	15.920	-5.99	-7.87	0.92	1,686.62	0.43	21.30	112.76	11.79	27.79
MEDIAN			15.015	18.190	14.200	-4.32	-6.84	0.76	156.01	0.37	17.00	105.13	10.47	18.76
HIGH			58.070	75.290	53.420	78.06	78.06	7.69	265,970	2.14	69.00	321.06	43.69	155.15
LOW			0.080	1.300	0.070	-73.06	-95.90	-4.68	20.24	0.00	5.46	1.85	0.12	5.39
AVERAGE FOR STATE														
TN			23.438	26.080	21.250	-3.37	-3.14	1.59	150.45	0.38	25.29	143.22	14.62	33.28
AVERAGE BY REGION														
MIDWEST			18.066	21.646	16.596	-4.97	-6.28	0.72	187.08	0.48	21.89	105.20	10.67	30.19
NEW ENGLAND			16.733	20.746	15.849	-5.66	-8.42	0.70	130.75	0.38	32.73	107.88	16.32	38.27
MID ATLANTIC			15.826	19.742	14.803	-5.18	-8.08	0.83	6,975.88	0.38	20.56	123.53	13.86	26.99
SOUTHEAST			15.128	18.664	13.176	-6.16	-7.18	0.62	144.19	0.33	20.60	119.07	9.45	30.81
SOUTHWEST			20.538	24.998	17.584	-7.95	-8.61	1.64	249.16	0.36	23.17	102.95	9.61	27.31
WEST			20.331	29.569	18.906	-10.52	-13.82	2.09	219.68	0.57	13.23	119.15	11.06	13.45
AVERAGE BY EXCHANGE														
NYSE			19.545	31.881	18.548	-15.78	-22.41	1.97	237.31	0.63	17.77	100.51	9.96	25.41
AMEX			15.895	21.555	14.345	-16.68	-18.61	0.89	122.25	0.43	24.94	103.60	14.77	24.40
NASDAQ			16.806	21.334	15.435	-6.48	-8.50	0.92	161.71	0.44	20.99	117.95	12.60	27.45
OTC			16.549	19.165	15.507	-3.68	-4.19	0.55	6,810.86	0.39	24.21	108.80	11.53	30.64
Pink Sheets			20.228	22.270	17.553	-1.70	-2.78	1.02	241.60	0.34	17.73	104.77	8.88	25.56

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 33

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 15, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	188,851	18,068	18,064	0.68	0.68	6.91	6.91	07/01/99	OTCBB	641,609	15.85
SIYF	Security Federal Bancorp Inc.	AL	72,347	11,433	11,433	0.73	NA	4.53	NA	04/03/95	Pink	695,981	11.48
SRNN	Southern Banc Co.	AL	103,353	15,398	15,398	-0.10	-0.10	-0.66	-0.65	10/05/95	OTCBB	807,188	10.49
SCBS	Southern Community Bancshares	AL	59,837	6,868	6,868	0.43	0.43	3.64	3.64	12/23/96	Pink	639,102	5.66
SZBI	SouthFirst Bancshares Inc.	AL	NA	NA	NA	NA	NA	NA	NA	02/14/95	OTCBB	NA	7.48
SUPR	Superior Bancorp	AL	2,470,293	278,953	149,977	0.33	0.37	3.15	3.50	12/10/98	NASDAQ	34,670,907	377.29
FFBH	First Federal Bancshares of AR	AR	820,491	74,531	74,531	0.57	0.57	6.24	6.24	05/03/96	NASDAQ	4,883,289	88.07
BOFI	B of I Holding, Inc.	CA	947,163	72,750	72,750	0.41	0.38	4.61	4.25	03/14/05	NASDAQ	8,267,590	60.35
BYFC	Broadway Financial Corp.	CA	317,811	20,926	20,926	0.55	0.55	8.11	8.11	01/09/96	NASDAQ	1,691,608	17.35
DSL	Downey Financial Corp.	CA	14,902,970	1,464,473	1,461,323	1.14	1.13	13.21	13.10	01/01/71	NYSE	27,853,783	1265.40
FPTB	First PacTrust Bancorp Inc.	CA	769,152	83,442	83,442	0.54	0.54	5.28	5.28	08/23/02	NASDAQ	4,403,783	95.78
FED	FirstFed Financial Corp.	CA	7,669,286	724,334	723,617	1.38	1.38	18.40	18.40	12/16/83	NYSE	16,009,977	602.54
HWFG	Harrington West Finl Grp Inc	CA	1,130,506	68,870	62,563	0.62	0.68	10.51	11.48	11/05/02	NASDAQ	5,546,653	82.16
IMB	IndyMac Bancorp, Inc.	CA	31,658,934	2,050,432	1,930,432	0.76	0.78	12.85	13.08	11/10/86	NYSE	73,664,643	1399.72
MLGF	Malaga Financial Corporation	CA	677,000	NA	NA	0.85	0.85	NA	NA	NA	OTCBB	5,941,253	60.01
PFB	PFF Bancorp Inc.	CA	4,469,194	370,390	369,123	0.90	0.89	10.47	10.40	03/29/96	NYSE	23,420,166	353.34
PROV	Provident Financial Holdings	CA	1,647,516	128,927	NA	0.66	0.57	8.40	7.26	06/28/96	NASDAQ	6,376,945	115.23
RMGC	RMG Capital Corporation	CA	658,000	NA	NA	0.63	NA	NA	NA	NA	OTCBB	2,694,890	55.92
SNLS	San Luis Trust Bank FSB	CA	254,672	28,220	28,220	1.53	1.53	14.75	14.75	NA	OTCBB	4,358,427	42.49
HCBC	High Country Bancorp Inc.	CO	197,801	18,859	18,859	0.68	NA	7.50	NA	12/10/97	Pink	861,305	15.29
UWBK	United Western Bancorp, Inc.	CO	2,043,463	111,638	111,638	0.48	NA	9.27	NA	10/18/96	NASDAQ	7,303,608	158.14
NEBS	New England Bancshares	CT	292,507	56,953	55,288	0.27	0.32	1.31	1.54	12/29/05	NASDAQ	5,346,583	55.34
NAL	NewAlliance Bancshares Inc.	CT	7,942,464	1,423,868	835,891	0.42	0.64	2.30	3.50	04/02/04	NYSE	112,877,629	1564.72
PBCT	People's United Financial Inc.	CT	13,821,700	4,503,600	4,399,100	NA	NA	NA	NA	04/16/07	NASDAQ	300,900,000	4802.02
IFSB	Independence Federal Svgs Bank	DC	158,736	11,908	11,908	-2.32	-2.32	-29.17	-29.17	06/06/85	NASDAQ	1,552,448	16.07
WSFS	WSFS Financial Corp.	DE	3,018,119	201,176	199,746	1.03	1.07	14.80	15.41	11/26/86	NASDAQ	6,295,814	365.60
BBX	BankAtlantic Bancorp Inc.	FL	6,495,047	512,724	436,138	0.28	0.05	3.41	0.62	11/29/83	NYSE	58,088,995	429.96
BKUNA	BankUnited Financial Corp.	FL	14,488,873	805,939	777,586	0.72	0.72	12.72	12.77	12/11/85	NASDAQ	35,625,803	518.43
BFF	BFC Financial Corp.	FL	7,606,240	174,152	97,566	-0.07	NA	-3.03	NA	NA	NYSE	35,999,033	125.05
FDT	Federal Trust Corp.	FL	721,124	49,945	49,945	-0.28	-0.29	-3.81	-3.92	12/12/97	AMEX	9,414,325	46.60
FCFL	First Community Bank Corp.	FL	412,859	35,450	35,022	0.83	0.83	9.62	9.62	05/16/03	NASDAQ	4,078,002	59.74
EBDC	ebank Financial Services Inc.	GA	146,501	9,328	9,328	-0.51	-0.64	-6.90	-8.60	07/06/98	OTCBB	7,238,227	5.94

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 15, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NTBK	NetBank Inc.	GA	3,687,453	229,007	185,283	-4.66	-2.62	-59.48	-33.41	07/29/97	Pink	52,982,000	4.24
FFSX	First Federal Bankshares Inc.	IA	645,817	70,255	51,758	0.51	0.41	4.38	3.53	04/14/99	NASDAQ	3,389,971	63.90
HZFS	Horizon Financial Svcs Corp.	IA	130,095	7,395	7,395	-2.95	-2.94	-34.09	-34.05	06/30/94	OTCBB	779,431	6.08
CASH	Meta Financial Group Inc.	IA	666,724	47,157	43,754	0.06	-0.18	0.94	-2.87	09/20/93	NASDAQ	2,570,487	101.69
FFFD	North Central Bancshares Inc.	IA	530,940	41,724	36,777	0.86	0.86	10.37	10.37	03/21/96	NASDAQ	1,364,653	52.80
AFBA	Allied First Bancorp Inc.	IL	157,760	10,788	NA	0.27	0.27	4.14	4.14	12/31/01	OTCBB	511,318	7.67
BFIN	BankFinancial Corp	IL	1,531,805	306,912	275,644	0.50	0.50	2.46	2.44	06/24/05	NASDAQ	22,942,533	326.89
BPLS	BankPlus FSB	IL	287,560	24,484	24,484	0.45	0.45	5.58	5.58	07/10/91	Pink	1,562,352	32.58
ESDF	East Side Financial Inc.	IL	134,530	12,159	12,159	0.36	0.37	4.04	4.10	11/01/91	Pink	279,775	10.91
FBTC	First BancTrust Corp.	IL	300,938	25,720	24,463	0.35	0.35	3.96	3.98	04/19/01	NASDAQ	2,227,400	23.39
FCLF	First Clover Leaf Fin Corp.	IL	378,019	93,528	82,208	0.74	0.81	3.02	3.34	07/11/06	NASDAQ	9,074,031	95.62
GTPS	Great American Bancorp	IL	147,062	17,402	16,917	1.06	1.06	9.11	9.11	06/30/95	OTCBB	664,222	21.06
MAFB	MAF Bancorp Inc.	IL	10,317,702	1,096,512	692,382	0.69	0.76	6.99	7.72	01/12/90	NASDAQ	33,080,150	1577.04
MCPH	Midland Capital Holdings Corp.	IL	124,893	13,710	13,710	0.56	0.56	5.15	5.15	06/30/93	OTCBB	372,600	13.07
PFED	Park Bancorp Inc.	IL	218,321	31,195	31,195	0.00	-0.02	-0.02	-0.16	08/12/96	NASDAQ	1,240,679	39.75
RYFL	Royal Financial Inc.	IL	132,646	32,258	32,258	0.02	-0.28	0.08	-1.06	01/21/05	OTCBB	2,574,857	33.47
WFBS	Washington Fed Bank for Svgs	IL	74,200	6,912	6,912	1.15	1.15	12.76	12.76	03/01/95	Pink	NA	2.61
WTWN	West Town Bancorp Inc.	IL	56,268	3,475	3,475	0.22	0.22	3.58	3.56	03/01/95	Pink	215,007	3.23
AMFC	AMB Financial Corp.	IN	174,475	14,234	14,234	0.17	0.17	2.14	2.13	04/01/96	OTCBB	1,026,353	15.19
ASBI	Ameriana Bancorp	IN	423,393	31,571	30,728	-0.28	-0.08	-3.64	-1.07	03/02/87	NASDAQ	2,988,952	27.56
BRBI	Blue River Bancshares Inc.	IN	236,585	17,491	14,125	0.20	0.20	2.46	2.46	06/23/98	NASDAQ	3,466,526	17.04
CITZ	CFS Bancorp Inc.	IN	1,202,882	128,290	127,023	0.47	0.43	4.57	4.13	07/24/98	NASDAQ	10,845,740	151.36
CSFC	City Savings Financial Corp.	IN	126,535	12,058	12,058	-0.29	-0.28	-3.15	-3.05	12/28/01	OTCBB	565,863	16.98
DSFN	DSA Financial Corp.	IN	112,087	17,028	17,028	0.56	0.49	3.55	3.09	07/30/04	OTCBB	NA	20.09
FFWC	FFW Corp.	IN	290,545	24,988	NA	1.00	0.92	11.42	10.48	04/05/93	OTCBB	1,201,478	30.70
FDLB	Fidelity Federal Bancorp	IN	216,358	15,534	15,534	0.45	0.44	6.25	6.08	08/31/87	Pink	840,831	15.56
FBEI	First Bancorp of Indiana Inc.	IN	362,896	34,061	NA	0.15	0.20	1.59	2.12	04/07/99	NASDAQ	1,840,901	28.07
FCAP	First Capital Inc.	IN	445,346	44,250	38,511	0.77	0.77	7.89	7.89	01/04/99	NASDAQ	2,830,179	48.11
HWEN	Home Financial Bancorp	IN	74,900	7,480	7,480	0.23	NA	2.35	NA	07/02/96	OTCBB	1,360,769	6.46
LOGN	Logansport Financial Corp.	IN	155,238	17,489	17,489	0.40	0.27	3.78	2.54	06/14/95	Pink	870,701	12.84
LSBI	LSB Financial Corp.	IN	350,008	34,457	34,457	0.78	0.79	8.21	8.27	02/03/95	NASDAQ	1,568,999	37.97
MFBC	MFB Corp.	IN	505,089	40,991	37,612	0.74	0.69	9.34	8.70	03/25/94	NASDAQ	1,311,271	43.55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 15, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
MFSF	MutualFirst Financial Inc.	IN	948,662	87,686	72,346	0.42	0.42	4.59	4.59	12/30/99	NASDAQ	4,329,183	76.28
NIDB	Northeast Indiana Bancorp	IN	243,116	23,062	22,508	0.15	0.13	1.44	1.24	06/28/95	OTCBB	1,337,692	21.40
NWIN	NorthWest Indiana Bancorp	IN	607,262	50,546	50,546	0.97	0.96	12.04	11.97	NA	OTCBB	2,806,656	77.04
PFDC	Peoples Bancorp	IN	483,613	61,758	59,337	0.55	NA	4.33	NA	07/07/87	NASDAQ	3,145,388	58.03
RIVR	River Valley Bancorp	IN	336,706	24,277	24,246	0.63	NA	8.84	NA	12/20/96	NASDAQ	1,628,000	30.52
TDCB	Third Century Bancorp	IN	135,920	18,831	18,831	0.22	0.22	1.49	1.49	06/30/04	OTCBB	NA	18.93
FFSL	First Independence Corp.	KS	190,656	16,757	16,757	0.71	0.71	7.93	7.93	10/08/93	OTCBB	869,584	16.17
CKFB	CKF Bancorp Inc.	KY	154,161	16,515	15,415	0.74	0.74	7.16	7.16	01/04/95	OTCBB	NA	19.48
CFBC	Community First Bancorp Inc.	KY	79,025	3,449	3,449	-0.87	-0.87	-22.76	-22.76	06/27/03	OTCBB	336,120	2.60
HFBC	HopFed Bancorp Inc.	KY	768,642	52,677	44,541	0.53	0.52	7.62	7.61	02/09/98	NASDAQ	3,615,451	55.88
FPBF	FPB Financial Corp.	LA	142,758	11,731	11,731	0.82	0.82	12.49	12.48	07/01/99	Pink	351,000	13.86
GLBP	Globe Bancorp Inc.	LA	29,998	5,636	5,636	0.49	0.49	2.63	2.63	07/10/01	OTCBB	253,000	4.45
GSLA	GS Financial Corp.	LA	169,924	26,986	26,986	1.17	1.17	7.40	7.40	04/01/97	NASDAQ	NA	21.97
HSTD	Homestead Bancorp Inc.	LA	131,800	12,479	12,479	0.19	0.19	2.11	2.11	07/20/98	Pink	NA	12.09
LABC	Louisiana Bancorp Inc.	LA	266,128	29,903	29,903	NA	NA	NA	NA	07/10/07	NASDAQ	NA	69.17
TSH	Teche Holding Company	LA	714,064	65,712	61,886	0.89	0.98	10.78	10.68	04/19/95	AMEX	2,208,000	94.94
BFBC	Benjamin Franklin Bancorp Inc	MA	896,200	107,368	70,778	0.40	0.41	3.32	3.37	04/05/05	NASDAQ	8,085,952	106.90
BHLB	Berkshire Hills Bancorp Inc.	MA	2,169,632	268,352	145,827	0.53	NA	4.40	NA	06/28/00	NASDAQ	8,842,323	240.60
BRKL	Brookline Bancorp Inc.	MA	2,371,609	547,023	497,137	0.86	0.86	3.53	3.53	07/09/02	NASDAQ	59,584,844	677.48
CEBK	Central Bancorp Inc.	MA	548,850	37,720	35,488	0.20	0.13	2.89	1.92	10/24/86	NASDAQ	1,639,951	37.29
CBNK	Chicopee Bancorp Inc.	MA	469,086	109,731	109,731	-0.47	-0.55	-2.05	-2.42	07/20/06	NASDAQ	7,439,368	104.15
HBNK	Hampden Bancorp Inc.	MA	523,937	102,018	102,018	-0.29	NA	-2.55	NA	01/17/07	NASDAQ	NA	80.69
HIFS	Hingham Instit. for Savings	MA	709,504	53,187	53,187	0.62	0.62	8.21	8.21	12/20/88	NASDAQ	2,118,550	63.05
LEGC	Legacy Bancorp	MA	844,387	141,773	138,688	0.24	0.31	1.32	1.72	10/26/05	NASDAQ	10,011,356	122.18
LSBX	LSB Corp.	MA	579,123	57,959	57,959	0.63	0.56	5.95	5.26	05/02/86	NASDAQ	4,596,617	73.83
MASB	MASSBANK Corp.	MA	816,948	107,252	106,162	0.84	0.78	6.57	6.16	05/28/86	NASDAQ	4,319,554	145.18
MFLR	Mayflower Bancorp Inc.	MA	242,307	19,617	19,587	0.43	0.43	5.49	5.44	NA	NASDAQ	2,095,856	24.10
WFD	Westfield Financial Inc.	MA	1,031,629	293,285	293,285	0.65	0.68	2.92	3.04	01/04/07	AMEX	31,926,587	284.15
ABKH	American Bank Holdings Inc.	MD	420,232	30,311	30,311	0.90	0.40	11.38	5.03	NA	OTCBB	1,580	37.52
PCGO	Prince George's FSB	MD	98,904	12,207	12,207	0.98	0.90	8.00	7.38	NA	Pink	NA	22.54
SVBI	Severn Bancorp Inc.	MD	925,829	91,690	91,356	1.54	1.54	16.29	16.29	NA	NASDAQ	10,066,679	129.86
WSB	Washington Savings Bank FSB	MD	430,037	63,135	63,135	0.78	0.78	5.61	5.60	08/03/88	AMEX	7,585,135	51.05

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)

AS OF AUGUST 15, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CTZN	Citizens First Bancorp Inc.	MI	1,786,569	178,082	165,769	0.55	0.55	5.50	5.51	03/07/01	NASDAQ	8,051,861	148.44
FFNM	First Fed of N Michigan Bncp	MI	264,118	33,883	30,145	0.11	0.11	0.91	0.91	04/01/05	NASDAQ	2,883,249	22.78
FBC	Flagstar Bancorp Inc.	MI	16,179,478	770,275	770,275	0.33	0.37	6.27	7.12	04/30/97	NYSE	60,259,611	632.15
STBI	Sturgis Bancorp	MI	328,361	27,876	22,665	1.09	NA	12.65	NA	11/10/88	OTCBB	2,341,965	34.78
HMNF	HMN Financial Inc.	MN	1,127,426	94,716	90,866	0.83	0.83	8.80	8.80	06/30/94	NASDAQ	4,276,140	126.87
REDW	Redwood Financial Inc.	MN	137,433	13,532	10,698	0.39	0.39	3.73	3.73	07/10/95	Pink	446,988	6.96
WEFP	Wells Financial Corp.	MN	262,836	24,279	24,279	0.73	0.73	8.24	8.24	04/11/95	OTCBB	928,143	26.92
CCFC	CCSB Financial Corp.	MO	96,610	13,091	13,091	-0.11	-0.12	-0.82	-0.86	01/09/03	OTCBB	840,822	11.90
FBSI	First Bancshares Inc.	MO	241,331	26,468	26,183	0.12	0.07	1.03	0.59	12/22/93	NASDAQ	1,551,000	25.00
LXMO	Lexington B&L Financial Corp.	MO	136,588	15,395	14,606	0.73	0.73	6.62	6.62	06/06/96	Pink	630,150	15.75
LBCP	Liberty Bancorp Inc.	MO	328,643	48,980	48,980	0.61	0.61	3.95	3.95	07/24/06	NASDAQ	NA	51.18
NASB	NASB Financial Inc.	MO	1,535,846	149,191	146,295	1.15	1.14	11.51	11.40	09/27/85	NASDAQ	7,932,229	252.26
PULB	Pulaski Financial Corp.	MO	1,135,660	80,199	75,722	0.92	0.91	11.69	11.51	12/03/98	NASDAQ	9,980,793	137.89
CSBC	Citizens South Banking Corp.	NC	755,486	84,211	52,872	0.81	0.77	6.92	6.61	10/01/02	NASDAQ	7,886,457	96.34
CDLX	Coddle Creek Financial Corp.	NC	153,192	19,766	19,766	0.29	0.29	2.35	2.35	12/31/97	Pink	NA	16.46
KSBI	KS Bancorp Inc.	NC	307,531	17,226	17,226	0.62	NA	9.50	NA	12/30/93	OTCBB	1,309,501	38.63
MTUC	Mutual Community Savings Bank	NC	93,816	6,625	6,625	-0.40	-0.85	-5.49	-11.56	06/29/93	OTCBB	363,719	3.82
SSFC	South Street Financial Corp.	NC	280,155	25,382	25,382	0.42	0.42	4.56	4.56	10/03/96	OTCBB	2,954,696	22.19
TONE	TierOne Corp.	NE	3,495,182	367,999	318,293	1.01	1.00	9.70	9.58	10/02/02	NASDAQ	18,054,202	343.03
GUAA	Guaranty Bancorp Inc.	NH	295,415	25,347	25,347	NA	NA	NA	NA	NA	Pink	971,390	33.03
MNKB	Monadnock Bancorp, Inc.	NH	100,502	9,566	9,363	0.11	0.10	1.03	0.92	06/29/06	OTCBB	1,293,001	8.40
NHTB	New Hampshire Thrift Bncshrs	NH	757,759	61,830	NA	0.65	NA	8.84	NA	05/22/86	NASDAQ	5,065,528	71.47
ABNJ	American Bancorp of New Jersey	NJ	562,206	105,970	105,970	0.18	0.18	0.82	0.82	10/06/05	NASDAQ	12,468,866	134.75
HCBK	Hudson City Bancorp Inc.	NJ	39,691,435	4,653,147	4,489,737	0.80	0.80	5.77	5.77	06/07/05	NASDAQ	531,829,695	6876.56
OCFC	OceanFirst Financial Corp.	NJ	1,977,762	123,674	123,626	-0.08	-0.09	-1.29	-1.36	07/03/96	NASDAQ	12,319,120	188.89
PBCI	Pamrapo Bancorp Inc.	NJ	636,368	58,735	58,735	0.88	0.83	9.43	8.96	11/14/89	NASDAQ	4,975,542	92.10
PFS	Provident Financial Services	NJ	6,154,346	1,040,798	NA	0.87	0.84	4.95	4.80	01/15/03	NYSE	63,449,449	977.54
RBLG	Roebling Financial Corp.	NJ	135,666	16,311	16,311	0.28	0.28	2.20	2.20	10/01/04	OTCBB	1,712,259	20.03
SYNF	Synergy Finl Group Inc.	NJ	932,474	99,851	99,274	0.32	0.38	3.17	3.73	01/21/04	NASDAQ	11,382,143	151.72
AF	Astoria Financial Corp.	NY	21,649,871	1,195,032	1,009,881	0.69	0.69	12.06	12.06	11/18/93	NYSE	96,851,570	2258.96
CARV	Carver Bancorp Inc.	NY	763,784	52,283	45,894	0.40	0.57	6.03	8.55	10/25/94	NASDAQ	2,502,993	40.09
CMSB	CMS Bancorp Inc.	NY	141,608	24,430	24,430	NA	NA	NA	NA	04/04/07	NASDAQ	2,055,165	21.25

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 15, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
DCOM	Dime Community Bancshares Inc.	NY	3,250,372	275,197	219,559	0.77	0.76	8.51	8.40	06/26/96	NASDAQ	35,257,519	403.83
ESBK	Elmira Savings Bank	NY	395,790	24,182	23,993	0.44	NA	6.69	NA	03/01/85	NASDAQ	1,452,000	28.88
FNFG	First Niagara Finl Group	NY	8,020,806	1,329,063	578,331	1.00	NA	5.79	NA	01/21/03	NASDAQ	106,209,283	1277.04
FFIC	Flushing Financial Corp.	NY	3,041,996	223,994	204,822	0.73	0.73	9.59	9.59	11/21/95	NASDAQ	21,253,363	349.97
FSBC	FSB Cmty Bankshares Inc. (MHC)	NY	151,135	13,685	13,685	NA	NA	NA	NA	NA	OTCBB	NA	NA
GLK	Great Lakes Bancorp Inc.	NY	891,973	134,330	134,297	-0.18	-0.18	-1.20	-1.20	NA	NYSE	10,925,218	140.39
NYB	New York Community Bancorp	NY	29,623,750	3,961,471	1,514,352	0.75	0.88	5.85	6.84	11/23/93	NYSE	313,852,246	5291.33
NFBK	Northfield Bancorp Inc. (MHC)	NY	1,287,560	170,088	NA	NA	NA	NA	NA	NA	NASDAQ	NA	NA
PRTR	Partners Trust Financial	NY	3,650,088	490,335	240,624	0.59	0.46	4.46	3.44	07/15/04	NASDAQ	43,450,503	511.15
PFDB	Patriot Federal Bk	NY	24,207	6,366	6,116	-2.67	-2.67	-7.89	-7.89	12/31/05	OTCBB	863,318	10.58
PBNY	Provident New York Bancorp	NY	2,782,801	402,319	230,175	0.70	0.69	4.81	4.72	01/15/04	NASDAQ	41,666,538	553.76
ROME	Rome Bancorp Inc.	NY	310,896	74,655	74,655	1.12	1.12	4.26	4.25	03/30/05	NASDAQ	8,335,811	95.87
TRST	TrustCo Bank Corp NY	NY	3,374,194	229,910	229,357	1.30	1.31	17.59	17.67	NA	NASDAQ	75,015,857	738.16
AFNL	AmTrust Financial Corporation	OH	17,939,345	1,346,369	1,345,307	0.82	0.76	11.09	10.18	NA	Pink	NA	2045.31
ASBN	ASB Financial Corp.	OH	211,379	17,543	NA	0.73	0.73	8.73	8.66	05/11/95	OTCBB	NA	31.84
CFBK	Central Federal Corp.	OH	259,920	27,496	27,496	0.15	0.15	1.21	1.21	12/30/98	NASDAQ	4,434,787	26.79
CIBN	Community Investors Bancorp	OH	137,942	11,112	11,112	0.51	0.48	6.17	5.73	02/07/95	Pink	881,903	10.41
FFDF	FFD Financial Corp.	OH	169,529	17,706	17,706	1.02	1.01	9.15	9.08	04/03/96	NASDAQ	1,106,219	16.64
FDEF	First Defiance Financial	OH	1,540,675	164,657	124,272	0.99	0.98	9.37	9.32	10/02/95	NASDAQ	7,178,000	182.54
FFHS	First Franklin Corp.	OH	322,861	25,537	25,537	0.27	0.13	3.39	1.72	01/26/88	NASDAQ	1,680,609	22.03
FNFI	First Niles Financial Inc.	OH	94,113	15,769	15,769	0.54	0.20	3.29	1.23	10/27/98	OTCBB	1,384,000	16.05
FPFC	First Place Financial Corp.	OH	3,226,213	326,187	217,817	0.83	0.84	7.92	7.98	01/04/99	NASDAQ	17,236,000	275.26
HCFL	Home City Financial Corp.	OH	135,714	13,517	13,318	0.36	0.42	3.81	4.51	12/30/96	OTCBB	804,436	11.46
HLFN	Home Loan Financial Corp.	OH	162,982	18,748	18,748	0.63	0.63	5.42	5.42	03/26/98	OTCBB	1,503,303	21.05
IDVB	Indian Village Bancorp Inc.	OH	99,853	7,839	7,839	-0.35	NA	-4.63	NA	07/02/99	OTCBB	437,432	7.87
OCFL	OC Financial Inc	OH	67,647	6,420	6,420	-1.13	-1.13	-11.34	-11.34	04/01/05	OTCBB	560,198	5.74
PCBI	Peoples Community Bancorp Inc.	OH	1,021,180	86,433	57,491	-0.64	-0.65	-7.49	-7.59	03/30/00	NASDAQ	4,838,964	72.73
PSFC	Peoples-Sidney Financial Corp.	OH	138,300	15,300	15,300	0.74	0.74	6.62	6.62	04/28/97	OTCBB	1,361,048	17.15
PFOH	Perpetual Federal Savings Bank	OH	350,560	55,916	55,916	0.86	0.85	5.58	5.54	04/19/91	OTCBB	2,469,927	58.71
PVFC	PVF Capital Corp.	OH	900,816	71,487	71,487	0.47	0.47	6.00	6.00	12/30/92	NASDAQ	NA	108.58
UCFC	United Community Finl Corp.	OH	2,706,160	275,346	240,412	0.76	0.76	7.16	7.16	07/09/98	NASDAQ	30,212,969	204.24
WAYN	Wayne Savings Bancshares	OH	397,959	33,734	31,359	0.52	0.52	5.95	5.93	01/09/03	NASDAQ	3,194,109	40.18

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)

AS OF AUGUST 15, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
OSBK	Osage Bancshares Inc.	OK	122,700	35,200	35,200	0.79	0.79	3.94	3.94	01/18/07	NASDAQ	NA	32.43
ABBC	Abington Bancorp Inc	PA	1,050,074	244,471	244,471	0.66	0.66	5.04	5.04	06/28/07	NASDAQ	24,460,240	220.05
ESBF	ESB Financial Corp.	PA	1,889,118	121,165	76,832	0.46	0.42	6.89	6.35	06/13/90	NASDAQ	12,716,596	122.30
ESSA	ESSA Bancorp Inc.	PA	892,255	204,372	204,372	NA	NA	NA	NA	04/04/07	NASDAQ	16,980,900	174.90
FSBI	Fidelity Bancorp Inc.	PA	727,944	45,936	43,191	0.57	0.49	9.37	7.97	06/24/88	NASDAQ	2,990,221	48.92
FKFS	First Keystone Financial	PA	521,916	34,723	34,723	0.16	0.07	2.79	1.28	01/26/95	NASDAQ	2,427,988	31.38
FSSB	First Star Bancorp Inc.	PA	560,963	38,174	38,174	0.57	0.47	9.42	7.74	05/15/87	Pink	519,719	18.45
HARL	Harleysville Savings Financial	PA	778,136	49,045	49,045	0.43	0.42	6.85	6.63	08/04/87	NASDAQ	3,921,177	52.54
KNBT	KNBT Bancorp Inc.	PA	2,888,789	352,274	217,447	0.68	0.60	5.56	4.95	11/03/03	NASDAQ	27,197,424	346.42
PVSA	Parkvale Financial Corp.	PA	1,844,231	129,670	NA	0.72	0.71	10.54	10.32	07/16/87	NASDAQ	5,613,000	154.19
QNTO	Quaint Oak Bancorp Inc.	PA	60,895	4,909	4,909	NA	NA	NA	NA	07/05/07	OTCBB	NA	12.26
SEFL	SE Financial Corp.	PA	185,557	24,201	24,201	-0.14	-0.18	-1.05	-1.34	05/06/04	Pink	2,284,095	24.55
SOV	Sovereign Bancorp Inc.	PA	82,737,091	8,780,288	3,343,929	0.29	0.35	2.88	3.50	08/12/86	NYSE	479,149,814	7948.68
THRD	TF Financial Corp.	PA	664,032	66,199	61,657	0.81	0.81	8.14	8.14	07/13/94	NASDAQ	2,884,583	79.03
WFBC	Willow Financial Bncp Inc.	PA	1,553,339	206,251	96,719	0.61	0.56	4.47	4.15	04/04/02	NASDAQ	NA	185.20
WVFC	WVS Financial Corp.	PA	408,076	31,293	31,293	0.89	0.89	12.10	12.10	11/29/93	NASDAQ	2,319,700	38.04
NFSB	Newport Bancorp Inc.	RI	310,115	60,682	60,682	-0.45	-0.45	-2.25	-2.25	07/06/06	NASDAQ	4,878,349	58.54
FCPB	First Capital Bancshares Inc.	SC	60,490	5,405	5,405	1.13	1.13	12.00	12.00	10/29/99	Pink	563,378	6.34
FFCH	First Financial Holdings Inc.	SC	2,670,934	188,759	166,047	1.00	1.00	14.44	14.34	11/10/83	NASDAQ	11,840,634	335.75
PEDE	Great Pee Dee Bancorp Inc.	SC	240,734	27,315	NA	0.70	NA	5.70	NA	12/31/97	NASDAQ	1,790,000	37.95
SFDL	Security Federal Corp.	SC	767,459	42,626	40,918	0.59	0.59	10.19	10.19	10/30/87	OTCBB	2,607,232	63.87
HFFC	HF Financial Corp.	SD	1,001,650	62,466	57,515	0.55	0.36	9.01	6.00	04/08/92	NASDAQ	4,013,364	67.83
JFBI	Jefferson Bancshares Inc.	TN	339,703	73,644	73,644	0.51	0.51	2.27	2.30	07/02/03	NASDAQ	NA	69.52
SCYT	Security Bancorp Inc.	TN	144,111	14,272	14,272	1.11	1.11	11.68	11.68	06/30/97	OTCBB	NA	14.74
SFBK	SFB Bancorp Inc.	TN	60,431	12,404	12,404	1.11	1.11	5.40	5.39	05/30/97	Pink	NA	11.02
SFKT	State of Franklin Bcshs Inc.	TN	360,343	28,892	28,892	0.80	0.76	10.01	9.53	NA	Pink	NA	25.22
UNTN	United Tennessee Bankshares	TN	129,840	13,257	12,724	0.58	0.56	5.50	5.32	01/05/98	OTCBB	863,019	18.99
BAFI	BancAffiliated Inc.	TX	113,394	10,310	10,293	0.78	0.42	9.28	4.99	06/01/01	Pink	NA	7.34
ETFS	East Texas Financial Services	TX	218,645	21,943	19,760	0.14	0.14	1.41	1.47	01/10/95	OTCBB	1,307,826	21.58
FBTX	Franklin Bank Corp.	TX	5,545,765	469,535	200,230	0.40	0.57	4.19	6.02	12/17/03	NASDAQ	25,345,500	226.63
CFFC	Community Financial Corp.	VA	479,498	38,887	38,887	0.91	0.91	10.93	10.93	03/30/88	NASDAQ	4,295,732	39.46
GAFC	Greater Atlantic Financial	VA	300,891	6,636	5,680	-1.27	-1.28	-44.62	-44.75	06/26/99	Pink	3,024,220	15.12

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 15, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
VSBR	Virginia SB FSB	VA	172,819	13,873	13,873	NA	NA	NA	NA	NA	Pink	1,899,984	30.87
FMSB	First Mutual Bancshares Inc.	WA	1,029,029	73,739	73,739	0.93	0.93	14.39	14.28	12/17/85	NASDAQ	6,694,510	171.53
RPFG	Rainier Pacific Finl Group Inc	WA	904,843	89,910	86,741	0.39	0.39	3.98	3.97	10/21/03	NASDAQ	6,568,470	102.47
RVSB	Riverview Bancorp Inc.	WA	832,140	99,741	73,500	1.43	1.43	11.92	11.87	10/01/97	NASDAQ	11,566,980	161.37
TSBK	Timberland Bancorp Inc.	WA	624,146	73,992	67,050	1.38	1.38	10.49	10.44	01/13/98	NASDAQ	7,025,360	109.29
WFSL	Washington Federal Inc.	WA	9,986,125	1,295,416	1,187,582	1.46	1.46	10.72	10.72	11/17/82	NASDAQ	87,360,751	2105.60
WM	Washington Mutual Inc.	WA	312,219,000	24,210,000	14,686,000	1.01	0.88	13.45	11.63	03/11/83	NYSE	875,722,387	28354.92
ABCW	Anchor BanCorp Wisconsin	WI	4,532,758	331,593	311,837	0.86	0.86	11.44	11.44	07/16/92	NASDAQ	21,344,693	510.34
BKMU	Bank Mutual Corp.	WI	3,437,693	470,139	414,811	0.55	0.55	3.72	3.72	10/30/03	NASDAQ	55,194,679	595.60
CZWI	Citizens Community Bncp	WI	330,640	77,758	70,687	0.16	0.16	0.77	0.77	10/31/06	NASDAQ	7,118,205	60.58
SVBC	Sistersville Bancorp Inc.	WV	52,506	8,290	8,290	0.49	0.49	3.17	3.17	06/26/97	Pink	NA	10.87
CRZY	Crazy Woman Creek Bancorp	WY	118,497	10,713	10,533	0.88	0.65	7.74	7.34	03/29/96	Pink	638,014	12.86

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 15, 2007

	State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS												
AVERAGE		3,949,979	377,761	273,281	0.76	0.72	8.63	8.07			25,247,958	429.25
MEDIAN		457,216	46,547	43,473	0.57	0.56	5.50	5.32			3,921,177.00	51.18
HIGH		312,219,000	24,210,000	14,686,000	1.54	1.54	18.40	18.40			875,722,387	28,354.92
LOW		24,207	3,449	3,449	-4.66	-2.94	-59.48	-44.75			1,580	2.60
AVERAGE FOR STATE												
TN		206,886	28,494	28,387	0.74	5.16	5.26	5.16			883,019	27.90
AVERAGE BY REGION												
MIDWEST		1,162,838	102,052	94,129	0.62	0.61	6.99	6.84			5,953,830	121.85
NEW ENGLAND		1,827,562	420,270	389,750	0.46	0.47	2.81	2.85			31,777,413	450.16
MID ATLANTIC		5,256,031	578,391	349,352	0.57	0.57	5.17	5.17			51,456,297	720.05
SOUTHEAST		1,481,805	94,373	82,482	-0.06	0.11	-0.92	1.68			11,854,226	82.18
SOUTHWEST		808,037	68,328	45,383	0.49	0.48	5.64	5.26			5,375,748	56.49
WEST		19,550,242	1,715,797	1,232,683	1.01	0.90	13.28	11.83			58,822,390	1,759.21
AVERAGE BY EXCHANGE												
NYSE		39,299,975	3,343,755	2,100,986	0.82	0.76	10.05	9.31			160,580,323	3,667.48
AMEX		724,214	118,019	117,063	0.51	0.52	3.73	3.76			12,783,512	119.19
NASDAQ		1,953,455	237,342	211,223	0.73	0.67	6.60	6.08			20,614,711	290.64
OTC		206,852	17,821	17,528	0.54	0.40	6.42	4.74			1,556,224	22.24
Pink Sheets		900,023	68,036	66,327	-0.17	0.12	-2.18	1.53			3,557,895	84.60

EXHIBIT 34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENT FULLY CONVERTED THRIFT INSTITUTIONS

PRICE CHANGES FROM IPO DATE

			IPO Date	IPO Price ($)	PRICE CHANGE FROM IPO DATE 1 Day % Change	1 Week % Change	1 Month % Change	08/15/07 % Change From IPO Price
RYFL	Royal Financial Inc.	IL	01/21/05	10.00	16.00	25.50	25.40	30.00
OCFL	OC Financial Inc	OH	04/01/05	10.00	20.00	10.00	10.00	2.50
ABNJ	American Bancorp of New Jersey	NJ	10/06/05	10.00	1.60	(2.00)	0.10	8.90
LEGC	Legacy Bancorp	MA	10/26/05	10.00	30.30	34.80	32.00	25.60
NFSB	Newport Bancorp Inc.	RI	07/06/06	10.00	28.00	27.05	31.70	20.00
CBNK	Chicopee Bancorp Inc.	MA	07/20/06	10.00	44.60	44.70	45.20	40.00
HBNK	Hampden Bancorp Inc.	MA	01/17/07	10.00	28.20	24.50	23.40	1.50
CMSB	CMS Bancorp Inc.	NY	04/04/07	10.00	5.70	5.20	3.20	3.40
ESSA	ESSA Bancorp Inc.	PA	04/04/07	10.00	17.80	21.50	14.60	3.00
QNTO	Quaint Oak Bancorp Inc.	PA	07/05/07	10.00	(2.00)	(9.50)	(11.00)	(11.70)
LABC	Louisiana Bancorp Inc.	LA	07/10/07	10.00	9.50	3.00	9.40	9.00
			AVERAGE		18.15	16.80	16.73	12.02
			MEDIAN		17.80	21.50	14.60	8.90
			HIGH		44.60	44.70	45.20	40.00
			LOW		(2.00)	(9.50)	(11.00)	(11.70)

EXHIBIT 34A

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ALL RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICE CHANGES FROM IPO DATE

				PRICE CHANGES FROM IPO DATE				
			IPO Date	IPO Price ($)	1 Day % Change	1 Week % Change	1 Month % Change	08/15/07 % Change From IPO Price
UCBA	United Community Bancorp (MHC)	IN	03/31/06	10.00	8.00	8.40	5.50	20.00
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	04/04/06	10.00	7.00	5.50	2.90	0.37
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	04/06/06	10.00	11.30	10.00	14.00	20.00
MNKB	Monadnock Bancorp, Inc.	NH	06/29/06	8.00	0.00	0.00	(13.75)	(18.75)
NFSB	Newport Bancorp Inc.	RI	07/06/06	10.00	27.80	27.05	31.70	20.00
NECB	Northeast Community Bncp (MHC)	NY	07/06/06	10.00	10.00	12.00	12.00	0.10
FCLF	First Clover Leaf Fin Corp.	IL	07/11/06	10.00	3.90	7.00	10.20	7.70
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	07/11/06	10.00	0.00	(1.50)	(7.00)	(18.50)
ROMA	Roma Financial Corp. (MHC)	NJ	07/12/06	10.00	41.00	45.00	46.60	60.10
CBNK	Chicopee Bancorp Inc.	MA	07/20/06	10.00	44.60	44.70	45.20	40.00
LBCP	Liberty Bancorp Inc.	MO	07/24/06	10.00	2.50	0.70	0.90	7.50
FXCB	Fox Chase Bancorp Inc. (MHC)	PA	10/02/06	10.00	29.50	27.90	30.10	13.60
VPFG	ViewPoint Financial Grp (MHC)	TX	10/03/06	10.00	49.90	52.50	53.90	48.10
BFFI	Ben Franklin Finl Inc. (MHC)	IL	10/19/06	10.00	7.00	6.50	6.50	(2.60)
CZWI	Citizens Community Bncp	WI	10/31/06	10.00	4.67	(1.00)	(2.50)	(14.90)
MSFN	MainStreet Financial Corp(MHC)	MI	12/27/06	10.00	10.00	10.00	(2.50)	(7.00)
WFD	Westfield Financial Inc.	MA	01/04/07	10.00	7.00	7.20	9.00	(11.00)
MSBF	MSB Financial Corp. (MHC)	NJ	01/05/07	10.00	23.00	21.50	19.30	1.90
PBCP	Polonia Bancorp (MHC)	PA	01/11/07	10.00	0.15	1.50	1.00	(11.50)
HBNK	Hampden Bancorp Inc.	MA	01/17/07	10.00	28.20	24.50	23.40	1.50
OSBK	Osage Bancshares Inc.	OK	01/18/07	10.00	(0.50)	0.00	(6.80)	(10.00)
ORIT	Oritani Financial Corp. (MHC)	NJ	01/24/07	10.00	59.70	54.30	55.00	36.00
DLNO	Delanco Bancorp Inc. (MHC)	NJ	04/02/07	10.00	0.00	0.00	(5.00)	(15.00)
CMSB	CMS Bancorp Inc.	NY	04/04/07	10.00	5.70	5.20	3.20	3.40
ESSA	ESSA Bancorp Inc.	PA	04/04/07	10.00	17.80	21.50	14.60	3.00
SUGR	Sugar Creek Financial (MHC)	IL	04/04/07	10.00	0.00	0.00	6.00	(9.00)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ALL RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICE CHANGES FROM IPO DATE

					PRICE CHANGES FROM IPO DATE			
			IPO Date	IPO Price ($)	1 Day % Change	1 Week % Change	1 Month % Change	08/15/07 % Change From IPO Price
PBCT	People's United Financial Inc.	CT	04/16/07	20.00	3.75	3.70	(0.10)	(20.20)
TFSL	TFS Financial Corp (MHC)	OH	04/23/07	10.00	17.90	18.00	23.40	8.40
ABBC	Abington Bancorp Inc	PA	06/28/07	10.00	(4.00)	(3.10)	(4.80)	(10.00)
HTWC	Hometown Bancorp Inc (MHC)	NY	06/29/07	10.00	0.00	0.00	(5.00)	(22.50)
QNTO	Quaint Oak Bancorp Inc.	PA	07/05/07	10.00	(2.00)	(9.50)	(11.00)	(11.70)
LABC	Louisiana Bancorp Inc.	LA	07/10/07	10.00	9.50	3.00	9.40	9.00
BNCL	Beneficial Mutual Bncp (MHC)	PA	07/16/07	10.00	(7.90)	(6.80)	NA	(11.50)
			AVERAGE		**12.59**	**11.99**	**11.42**	**3.23**
			MEDIAN		**7.00**	**6.50**	**6.25**	**0.37**
			HIGH		**59.70**	**54.30**	**55.00**	**60.10**
			LOW		**(7.90)**	**(9.50)**	**(13.75)**	**(22.50)**

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF FIRST FEDERAL SAVINGS BANK

NONE

EXHIBIT 36

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 15, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	13.420	20.080	12.610	-8.02	-26.83	6.56	57.18	0.39	38.34	204.50	23.47	38.19
NVSL	Naugatuck Valley Finl (MHC)	CT	NASDAQ	11.040	12.950	10.050	-3.16	-7.92	6.77	58.08	0.20	69.00	163.02	19.01	70.28
PSBH	PSB Holdings Inc. (MHC)	CT	NASDAQ	9.900	11.480	9.510	-3.79	-7.91	7.56	72.46	0.24	35.36	130.95	13.66	34.57
RCKB	Rockville Financial Inc. (MHC)	CT	NASDAQ	14.360	18.199	13.950	-4.39	-0.97	8.03	65.68	0.16	38.81	178.75	21.86	40.66
SIFI	SI Financial Group Inc. (MHC)	CT	NASDAQ	10.200	13.940	9.950	-5.99	-17.07	NA	NA	0.16	58.67	NA	NA	61.58
ACFC	Atlantic Coast Fed Corp (MHC)	GA	NASDAQ	12.650	20.060	12.520	-12.34	-34.29	NA	NA	0.50	43.62	NA	NA	NA
CHFN	Charter Financial Corp. (MHC)	GA	OTCBB	44.900	54.000	35.640	-11.96	-13.74	12.19	53.66	3.20	16.69	368.33	83.66	114.18
HBOS	Heritage Financial Group (MHC)	GA	NASDAQ	12.000	17.000	11.560	-13.73	-28.27	5.78	41.15	0.23	54.55	207.45	29.16	53.21
WCFB	Webster City Fed Bncp (MHC)	IA	Pink	9.650	12.000	8.300	1.58	0.73	5.77	26.10	0.62	53.61	167.14	36.97	53.61
HOME	Home Federal Bancorp (MHC)	ID	NASDAQ	12.810	17.990	12.530	-20.14	-25.00	7.22	47.81	0.22	32.85	177.42	26.80	32.85
AJSB	AJS Bancorp Inc. (MHC)	IL	OTCBB	24.000	27.950	23.250	-3.61	-3.81	13.54	123.90	0.44	61.54	177.25	19.37	58.44
BFFI	Ben Franklin Finl Inc. (MHC)	IL	OTCBB	9.740	11.050	9.250	-6.35	-5.89	7.92	57.48	0.00	NA	122.94	16.95	NA
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	12.250	13.800	11.180	-2.00	-5.62	10.57	138.36	0.30	42.24	115.92	8.85	41.27
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	OTCBB	12.000	14.500	10.900	-6.25	-9.77	7.80	20.67	0.00	NM	153.76	58.07	88.89
OTTW	Ottawa Savings Bancorp (MHC)	IL	OTCBB	11.600	13.850	11.250	-9.02	-10.77	9.39	95.11	0.20	18.12	123.48	12.20	NA
SUGR	Sugar Creek Financial (MHC)	IL	OTCBB	9.100	10.800	9.100	-12.92	-13.33	10.03	96.20	0.00	NA	90.76	9.46	NA
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTCBB	18.630	21.000	18.630	-3.67	-4.51	11.69	112.21	0.53	32.12	159.35	16.60	32.12
UCBA	United Community Bancorp (MHC)	IN	NASDAQ	12.000	13.700	10.430	-1.88	-4.00	NA	NA	0.30	38.71	NA	NA	56.79
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	32.440	40.420	29.250	-10.58	-16.00	11.92	105.31	2.09	64.88	272.15	30.27	64.27
KFFB	Kentucky First Federal (MHC)	KY	NASDAQ	9.520	10.700	9.500	-5.74	-4.90	7.85	31.88	0.40	NM	121.27	28.29	79.99
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	OTCBB	9.900	10.600	9.600	-4.81	-2.94	NA	NA	0.24	52.11	NA	NA	62.86
MDNB	Minden Bancorp Inc (MHC)	LA	OTCBB	23.500	25.500	21.000	-6.00	-6.00	14.79	87.56	0.38	26.40	158.89	26.85	26.40
GTWN	Georgetown Bancorp Inc. (MHC)	MA	OTCBB	6.800	9.880	6.560	-4.90	-15.00	6.54	61.32	0.00	NM	103.95	11.09	NM
SERC	Service Bancorp Inc. (MHC)	MA	OTCBB	26.050	33.750	26.050	-15.97	-22.24	17.84	252.62	0.00	34.73	146.02	10.31	43.26
UBNK	United Financial Bancorp (MHC)	MA	NASDAQ	11.190	16.000	11.040	-18.02	-22.61	8.12	59.91	0.23	44.76	137.81	18.67	43.07
WFSM	Westborough Finl Services(MHC)	MA	OTCBB	34.300	38.000	27.000	-1.86	-1.97	17.23	184.15	0.24	NM	199.03	18.63	NM
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	9.080	17.300	8.450	-9.29	-36.72	5.72	110.06	0.13	NM	158.74	8.25	71.56
BVFL	BV Financial Inc. (MHC)	MD	OTCBB	8.000	9.470	8.000	-6.43	-5.88	7.16	52.24	0.15	NM	111.73	15.31	NM
SFBI	SFSB Inc. (MHC)	MD	OTCBB	8.050	9.950	7.500	-12.50	-12.02	7.68	59.95	0.00	NM	104.76	13.43	NM
MSFN	MainStreet Financial Corp(MHC)	MI	OTCBB	9.300	11.000	9.250	0.54	-3.12	11.09	160.60	0.00	NA	83.87	5.79	NA
EBMT	Eagle Bancorp (MHC)	MT	OTCBB	33.000	34.500	30.800	0.76	3.12	22.21	225.58	0.90	22.45	148.55	14.63	22.41
ASFE	AF Financial Group (MHC)	NC	OTCBB	16.750	23.000	16.050	-1.76	-6.94	14.04	236.40	0.20	14.19	119.27	7.09	14.16
WAKE	Wake Forest Bancshares (MHC)	NC	OTCBB	21.000	27.000	21.000	-0.05	-4.55	17.11	92.73	0.74	14.00	122.72	22.65	14.00
EQFC	Equitable Financial Corp (MHC)	NE	OTCBB	8.900	11.950	8.850	-3.78	-15.88	7.30	55.69	0.00	NM	121.85	15.98	NM

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 15, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	NASDAQ	10.220	12.350	8.846	-5.63	-11.90	6.36	28.14	0.20	NM	160.79	36.32	127.75
COBK	Colonial Bkshrs Inc. (MHC)	NJ	NASDAQ	10.550	16.050	10.050	-26.74	-31.94	8.02	97.51	0.00	29.31	131.55	11.04	NA
DLNO	Delanco Bancorp Inc. (MHC)	NJ	OTCBB	8.500	10.250	8.500	-7.10	-5.56	8.46	67.94	0.00	NA	100.53	12.51	NA
ISBC	Investors Bancorp Inc. (MHC)	NJ	NASDAQ	12.630	16.000	11.460	-6.31	-10.49	7.84	50.25	0.00	63.15	161.10	24.26	57.04
KRNY	Kearny Financial Corp. (MHC)	NJ	NASDAQ	11.800	17.070	11.340	-11.54	-10.06	6.50	26.94	0.20	NM	181.54	43.80	NM
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTCBB	7.300	10.000	7.300	-7.59	-16.57	7.19	52.18	0.00	52.14	101.50	13.99	52.77
MGYR	Magyar Bancorp Inc. (MHC)	NJ	NASDAQ	10.822	15.200	10.810	-20.54	-26.33	8.17	81.35	0.00	NM	132.49	13.30	72.15
MSBF	MSB Financial Corp. (MHC)	NJ	NASDAQ	10.190	12.500	9.510	-4.75	-11.85	NA	NA	0.00	31.84	NA	NA	31.84
OSHC	Ocean Shore Holding Co. (MHC)	NJ	NASDAQ	10.760	13.830	9.940	-12.02	-19.22	7.37	68.44	0.00	30.74	146.00	15.72	30.74
ORIT	Oritani Financial Corp. (MHC)	NJ	NASDAQ	13.600	16.000	12.550	-0.44	-11.57	6.72	29.45	0.00	NA	202.34	46.17	NA
ROMA	Roma Financial Corp. (MHC)	NJ	NASDAQ	16.010	17.370	13.536	6.38	0.06	7.26	27.11	0.12	NA	220.58	59.07	NA
WAWL	Wawel Savings Bank (MHC)	NJ	OTCBB	11.040	15.000	11.000	-0.72	-7.23	7.36	43.42	0.35	22.53	150.00	25.44	22.53
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTCBB	39.500	40.000	27.500	-1.25	15.16	NA	NA	0.76	NA	NA	NA	NA
BFSB	Brooklyn Federal Bancorp (MHC)	NY	NASDAQ	13.500	15.500	12.030	-11.54	-10.54	NA	NA	0.10	45.00	NA	NA	45.00
FLTB	Flatbush Fed Bncp Inc. (MHC)	NY	OTCBB	6.000	8.200	5.500	-9.09	-14.29	NA	NA	0.00	30.00	NA	NA	23.75
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	11.050	14.350	10.600	1.84	1.84	8.88	57.65	0.31	23.51	124.44	19.16	28.95
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	12.500	17.000	11.290	-4.07	-11.91	8.53	78.49	0.50	23.15	146.54	15.93	25.00
HTWC	Hometown Bancorp Inc (MHC)	NY	OTCBB	7.750	10.050	7.750	-18.42	NA	7.55	56.10	0.00	NA	102.70	13.82	NA
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	NASDAQ	10.037	14.500	9.500	-3.86	-18.47	7.87	52.80	0.12	40.15	127.55	19.01	40.15
NECB	Northeast Community Bncp (MHC)	NY	NASDAQ	10.010	12.600	9.250	-11.88	-16.30	7.35	21.92	0.00	NA	136.18	45.67	NA
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	12.580	13.440	10.940	4.29	11.52	7.56	64.72	0.48	26.77	166.40	19.18	30.99
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	10.280	16.000	9.350	-16.42	-17.10	8.36	122.66	0.41	30.24	122.97	8.38	NA
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	OTCBB	8.150	10.000	8.150	-8.43	-15.10	7.69	62.50	0.00	NA	105.98	13.04	NA
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	12.450	13.750	11.550	-7.78	-8.66	7.63	34.61	0.30	NM	163.25	35.97	89.00
GVFF	Greenville Federal Finl (MHC)	OH	OTCBB	9.350	10.650	8.850	5.65	-6.97	9.90	56.43	0.28	32.24	94.49	16.57	NA
TFSL	TFS Financial Corp (MHC)	OH	NASDAQ	10.840	12.600	10.450	-4.24	-13.14	5.90	30.14	0.00	NA	183.77	35.96	NA
ALLB	Alliance Bancorp of Penn (MHC)	PA	NASDAQ	8.500	11.941	7.540	-9.38	-11.64	6.84	58.81	0.18	42.50	124.20	14.45	NA
BNCL	Beneficial Mutual Bncp (MHC)	PA	NASDAQ	8.850	9.690	8.310	-11.50	NA	NA	NA	0.00	NA	NA	NA	NA
EKFC	Eureka Financial Corp (MHC)	PA	OTCBB	27.000	31.000	25.750	-1.82	0.00	16.39	79.09	1.40	40.30	164.73	34.13	40.30
FFCO	FedFirst Financial Corp. (MHC)	PA	NASDAQ	9.100	10.500	8.640	0.00	-0.55	6.80	41.18	0.00	NM	133.89	22.10	NM
FXCB	Fox Chase Bancorp Inc. (MHC)	PA	NASDAQ	11.360	14.319	10.360	-13.55	-17.38	8.63	51.81	0.00	NA	131.63	21.94	NA
NPEN	North Penn Bancorp Inc. (MHC)	PA	OTCBB	13.500	15.500	11.000	-0.74	-8.47	9.10	83.98	0.12	67.50	148.32	16.08	72.18
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	26.170	29.730	24.850	-2.53	-4.84	12.07	140.35	0.82	27.84	216.82	18.65	27.98
PBCP	Polonia Bancorp (MHC)	PA	OTCBB	8.850	10.250	8.850	-10.61	-10.61	7.21	59.06	0.00	NA	122.68	14.98	NA

THRIFT STOCK PRICES AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 15, 2007

		State	Exchange	PER SHARE								PRICING RATIOS			
				Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PBIP	Prudential Bncp Inc. PA (MHC)	PA	NASDAQ	13.000	13.690	12.460	-2.69	-5.11	NA	NA	0.18	39.39	NA	NA	NA
FSGB	First Federal of SC FSB (MHC)	SC	Pink	35.000	NA	NA	0.00	0.00	10.17	122.25	0.00	NM	344.27	28.63	94.08
VPFG	ViewPoint Financial Grp (MHC)	TX	NASDAQ	14.810	19.000	14.250	-10.94	-15.32	8.09	61.81	0.15	NA	182.99	23.96	NA
GFCJ	Guaranty Financial Corp. (MHC)	WI	Pink	120.000	141.900	120.000	-12.41	-13.04	102.53	1,030.16	1.50	NM	117.04	11.65	NA
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	NASDAQ	14.820	19.000	14.140	-7.78	-10.18	6.67	50.69	0.00	NM	222.06	29.23	107.71
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			15.704	18.894	14.364	-6.77	-10.65	10.64	92.57	0.30	38.19	154.33	22.59	52.06
	MEDIAN			11.360	14.425	10.855	-6.00	-10.49	7.87	59.95	0.18	38.65	146.02	18.67	43.26
	HIGH			120.000	141.900	120.000	6.38	15.16	102.53	1,030.16	3.20	69.00	368.33	83.66	127.75
	LOW			6.000	8.200	5.500	-26.74	-38.72	5.72	20.67	0.00	14.00	83.67	5.79	14.00

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 37

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 15, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	798,844	91,676	87,376	0.63	0.63	5.14	5.16	03/31/04	NASDAQ	13,969,661	187.47
NVSL	Naugatuck Valley Finl (MHC)	CT	429,296	50,054	49,882	0.28	0.28	2.25	2.20	10/01/04	NASDAQ	7,391,351	81.60
PSBH	PSB Holdings Inc. (MHC)	CT	491,198	51,251	43,248	0.40	0.41	3.75	3.84	10/05/04	NASDAQ	6,779,000	67.11
RCKB	Rockville Financial Inc. (MHC)	CT	1,271,277	155,486	154,416	0.57	0.54	4.45	4.24	05/23/05	NASDAQ	19,354,384	281.02
SIFI	SI Financial Group Inc. (MHC)	CT	760,904	83,008	NA	0.27	0.25	2.50	2.29	10/01/04	NASDAQ	NA	126.70
ACFC	Atlantic Coast Fed Corp (MHC)	GA	898,415	89,097	86,237	0.46	NA	4.18	NA	10/05/04	NASDAQ	NA	173.00
CHFN	Charter Financial Corp. (MHC)	GA	1,028,646	233,639	228,153	4.88	0.71	20.71	3.00	10/17/01	OTCBB	19,171,265	860.79
HBOS	Heritage Financial Group (MHC)	GA	448,061	62,982	61,982	0.56	0.58	3.50	3.58	06/30/05	NASDAQ	10,887,796	130.65
WCFB	Webster City Fed Bncp (MHC)	IA	96,534	21,354	21,268	0.67	0.67	3.12	3.12	08/15/94	Pink	3,698,572	35.69
HOME	Home Federal Bancorp (MHC)	ID	728,315	109,998	109,996	0.76	0.76	5.24	5.24	12/07/04	NASDAQ	15,232,243	195.13
AJSB	AJS Bancorp Inc. (MHC)	IL	262,707	28,714	28,714	0.32	0.33	2.88	3.04	12/27/01	OTCBB	2,120,317	50.81
BFFI	Ben Franklin Finl Inc. (MHC)	IL	114,021	15,716	15,716	0.08	0.08	0.82	0.82	10/19/06	OTCBB	1,983,750	19.32
JXSB	Jacksonville Bancorp (MHC)	IL	274,892	20,996	18,189	0.22	0.23	2.79	2.86	04/21/95	NASDAQ	1,986,804	24.34
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	75,161	28,384	28,384	0.69	0.67	1.82	1.76	04/06/06	OTCBB	3,636,875	43.64
OTTW	Ottawa Savings Bancorp (MHC)	IL	211,608	20,902	20,902	0.67	NA	6.69	NA	07/15/05	OTCBB	2,224,911	25.81
SUGR	Sugar Creek Financial (MHC)	IL	87,241	9,093	9,093	NA	NA	NA	NA	04/04/07	OTCBB	906,879	8.25
MSVB	Mid-Southern Savings Bank(MHC)	IN	164,817	17,172	17,172	0.53	0.53	5.06	5.06	04/09/98	OTCBB	1,468,815	27.37
UCBA	United Community Bancorp (MHC)	IN	381,061	62,461	62,461	0.67	0.46	3.96	2.70	03/31/06	NASDAQ	NA	99.58
CFFN	Capitol Federal Finl (MHC)	KS	7,823,829	870,095	870,095	0.44	0.45	4.14	4.18	04/01/99	NASDAQ	74,296,720	2,410.25
KFFB	Kentucky First Federal (MHC)	KY	287,196	62,327	47,176	0.37	0.36	1.57	1.56	03/03/05	NASDAQ	8,380,634	79.46
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	118,901	27,812	27,812	0.53	0.44	2.12	1.76	01/21/05	OTCBB	NA	34.15
MDNB	Minden Bancorp Inc (MHC)	LA	120,448	20,351	20,351	1.07	1.07	6.31	6.31	07/02/02	OTCBB	1,375,666	32.33
GTWN	Georgetown Bancorp Inc. (MHC)	MA	165,082	17,610	17,610	-0.28	-0.28	-2.56	-2.56	01/06/05	OTCBB	2,692,050	18.31
SERC	Service Bancorp Inc. (MHC)	MA	415,059	29,308	29,308	0.31	0.25	4.28	3.44	10/08/98	OTCBB	1,643,000	42.80
UBNK	United Financial Bancorp (MHC)	MA	1,022,747	138,598	138,336	0.41	0.43	2.97	3.09	07/13/05	NASDAQ	17,071,853	191.03
WFSM	Westborough Finl Services(MHC)	MA	296,291	27,728	27,728	-0.31	-0.31	-3.22	-3.24	02/16/00	OTCBB	1,608,974	55.19
BCSB	BCSB Bankcorp Inc. (MHC)	MD	651,110	33,839	31,348	-0.42	0.10	-9.26	2.17	07/08/98	NASDAQ	5,915,743	53.71
BVFL	BV Financial Inc. (MHC)	MD	133,932	18,358	NA	0.04	0.04	0.31	0.31	01/13/05	OTCBB	2,563,959	20.51
SFBI	SFSB Inc. (MHC)	MD	172,840	22,155	22,155	-0.07	-0.07	-0.54	-0.54	12/31/04	OTCBB	2,883,293	23.21
MSFN	MainStreet Financial Corp(MHC)	MI	121,427	8,384	7,406	NA	NA	NA	NA	12/27/06	OTCBB	756,068	7.03
EBMT	Eagle Bancorp (MHC)	MT	244,606	24,088	24,088	0.72	0.72	7.45	7.46	04/05/00	OTCBB	1,084,357	35.78
ASFE	AF Financial Group (MHC)	NC	248,411	14,757	13,148	0.52	0.52	8.74	8.76	10/07/96	OTCBB	1,050,804	17.60
WAKE	Wake Forest Bancshares (MHC)	NC	107,571	19,851	19,851	1.64	1.64	9.10	9.10	04/03/96	OTCBB	1,160,093	24.36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 15, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
EQFC	Equitable Financial Corp (MHC)	NE	183,626	24,086	24,086	-0.83	-0.83	-6.05	-6.05	11/08/05	OTCBB	3,297,509	28.77
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	801,006	180,934	180,934	0.28	0.28	1.20	1.20	03/04/04	NASDAQ	28,465,464	289.75
COBK	Colonial Bkshrs Inc. (MHC)	NJ	432,282	36,286	36,286	0.40	NA	4.32	NA	06/30/05	NASDAQ	4,433,071	46.77
DLNO	Delanco Bancorp Inc. (MHC)	NJ	111,061	13,822	NA	-0.17	-0.50	-1.83	-5.29	04/02/07	OTCBB	1,634,725	13.90
ISBC	Investors Bancorp Inc. (MHC)	NJ	5,601,088	843,365	843,365	0.40	0.45	2.52	2.79	10/12/05	NASDAQ	111,468,952	1,407.85
KRNY	Kearny Financial Corp. (MHC)	NJ	1,917,253	462,592	380,037	0.10	0.10	0.41	0.41	02/24/05	NASDAQ	71,168,000	839.78
LPBC	Lincoln Park Bancorp (MHC)	NJ	96,604	13,316	13,316	0.28	0.27	1.98	1.96	12/20/04	OTCBB	1,851,500	13.52
MGYR	Magyar Bancorp Inc. (MHC)	NJ	474,423	47,633	47,633	0.19	0.19	1.78	1.78	01/24/06	NASDAQ	5,831,642	63.11
MSBF	MSB Financial Corp. (MHC)	NJ	284,578	43,346	43,346	0.46	0.46	4.67	4.67	01/05/07	NASDAQ	NA	57.27
OSHC	Ocean Shore Holding Co. (MHC)	NJ	582,246	62,702	62,702	0.51	0.51	4.57	4.57	12/22/04	NASDAQ	8,507,962	91.55
ORIT	Oritani Financial Corp. (MHC)	NJ	1,194,443	272,570	272,570	0.93	0.91	5.46	5.30	01/24/07	NASDAQ	40,552,162	551.51
ROMA	Roma Financial Corp. (MHC)	NJ	887,203	237,577	237,005	0.68	0.68	2.70	2.70	07/12/06	NASDAQ	32,731,875	524.04
WAWL	Wawel Savings Bank (MHC)	NJ	93,113	15,790	15,790	1.08	1.08	6.59	6.59	04/01/04	OTCBB	2,144,701	23.68
ALMG	Alamogordo Finl Corp. (MHC)	NM	146,067	28,395	28,395	0.43	0.57	2.29	3.06	05/16/00	OTCBB	NA	51.74
BFSB	Brooklyn Federal Bancorp (MHC)	NY	398,014	85,311	85,311	0.97	0.97	4.70	4.70	04/06/05	NASDAQ	NA	180.83
FLTB	Flatbush Fed Bncp Inc. (MHC)	NY	153,925	15,753	15,753	0.35	0.44	3.44	4.35	10/21/03	OTCBB	NA	16.55
GOV	Gouverneur Bancorp (MHC)	NY	132,603	20,414	20,414	0.82	0.67	5.38	4.38	03/23/99	AMEX	2,300,059	25.42
GCBC	Greene County Bncp Inc. (MHC)	NY	325,826	35,415	35,415	0.72	0.66	6.48	6.00	12/30/98	NASDAQ	4,151,066	51.89
HTWC	Hometown Bancorp Inc (MHC)	NY	133,535	17,963	17,963	NA	NA	NA	NA	06/29/07	OTCBB	2,380,500	18.45
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	349,160	52,032	52,032	0.45	0.45	2.89	2.89	04/04/06	NASDAQ	6,612,500	66.37
NECB	Northeast Community Bncp (MHC)	NY	289,843	97,210	97,210	0.56	0.56	1.92	1.92	07/06/06	NASDAQ	13,225,000	132.38
ONFC	Oneida Financial Corp. (MHC)	NY	504,099	58,093	32,561	0.82	0.70	6.54	5.61	12/30/98	NASDAQ	7,768,531	97.98
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	304,556	20,761	16,852	0.27	NA	3.86	NA	11/16/95	NASDAQ	2,483,000	25.53
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	148,777	18,306	17,906	0.00	0.00	0.04	0.04	07/11/06	OTCBB	2,380,500	19.40
CHEV	Cheviot Financial (MHC)	OH	316,475	69,736	69,736	0.42	0.42	1.82	1.82	01/06/04	NASDAQ	9,143,820	112.37
GVFF	Greenville Federal Finl (MHC)	OH	129,708	22,744	22,744	0.49	NA	2.82	NA	01/05/06	OTCBB	2,298,411	21.49
TFSL	TFS Financial Corp (MHC)	OH	10,016,373	1,960,203	1,950,471	NA	NA	0.48	0.08	04/23/07	NASDAQ	332,318,750	3602.34
ALLB	Alliance Bancorp of Penn (MHC)	PA	424,926	49,447	49,447	0.37	NA	3.65	NA	03/03/95	NASDAQ	7,225,000	61.41
BNCL	Beneficial Mutual Bncp (MHC)	PA	2,580,265	282,410	273,946	NA	NA	NA	NA	07/16/07	NASDAQ	NA	728.04
EKFC	Eureka Financial Corp (MHC)	PA	97,612	20,224	20,224	0.88	0.88	4.18	4.18	01/07/99	OTCBB	1,234,193	33.32
FFCO	FedFirst Financial Corp. (MHC)	PA	273,495	45,137	44,057	-0.38	-0.38	-2.33	-2.33	04/07/05	NASDAQ	6,641,200	60.30
FXCB	Fox Chase Bancorp Inc. (MHC)	PA	760,526	126,757	126,757	0.56	0.48	3.79	3.28	10/02/06	NASDAQ	14,679,750	166.76
NPEN	North Penn Bancorp Inc. (MHC)	PA	121,226	13,139	13,139	0.22	0.21	2.04	1.90	06/02/05	OTCBB	1,443,555	19.49
NWSB	Northwest Bancorp Inc. (MHC)	PA	6,898,161	593,332	407,779	0.70	0.70	7.64	7.60	11/07/94	NASDAQ	49,148,706	1278.52

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 15, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PBCP	Polonia Bancorp (MHC)	PA	195,272	23,851	23,851	-0.18	-0.18	-2.00	-2.00	01/11/07	OTCBB	3,306,250	29.26
PBIP	Prudential Bncp Inc. PA (MHC)	PA	477,408	82,653	82,653	0.80	NA	4.42	NA	03/30/05	NASDAQ	NA	152.91
FSGB	First Federal of SC FSB (MHC)	SC	123,810	10,296	NA	0.35	0.33	4.06	3.77	11/14/94	Pink	1,012,755	35.45
VPFG	ViewPoint Financial Grp (MHC)	TX	1,604,729	210,129	210,129	0.38	0.38	3.00	3.00	10/03/06	NASDAQ	25,962,731	382.90
GFCJ	Guaranty Financial Corp. (MHC)	WI	1,911,394	190,233	NA	-0.53	NA	-6.11	NA	06/21/93	Pink	1,855,431	222.65
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	1,647,011	216,829	216,829	0.24	0.28	1.70	1.93	10/05/05	NASDAQ	32,488,972	457.26
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		870,632	124,768	123,945	0.52	0.42	3.29	2.67			17,070,858	239.54
	MEDIAN		304,556	36,286	35,851	0.43	0.45	3.00	3.00			3,698,572.00	55.19
	HIGH		10,016,373	1,950,203	1,950,471	4.88	1.64	20.71	9.10			332,318,750	3,602.34
	LOW		75,161	8,384	7,406	-0.83	-0.83	-9.26	-6.05			756,068	7.03

EXHIBIT 38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 6/30/06
Asset size: <=800,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		-	219,728	30.35	16.26	14.07	47.29	63.55	0.00	14.67
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 6/30/06	< 800,000	< 40.00	< 20.00	< 50.00	35.00 - 85.00	40.00 - 85.00	< 30.00	7.00 - 25.00
IFSB	Independence Federal Svgs Bank	DC	06/06/85	158,736	23.22	9.81	37.12	64.78	74.60	5.92	7.50
FFDF	FFD Financial Corp.	OH	04/03/96	169,529	9.42	0.21	36.13	88.62	88.83	9.86	10.44
GSLA	GS Financial Corp.	LA	04/01/97	169,924	20.14	12.83	27.79	62.07	74.90	9.90	15.88
PFED	Park Bancorp Inc.	IL	08/12/96	218,321	17.61	8.56	39.72	65.10	73.65	20.51	14.29
BRBI	Blue River Bancshares Inc.	IN	06/23/98	236,585	NA	NA	NA	83.58	NA	10.67	7.39
PEDE	Great Pee Dee Bancorp Inc.	SC	12/31/97	240,734	NA	5.04	32.64	73.42	78.46	NA	11.35
FBSI	First Bancshares Inc.	MO	12/22/93	241,331	NA	8.01	34.16	65.88	73.89	9.99	10.97
CFBK	Central Federal Corp.	OH	12/30/98	259,920	5.47	8.42	20.94	80.65	89.07	20.47	10.58
FFNM	First Fed of N Michigan Bncp	MI	04/01/05	264,118	16.99	1.84	47.27	77.45	79.29	22.18	12.83
NEBS	New England Bancshares	CT	12/29/05	292,507	NA	4.08	42.02	68.11	72.19	16.09	19.47
FBTC	First BancTrust Corp.	IL	04/19/01	300,938	9.19	14.51	23.32	68.72	83.23	17.60	8.55
ROME	Rome Bancorp Inc.	NY	03/30/05	310,896	4.80	0.13	48.98	87.70	87.83	8.03	24.01
FFHS	First Franklin Corp.	OH	01/26/88	322,861	10.13	1.52	63.30	84.06	85.59	20.41	7.91
RIVR	River Valley Bancorp	IN	12/20/96	336,706	22.76	0.02	31.92	72.28	72.30	27.99	7.21
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	339,703	11.08	0.00	22.86	80.92	80.92	13.19	21.68
LSBI	LSB Financial Corp.	IN	02/03/95	350,008	6.39	1.61	41.85	85.73	87.34	19.03	9.84
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	362,896	18.29	10.33	29.48	64.27	74.60	19.98	9.39
ESBK	Elmira Savings Bank	NY	03/01/85	395,790	NA	13.08	29.35	63.00	76.08	NA	6.11
WAYN	Wayne Savings Bancshares	OH	01/09/03	397,959	16.30	17.35	36.09	61.41	78.77	8.91	8.48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 6/30/06
Asset size: <=800,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		**-**	**219,728**	**30.35**	**16.26**	**14.07**	**47.29**	**63.55**	**0.00**	**14.67**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 6/30/06	< 800,000	< 40.00	< 20.00	< 50.00	35.00 - 85.00	40.00 - 85.00	< 30.00	7.00 - 25.00
WVFC	WVS Financial Corp.	PA	11/29/93	408,076	NA	32.02	6.99	14.79	46.81	52.33	7.67
FCFL	First Community Bank Corp.	FL	05/16/03	412,859	6.71	0.49	33.48	88.56	89.06	6.52	8.59
ASBI	Amerlana Bancorp	IN	03/02/87	423,393	17.84	8.34	30.80	64.05	72.39	15.61	7.46
WSB	Washington Savings Bank FSB	MD	08/03/88	430,037	34.07	11.57	20.08	48.51	60.09	16.98	14.68
FCAP	First Capital Inc.	IN	01/04/99	445,346	14.84	5.31	45.26	74.57	79.87	16.85	9.94
CFFC	Community Financial Corp.	VA	03/30/88	479,498	10.64	0.00	31.04	85.62	85.62	21.51	8.11
PFDC	Peoples Bancorp	IN	07/07/87	483,613	NA	NA	NA	73.35	NA	NA	12.77
MFBC	MFB Corp.	IN	03/25/94	505,089	9.09	5.77	44.13	77.91	83.68	23.81	8.12
FKFS	First Keystone Financial	PA	01/26/95	521,916	13.67	20.88	38.43	59.76	80.64	22.20	6.65
FFFD	North Central Bancshares Inc.	IA	03/21/96	530,940	6.10	0.51	49.20	88.58	89.09	21.17	7.86
CEBK	Central Bancorp Inc.	MA	10/24/86	548,850	9.64	4.99	33.29	82.95	87.94	24.36	6.87
ABNJ	American Bancorp of New Jersey	NJ	10/06/05	562,206	10.91	8.22	53.05	75.78	84.01	7.05	18.85
LSBX	LSB Corp.	MA	05/02/86	579,123	12.01	28.43	15.67	56.75	85.18	35.06	10.01
PBCI	Pamrapo Bancorp Inc.	NJ	11/14/89	636,368	6.99	21.45	43.89	69.72	91.17	13.99	9.23
FFSX	First Federal Bankshares Inc.	IA	04/14/99	645,817	20.36	4.60	23.01	66.60	71.19	9.63	10.88
THRD	TF Financial Corp.	PA	07/13/94	664,032	7.03	12.67	51.39	75.30	87.97	15.08	9.97
CASH	Meta Financial Group Inc.	IA	09/20/93	666,724	NA	22.14	10.51	54.49	76.63	13.77	7.07
HIFS	Hingham Instit. for Savings	MA	12/20/88	709,504	16.67	1.64	41.49	78.64	80.28	31.52	7.50
TSH	Teche Holding Company	LA	04/19/95	714,064	5.97	10.15	46.90	77.40	87.55	10.30	9.20

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 6/30/06
Asset size: <=800,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		**-**	**219,728**	**30.35**	**16.26**	**14.07**	**47.29**	**63.55**	**0.00**	**14.67**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 6/30/06	< 800,000	< 40.00	< 20.00	< 50.00	35.00 - 85.00	40.00 - 85.00	< 30.00	7.00 - 25.00
FDT	Federal Trust Corp.	FL	12/12/97	721,124	7.16	4.22	49.36	83.10	87.31	25.89	6.93
FSBI	Fidelity Bancorp Inc.	PA	06/24/88	727,944	21.24	12.82	42.06	62.76	75.59	32.91	6.31
CSBC	Citizens South Banking Corp.	NC	10/01/02	755,486	11.71	8.07	20.11	70.10	78.16	10.42	11.15
NHTB	New Hampshire Thrift Bncshrs	NH	05/22/86	757,759	NA	6.45	44.21	75.05	81.49	NA	8.16
CARV	Carver Bancorp Inc.	NY	10/25/94	763,784	5.97	5.28	16.72	82.17	87.45	9.34	6.85
HFBC	HopFed Bancorp Inc.	KY	02/09/98	768,642	17.88	6.46	28.43	69.05	75.52	17.28	6.85
HARL	Harleysville Savings Financial	PA	08/04/87	778,136	17.66	25.60	49.19	52.70	78.30	37.01	6.30

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 39

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 6/30/06
Asset size: <=800,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		-	**219,728**	**0.03**	**0.21**	**3.45**	**4.49**	**1.10**	**0.80**	**0.00**	**0.91**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 6/30/06	< 800,000	< 0.70	< 10.00	2.25 - 4.25	2.25 - 4.50	< 2.00	< 2.00	< 1.00	> 0.25
IFSB	Independence Federal Svgs Bank	DC	06/06/85	158,736	-2.32	-29.17	3.32	6.40	1.03	0.69	0.00	0.32
FFDF	FFD Financial Corp.	OH	04/03/96	169,529	1.01	9.08	4.13	2.63	0.38	0.30	0.00	0.51
GSLA	GS Financial Corp.	LA	04/01/97	169,924	1.17	7.40	NA	3.06	0.10	0.11	0.00	NA
PFED	Park Bancorp Inc.	IL	08/12/96	218,321	-0.02	-0.18	2.73	2.75	0.30	1.95	0.96	0.26
BRBI	Blue River Bancshares Inc.	IN	06/23/98	236,585	0.20	2.46	3.99	3.34	0.34	2.04	NA	0.86
PEDE	Great Pee Dee Bancorp Inc.	SC	12/31/97	240,734	NA	NA	3.16	2.29	NA	NA	0.02	0.81
FBSI	First Bancshares Inc.	MO	12/22/93	241,331	0.07	0.59	3.01	3.44	0.95	1.38	0.15	1.12
CFBK	Central Federal Corp.	OH	12/30/98	259,920	0.15	1.21	3.25	3.02	0.32	0.13	0.00	0.87
FFNM	First Fed of N Michigan Bncp	MI	04/01/05	264,118	0.11	0.91	3.16	4.08	1.64	1.59	0.19	0.83
NEBS	New England Bancshares	CT	12/29/05	292,507	0.32	1.54	3.66	3.13	0.26	0.29	0.00	0.66
FBTC	First BancTrust Corp.	IL	04/19/01	300,938	0.35	3.98	2.81	3.24	1.20	0.71	0.10	0.70
ROME	Rome Bancorp Inc.	NY	03/30/05	310,896	1.12	4.25	4.92	3.48	0.67	0.38	0.01	0.63
FFHS	First Franklin Corp.	OH	01/26/88	322,861	0.13	1.72	2.06	2.10	0.45	1.35	0.26	0.49
RIVR	River Valley Bancorp	IN	12/20/96	336,706	0.61	8.67	2.49	2.28	NA	0.94	0.00	0.57
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	339,703	0.51	2.30	3.68	3.02	0.39	0.15	0.04	0.58
LSBI	LSB Financial Corp.	IN	02/03/95	350,008	0.79	8.27	3.47	2.45	0.85	3.17	1.30	0.86
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	362,896	0.20	2.12	2.32	2.32	0.55	0.46	0.05	0.28

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 6/30/06
Asset size: <=800,000,000

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1] NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		-	**219,728**	**0.03**	**0.21**	**3.45**	**4.49**	**1.10**	**0.80**	**0.00**	**0.91**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 6/30/06	< 800,000	< 0.70	< 10.00	2.25 - 4.25	2.25 - 4.50	< 2.00	< 2.00	< 1.00	> 0.25
ESBK	Elmira Savings Bank	NY	03/01/85	395,790	NA	NA	NA	2.45	NA	0.11	0.00	0.41
WAYN	Wayne Savings Bancshares	OH	01/09/03	397,959	0.52	5.93	2.87	2.43	0.42	0.23	0.00	0.39
WVFC	WVS Financial Corp.	PA	11/29/93	408,076	0.89	12.10	2.04	0.86	0.15	NA	0.00	NA
FCFL	First Community Bank Corp.	FL	05/16/03	412,859	0.83	9.62	4.08	2.86	0.36	0.13	0.09	0.92
ASBI	Ameriana Bancorp	IN	03/02/87	423,393	-0.08	-1.07	2.48	3.17	0.60	0.92	0.11	0.64
WSB	Washington Savings Bank FSB	MD	08/03/88	430,037	0.78	5.60	3.38	2.82	0.66	NA	0.17	1.04
FCAP	First Capital Inc.	IN	01/04/99	445,346	0.77	7.89	3.19	2.44	0.80	1.16	0.15	0.52
CFFC	Community Financial Corp.	VA	03/30/88	479,498	0.91	10.93	3.37	2.54	0.68	0.32	0.00	0.66
PFDC	Peoples Bancorp	IN	07/07/87	483,613	NA	NA	NA	2.58	NA	0.50	NA	NA
MFBC	MFB Corp.	IN	03/25/94	505,089	0.69	8.70	2.77	3.27	1.16	1.66	0.03	0.98
FKFS	First Keystone Financial	PA	01/26/95	521,916	0.07	1.28	2.25	2.46	0.55	0.52	0.00	0.68
FFFD	North Central Bancshares Inc.	IA	03/21/96	530,940	0.86	10.37	2.72	2.63	1.28	0.20	0.13	0.67
CEBK	Central Bancorp Inc.	MA	10/24/86	548,850	0.13	1.92	2.61	2.60	0.37	0.06	0.00	0.70
ABNJ	American Bancorp of New Jersey	NJ	10/06/05	562,206	0.18	0.82	2.48	2.29	0.24	0.41	0.00	0.43
LSBX	LSB Corp.	MA	05/02/86	579,123	0.56	5.26	2.81	2.11	0.26	0.19	0.00	0.78
PBCI	Pamrapo Bancorp Inc.	NJ	11/14/89	636,368	0.83	8.96	3.18	2.14	0.47	0.36	0.00	0.47
FFSX	First Federal Bankshares Inc.	IA	04/14/99	645,817	0.41	3.53	2.86	2.99	0.90	1.48	0.07	0.28

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 6/30/06
Asset size: <=800,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		**-**	**219,728**	**0.03**	**0.21**	**3.45**	**4.49**	**1.10**	**0.80**	**0.00**	**0.91**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 6/30/06	< 800,000	< 0.70	< 10.00	2.25 - 4.25	2.25 - 4.50	< 2.00	< 2.00	< 1.00	> 0.25
THRD	TF Financial Corp.	PA	07/13/94	664,032	0.81	8.14	3.45	2.65	0.57	0.32	0.00	0.43
CASH	Meta Financial Group Inc.	IA	09/20/93	666,724	-0.18	-2.87	NA	4.78	2.44	0.56	0.00	NA
HIFS	Hingham Instit. for Savings	MA	12/20/88	709,504	0.62	8.21	2.30	1.52	0.24	0.02	0.00	0.53
TSH	Teche Holding Company	LA	04/19/95	714,064	0.98	10.68	3.57	3.78	1.99	0.73	0.12	0.68
FDT	Federal Trust Corp.	FL	12/12/97	721,124	-0.29	-3.92	2.06	1.91	0.27	1.66	0.34	1.43
FSBI	Fidelity Bancorp Inc.	PA	06/24/88	727,944	0.49	7.97	1.98	1.67	0.50	0.43	0.02	0.40
CSBC	Citizens South Banking Corp.	NC	10/01/02	755,486	0.77	6.61	3.19	2.40	0.84	0.42	0.03	0.81
NHTB	New Hampshire Thrift Bncshrs	NH	05/22/86	757,759	NA	NA	NA	2.55	NA	0.11	0.00	NA
CARV	Carver Bancorp Inc.	NY	10/25/94	763,784	0.57	8.55	3.58	3.32	0.41	0.61	0.00	0.71
HFBC	HopFed Bancorp Inc.	KY	02/09/98	768,642	0.52	7.61	2.77	2.58	0.91	0.16	0.04	0.62
HARL	Harleysville Savings Financial	PA	08/04/87	778,136	0.42	6.63	1.58	1.21	0.23	0.00	0.00	0.25

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		-	219,728	30.35	16.26	14.07	47.29	63.55	0.00	14.67
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 6/30/06	< 800,000	< 40.00	< 20.00	< 50.00	35.00 - 85.00	40.00 - 85.00	< 30.00	7.00 - 25.00
PFED	Park Bancorp Inc.	IL	08/12/96	218,321	17.61	8.56	39.72	65.10	73.65	20.51	14.29
FFNM	First Fed of N Michigan Bncp	MI	04/01/05	264,118	16.99	1.84	47.27	77.45	79.29	22.18	12.83
FBTC	First BancTrust Corp.	IL	04/19/01	300,938	9.19	14.51	23.32	68.72	83.23	17.60	8.55
RIVR	River Valley Bancorp	IN	12/20/96	336,706	22.76	0.02	31.92	72.28	72.30	27.99	7.21
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	339,703	11.08	0.00	22.86	80.92	80.92	13.19	21.68
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	362,896	18.29	10.33	29.48	64.27	74.60	19.98	9.39
WAYN	Wayne Savings Bancshares	OH	01/09/03	397,959	16.30	17.35	36.09	61.41	78.77	8.91	8.48
ASBI	Ameriana Bancorp	IN	03/02/87	423,393	17.84	8.34	30.80	64.05	72.39	15.61	7.46
MFBC	MFB Corp.	IN	03/25/94	505,089	9.09	5.77	44.13	77.91	83.68	23.81	8.12
FFSX	First Federal Bankshares Inc.	IA	04/14/99	645,817	20.36	4.60	23.01	66.60	71.19	9.63	10.88
	AVERAGE			379,494	15.95	7.13	32.86	69.87	77.00	17.94	10.89
	MEDIAN			351,300	17.30	7.05	31.36	67.66	76.68	18.79	8.97
	HIGH			645,817	22.76	17.35	47.27	80.92	83.68	27.99	21.68
	LOW			218,321	9.09	0.00	22.86	61.41	71.19	8.91	7.21

EXHIBIT 41

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY (1) NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL SAVINGS BANK		-	**219,728**	**0.03**	**0.21**	**3.45**	**4.49**	**1.10**	**0.80**	**0.00**	**0.91**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 6/30/06	< 800,000	< 0.70	< 10.00	2.25 - 4.25	2.25 - 4.50	< 2.00	< 2.00	< 1.00	> 0.25
PFED	Park Bancorp Inc.	IL	08/12/96	218,321	-0.02	-0.18	2.73	2.75	0.27	1.95	0.96	0.26
FFNM	First Fed of N Michigan Bncp	MI	04/01/05	264,118	0.11	0.91	3.16	4.08	1.64	1.59	0.19	0.83
FBTC	First BancTrust Corp.	IL	04/19/01	300,938	0.35	3.98	2.81	3.24	1.17	0.71	0.10	0.70
RIVR	River Valley Bancorp	IN	12/20/96	336,706	0.61	8.67	2.49	2.28	0.81	0.94	0.00	0.57
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	339,703	0.51	2.30	3.68	3.02	0.40	0.15	0.04	0.58
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	362,896	0.20	2.12	2.32	2.32	0.55	0.46	0.05	0.28
WAYN	Wayne Savings Bancshares	OH	01/09/03	397,959	0.52	5.93	2.87	2.43	0.42	0.23	0.00	0.39
ASBI	Ameriana Bancorp	IN	03/02/87	423,393	-0.08	-1.07	2.48	3.17	0.92	0.92	0.11	0.64
MFBC	MFB Corp.	IN	03/25/94	505,089	0.69	8.70	2.77	3.27	1.08	1.66	0.03	0.98
FFSX	First Federal Bankshares Inc.	IA	04/14/99	645,817	0.41	3.53	2.86	2.99	0.90	1.48	0.07	0.28
		AVERAGE		379,494	0.33	3.49	2.82	2.96	0.82	1.01	0.15	0.55
		MEDIAN		351,300	0.38	2.92	2.79	3.01	0.85	0.93	0.06	0.58
		HIGH		645,817	0.69	8.70	3.68	4.08	1.64	1.95	0.96	0.98
		LOW		218,321	-0.08	-1.07	2.32	2.28	0.27	0.15	0.00	0.26

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

EXHIBIT 42

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter					
							Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	FIRST FEDERAL SAVINGS BANK	**Clarksville**	**TN**	**4**	**-**	**-**	**219,728**	**206,117**	**103,906**	**30**	**184,074**	**32,236**
COMPARABLE GROUP												
ASBI	Ameriana Bancorp	New Castle	IN	10	NASDAQ	03/02/87	423,393	387,905	271,199	843	318,805	31,571
FBEI	First Bancorp of Indiana, Inc.	Evansville	IN	7	NASDAQ	04/07/99	362,896	322,841	233,237	NA	251,234	34,061
FBTC	First BancTrust Corporation	Paris	IL	7	NASDAQ	04/19/01	300,938	267,163	206,803	1,257	220,018	25,720
FFSX	First Federal Bankshares, Inc.	Sioux City	IA	14	NASDAQ	04/14/99	645,817	585,180	430,085	18,497	507,865	70,255
FFNM	First Federal of Northern MI Bcp., Inc.	Alpena	MI	10	NASDAQ	04/01/05	264,118	249,481	204,572	3,738	169,521	33,883
JFBI	Jefferson Bancshares, Inc.	Morristown	TN	4	NASDAQ	07/02/03	339,703	301,418	274,881	0	220,082	73,644
MFBC	MFB Corp.	Mishawaka	IN	10	NASDAQ	03/25/94	505,089	452,177	393,491	3,379	339,105	40,891
PFED	Park Bancorp, Inc.	Chicago	IL	3	NASDAQ	08/12/96	218,321	192,828	142,118	0	138,495	31,195
RIVR	River Valley Bancorp	Madison	IN	7	NASDAQ	12/20/96	336,706	311,703	243,375	31	214,377	24,277
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	11	NASDAQ	01/09/03	397,959	380,123	244,402	2,375	326,377	33,734
	Average			8.3			379,494	345,082	264,416	3,347	270,588	39,933
	Median			8.5			351,300	317,272	243,889	1,257	235,658	33,809
	High			14.0			645,817	585,180	430,085	18,497	507,865	73,644
	Low			3.0			218,321	192,828	142,118	0	138,495	24,277

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 43

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

	Total Assets ($000)	As a Percent of Total Assets: Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT													
FIRST FEDERAL SAVINGS BANK	**219,728**	**30.35**	**16.26**	**47.29**	**0.91**	**0.00**	**0.01**	**6.09**	**19.25**	**0.80**	**93.81**	**83.77**	**0.01**
COMPARABLE GROUP													
ASBI Amerfana Bancorp	423,393	17.84	8.34	64.05	0.64	0.11	0.20	9.38	27.63	0.92	95.29	93.02	0.00
FBEI First Bancorp of Indiana Inc.	362,896	18.29	10.33	64.27	0.28	0.05	0.00	6.08	8.53	0.46	86.20	79.02	0.00
FBTC First BancTrust Corp.	300,938	9.19	14.51	68.72	0.70	0.10	0.42	6.91	23.89	0.71	86.79	77.80	0.10
FFSX First Federal Bankshares Inc.	645,817	20.36	4.60	66.60	0.28	0.07	2.86	5.59	31.55	1.48	86.00	76.68	0.00
FFNM First Fed of N Michigan Bncp	264,118	16.99	1.84	77.45	0.83	0.19	1.42	4.55	20.20	1.59	100.99	89.39	0.00
JFBI Jefferson Bancshares Inc.	339,703	11.08	0.00	80.92	0.58	0.04	0.00	7.15	41.65	0.15	90.67	85.46	0.00
MFBC MFB Corp.	505,089	9.09	5.77	77.91	0.98	0.03	0.67	6.11	22.85	1.66	95.33	87.62	0.45
PFED Park Bancorp Inc.	218,321	17.61	8.56	65.10	0.26	0.96	0.00	7.47	22.72	1.95	98.51	91.34	0.00
RIVR River Valley Bancorp	336,706	22.76	0.02	72.28	0.57	0.00	0.01	5.43	30.51	0.94	91.52	84.84	0.00
WAYN Wayne Savings Bancshares	397,959	16.30	17.35	61.41	0.39	0.00	0.60	4.30	16.63	0.23	95.67	88.13	0.00
Average	379,494	15.95	7.13	69.87	0.55	0.15	0.62	6.30	24.62	1.01	92.70	85.33	0.06
Median	351,300	17.30	7.05	67.66	0.57	0.06	0.31	6.10	23.37	0.93	93.40	86.54	0.00
High	645,817	22.76	17.35	80.92	0.98	0.96	2.86	9.38	41.65	1.95	100.99	93.02	0.45
Low	218,321	9.09	0.00	61.41	0.26	0.00	0.00	4.30	8.53	0.15	86.00	76.68	0.00
ALL THRIFTS (204)													
Average	3,949,979	13.47	8.71	71.82	0.65	0.13	0.82	4.31	25.70	0.83	92.45	81.32	0.15
MIDWEST THRIFTS (78)													
Average	1,162,838	12.35	5.97	75.27	0.71	0.18	0.62	4.56	24.76	1.21	92.44	83.06	0.13
TENNESSEE THRIFTS (5)													
Average	206,886	21.06	1.99	71.67	0.67	0.03	0.08	4.53	24.42	0.21	91.60	80.70	0.00

EXHIBIT 44

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Risk-Based Capital (%)
SUBJECT														
	FIRST FEDERAL SAVINGS BANK	**187,492**	**32,236**	**83.77**	**0.00**	**1.56**	**0.00**	**14.67**	**(0.10)**	**14.77**	**14.67**	**14.77**	**14.68**	**25.51**
COMPARABLE GROUP														
ASBI	Ameriana Bancorp	391,822	31,571	75.30	15.61	1.64	0.00	7.46	0.32	7.56	7.46	7.27	9.68	15.64
FBEI	First Bancorp of Indiana Inc.	328,835	34,061	69.23	19.98	1.41	0.00	9.39	0.00	2.76	9.39	9.02	7.09	10.59
FBTC	First BancTrust Corp.	275,218	25,720	73.11	17.60	0.75	0.00	8.55	(0.31)	6.80	8.55	8.16	10.20	16.99
FFSX	First Federal Bankshares Inc.	575,562	70,255	78.64	9.63	0.85	0.00	10.88	(0.03)	5.37	10.88	8.25	7.48	10.23
FFNM	First Fed of N Michigan Bncp	230,235	33,883	64.18	22.18	0.81	0.00	12.83	(0.06)	4.92	12.83	11.58	10.62	16.36
JFBI	Jefferson Bancshares Inc.	266,059	73,644	64.79	13.19	0.35	0.00	21.68	0.00	9.75	21.68	21.68	19.21	26.38
MFBC	MFB Corp.	464,098	40,991	67.14	23.81	0.93	0.00	8.12	(0.01)	5.14	8.12	7.50	7.72	12.31
PFED	Park Bancorp Inc.	187,126	31,195	63.44	20.51	1.77	0.00	14.29	(0.15)	4.93	14.29	14.29	12.88	19.79
RIVR	River Valley Bancorp	312,429	24,277	63.67	27.99	0.82	0.00	7.21	0.00	4.98	7.21	7.20	8.61	12.81
WAYN	Wayne Savings Bancshares	364,225	33,734	82.01	8.91	0.60	0.00	8.48	(0.27)	2.51	8.48	7.93	7.98	14.33
	Average	339,561	39,933	70.15	17.94	0.99	0.00	10.89	(0.05)	5.47	10.89	10.29	10.15	15.54
	Median	320,632	33,809	68.18	18.79	0.83	0.00	8.97	(0.02)	5.06	8.97	8.21	9.15	14.98
	High	575,562	73,644	82.01	27.99	1.77.	0.00	21.68	0.32	9.75	21.68	21.68	19.21	26.38
	Low	187,126	24,277	63.44	8.91	0.35	0.00	7.21	(0.31)	2.51	7.21	7.20	7.09	10.23
ALL THRIFTS (204)														
	Average	3,586,268	377,761	61.05	26.54	2.17	0.10	9.37	(0.11)	4.98	10.98	10.30	9.86	15.70
MIDWEST THRIFTS (78)														
	Average	1,060,654	102,052	66.27	22.97	1.36	0.00	8.78	(0.08)	5.01	10.32	9.86	9.10	12.58
TENNESSEE THRIFTS (5)														
	Average	178,392	28,494	75.00	8.82	0.50	0.00	13.77	0.14	7.52	14.07	13.99	12.44	14.20

EXHIBIT 45

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT															
FIRST FEDERAL SAVINGS BANK	**12,563**	**5,608**	**6,955**	**(741)**	**2,369**	**0**	**0**	**9,636**	**0**	**557**	**148**	**409**	**0**	**409**	**66**
COMPARABLE GROUP															
ASBI Ameriana Bancorp	23,710	14,559	9,151	330	3,904	0	0	13,980	0	(2,601)	(1,361)	(1,240)	0	(1,240)	(365)
FBEI First Bancorp of Indiana Inc.	19,295	12,039	7,256	400	2,008	0	0	8,016	270	578	60	518	0	518	694
FBTC First BancTrust Corp.	17,414	9,573	7,841	399	3,524	83	128	9,723	91	1,234	191	1,043	0	1,043	1,049
FFSX First Federal Bankshares Inc.	35,775	19,878	15,897	547	5,782	44	40	17,927	0	3,219	739	2,480	0	3,069	2,471
FFNM First Fed of N Michigan Bncp	17,131	8,924	8,207	848	4,343	498	12	11,359	0	342	24	318	0	318	319
JFBI Jefferson Bancshares Inc.	21,004	9,660	11,344	30	1,349	0	(39)	10,035	0	2,599	908	1,691	0	1,691	1,710
MFBC MFB Corp.	28,905	15,873	13,032	(2,489)	5,478	399	0	16,398	0	4,994	1,265	3,729	0	3,729	3,474
PFED Park Bancorp Inc.	12,092	6,503	5,589	249	585	0	0	6,163	0	(164)	(158)	(6)	0	(6)	(54)
RIVR River Valley Bancorp	19,696	11,847	7,849	192	2,728	0	0	7,337	0	2,968	838	2,130	0	2,130	2,130
WAYN Wayne Savings Bancshares	22,673	11,600	11,073	100	1,674	107	0	9,774	0	2,887	796	2,091	0	2,091	2,082
Average	21,770	12,046	9,724	61	3,138	113	14	11,071	36	1,606	330	1,275	0	1,334	1,351
Median	20,350	11,724	8,679	290	3,126	22	0	9,905	0	1,917	465	1,367	0	1,367	1,380
High	35,775	19,878	15,897	848	5,782	498	128	17,927	270	4,994	1,265	3,729	0	3,729	3,474
Low	12,092	6,503	5,589	(2,489)	585	0	(39)	6,163	0	(2,601)	(1,361)	(1,240)	0	(1,240)	(365)
ALL THRIFTS (204)															
Average	252,473	151,295	97,942	10,578	50,953	1,303	217	91,351	620	46,077	15,262	29,605	1,831	31,445	32,539
MIDWEST THRIFTS (78)															
Average	56,810	33,405	28,767	2,417	9,251	274	105	24,705	157	10,945	3,868	7,086	8	7,094	7,423
TENNESSEE THRIFTS (5)															
Average	12,666	6,231	6,438	60	1,236	16	(39)	5,498	0	2,160	681	1,478	0	1,478	1,451

INCOME AND EXPENSE COMPARISON AS A PERCENTAGE OF AVERAGE ASSETS

TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT															
FIRST FEDERAL SAVINGS BANK	**5.86**	**2.61**	**3.25**	**(0.35)**	**1.10**	**0.00**	**0.00**	**4.49**	**0.00**	**0.26**	**0.07**	**0.19**	**0.00**	**0.19**	**0.03**
COMPARABLE GROUP															
ASBI Ameriana Bancorp	5.38	3.30	2.08	0.07	0.92	0.00	0.00	3.17	0.00	(0.59)	(0.31)	(0.28)	0.00	(0.28)	(0.08)
FBEI First Bancorp of Indiana Inc.	5.58	3.48	2.10	0.12	0.55	0.00	0.00	2.32	0.08	0.17	0.02	0.15	0.00	0.15	0.20
FBTC First BancTrust Corp.	5.80	3.19	2.61	0.13	1.17	0.03	0.04	3.24	0.03	0.41	0.06	0.35	0.00	0.35	0.35
FFSX First Federal Bankshares Inc.	5.96	3.31	2.65	0.09	0.90	0.01	0.01	2.99	0.00	0.54	0.12	0.41	0.10	0.51	0.41
FFNM First Fed of N Michigan Bncp	6.15	3.21	2.95	0.30	1.64	0.18	0.00	4.08	0.00	0.12	0.01	0.11	0.00	0.11	0.11
JFBI Jefferson Bancshares Inc.	6.32	2.91	3.42	0.01	0.40	0.00	(0.01)	3.02	0.00	0.78	0.27	0.51	0.00	0.51	0.51
MFBC MFB Corp.	5.77	3.17	2.60	(0.50)	1.08	0.08	0.00	3.27	0.00	1.00	0.25	0.74	0.00	0.74	0.69
PFED Park Bancorp Inc.	5.39	2.90	2.49	0.11	0.27	0.00	0.00	2.75	0.00	(0.07)	(0.07)	(0.00)	0.00	(0.00)	(0.02)
RIVR River Valley Bancorp	5.84	3.52	2.33	0.06	0.81	0.00	0.00	2.28	0.00	0.88	0.25	0.63	0.00	0.63	0.63
WAYN Wayne Savings Bancshares	5.64	2.89	2.75	0.02	0.42	0.03	0.00	2.43	0.00	0.72	0.20	0.52	0.00	0.52	0.52
Average	5.78	3.19	2.60	0.04	0.82	0.03	0.00	2.95	0.01	0.40	0.08	0.31	0.01	0.32	0.33
Median	5.78	3.20	2.61	0.08	0.85	0.00	0.00	3.00	0.00	0.47	0.09	0.38	0.00	0.43	0.38
High	6.32	3.52	3.42	0.30	1.64	0.18	0.04	4.08	0.08	1.00	0.27	0.74	0.10	0.74	0.69
Low	5.38	2.89	2.08	(0.50)	0.27	0.00	(0.01)	2.28	0.00	(0.59)	(0.31)	(0.28)	0.00	(0.28)	(0.08)
ALL THRIFTS (204)															
Average	6.05	3.22	2.83	0.25	1.21	0.03	0.00	2.17	0.02	1.10	0.36	0.72	0.04	0.76	0.72
MIDWEST THRIFTS (78)															
Average	6.07	3.25	2.82	0.21	0.81	0.02	0.00	2.16	0.01	0.96	0.34	0.62	0.00	0.62	0.61
TENNESSEE THRIFTS (5)															
Average	6.34	3.01	3.33	0.03	0.62	0.01	(0.00)	2.75	0.00	1.08	0.34	0.74	0.00	0.74	0.72

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 47

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
	FIRST FEDERAL SAVINGS BANK	**6.23**	**3.14**	**3.09**	**3.45**	**0.19**	**0.03**	**1.29**	**0.21**
COMPARABLE GROUP									
ASBI	Ameriana Bancorp	5.75	3.46	2.30	2.48	-0.28	-0.08	-3.64	-1.07
FBEI	First Bancorp of Indiana Inc.	6.19	3.96	2.23	2.32	0.15	0.20	1.59	2.12
FBTC	First BancTrust Corp.	6.66	3.50	3.16	2.81	0.35	0.35	3.96	3.98
FFSX	First Federal Bankshares Inc.	6.34	3.53	2.81	2.86	0.51	0.41	4.38	3.53
FFNM	First Fed of N Michigan Bncp	6.60	3.79	2.82	3.16	0.11	0.11	0.91	0.91
JFBI	Jefferson Bancshares Inc.	6.98	3.89	3.09	3.68	0.51	0.51	2.27	2.30
MFBC	MFB Corp.	6.25	3.54	2.71	2.77	0.74	0.69	9.34	8.70
PFED	Park Bancorp Inc.	5.86	3.39	2.46	2.73	0.00	-0.02	-0.02	-0.18
RIVR	River Valley Bancorp	6.34	3.96	2.38	2.49	0.63	0.61	8.84	8.67
WAYN	Wayne Savings Bancshares	5.84	3.16	2.68	2.87	0.52	0.52	5.95	5.93
	Average	6.28	3.62	2.66	2.82	0.32	0.33	3.36	3.49
	Median	6.29	3.53	2.69	2.79	0.43	0.38	3.12	2.92
	High	6.98	3.96	3.16	3.68	0.74	0.69	9.34	8.70
	Low	5.75	3.16	2.23	2.32	(0.28)	(0.08)	(3.64)	(1.07)
ALL THRIFTS (204)									
	Average	6.44	3.72	2.72	3.01	0.76	0.72	8.63	8.07
MIDWEST THRIFTS (78)									
	Average	6.49	3.75	2.74	3.02	0.62	0.61	6.99	6.84
TENNESSEE THRIFTS (5)									
	Average	6.75	3.71	3.04	3.36	0.82	0.81	6.97	6.84

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 48

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

	DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD				
	12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT									
FIRST FEDERAL SAVINGS BANK	**0.00**	**0.00**	**0.00**	**0.00**	**1.89**	**113.75**	**0.22**	**NM**	**NM**
COMPARABLE GROUP									
ASBI Ameriana Bancorp	0	0.28	1.74	NM	1.00	65.07	0.24	55.65	NM
FBEI First Bancorp of Indiana Inc.	0	0.60	3.93	200.00	0.43	60.87	0.32	NM	10.38
FBTC First BancTrust Corp.	0	0.24	2.29	53.33	1.01	100.82	0.47	43.80	15.48
FFSX First Federal Bankshares Inc.	0	0.42	2.23	45.65	0.42	18.92	0.65	18.76	22.96
FFNM First Fed of N Michigan Bncp	0	0.20	2.53	181.82	1.06	46.67	0.08	501.78	7.02
JFBI Jefferson Bancshares Inc.	0	0.24	2.22	85.71	0.71	371.67	0.09	12.15	34.94
MFBC MFB Corp.	0	0.66	1.99	24.26	1.24	87.59	0.17	NM	25.33
PFED Park Bancorp Inc.	0	0.72	2.25	NM	0.40	13.84	0.74	22.39	NM
RIVR River Valley Bancorp	0	0.80	4.27	61.63	0.78	67.29	0.28	27.83	28.23
WAYN Wayne Savings Bancshares	0	0.48	3.82	71.64	0.64	160.32	0.00	NM	27.57
Average	0	0.46	2.73	90.51	0.77	99.31	0.30	97.48	21.49
Median	0	0.45	2.27	66.64	0.75	66.18	0.26	27.83	24.15
High	0	0.80	4.27	200.00	1.24	371.67	0.74	501.78	34.94
Low	0	0.20	1.74	24.26	0.40	13.84	0.00	12.15	7.02
ALL THRIFTS (204) Average	0.95	0.42	2.42	60.02	0.90	177.22	0.14	159.13	28.82
MIDWEST THRIFTS (78) Average	1.03	0.47	2.69	77.44	0.93	92.22	0.24	157.86	28.61
TENNESSEE THRIFTS (5) Average	0.00	0.38	1.58	46.04	0.93	372.35	0.07	137.63	30.80

EXHIBIT 49

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - FULL CONVERSION

First Federal Savings Bank/First Advantage Bancorp
Stock Prices as of August 15, 2007

Pricing ratios:	Symbol	Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	49.87	25.53	20.49	21.27	16.69
price to core earnings	P/CE	77.48	30.24	24.33	27.58	18.67
Price to book value	P/B	65.68%	99.66%	97.01%	112.54%	104.75%
Price to tangible book value	P/TB	65.48%	106.80%	109.41%	126.78%	115.78%
Price to assets	P/A	18.42%	11.08%	8.85%	11.88%	10.47%

Pre conversion earnings	(Y)	$ 409,000	For the twelve months ended June 30, 2007
Pre conversion core earnings	(CY)	$ 66,000	For the twelve months ended June 30, 2007
Pre conversion book value	(B)	$ 32,236,000	At June 30, 2007
Pre conversion tang. book value	(TB)	$ 32,459,000	At June 30, 2007
Pre conversion assets	(A)	$ 219,728,000	At June 30, 2007

Conversion expense	(X)	2.90%	Option % granted	(OP)	10.00%
ESOP stock purchase	(E)	8.00%	Est. option value	(OV)	38.20%
ESOP cost of borrowings, net	(S)	0.00%	Option maturity	(OM)	5
ESOP term (yrs.)	(T)	20	Option % taxable	(OT)	25.00%
RRP amount	(M)	4.00%	Price per share	(P)	$ 10.00
RRP term (yrs.)	(N)	5			
Tax rate	(TAX)	39.00%			
Investment rate of return, net	(RR)	3.03%			
Investment rate of return, pretax		4.96%			
Percent sold	(PCT)	100.00%			

Formulae to indicate value after conversion:

1. P/E method: Value = $\frac{P/E*Y}{1-P/E*((PCT-X-E-M)*RR-(1-TAX)*E/T-(1-TAX)*M/N-(1-(TAX*OT))*(OP*OV/OM))}$ = $ 48,000,000

2. P/B method: Value = $\frac{P/B*B}{1-P/B*(PCT-X-E-M)}$ = $ 48,000,000

3. P/A method: Value = $\frac{P/A*A}{1-PA*(PCT-X-E-M)}$ = $ 48,000,000

VALUATION CORRELATION AND CONCLUSIONS:

	Price Per Share	Shares Issued to Public	Gross Proceeds of Public Offering	Total Number of Shares Issued	TOTAL VALUE
Midpoint	**$10.00**	**4,800,000**	**$48,000,000**	**4,800,000**	**$48,000,000**
Minimum	$10.00	4,080,000	$40,800,000	4,080,000	$40,800,000
Maximum	$10.00	5,520,000	$55,200,000	5,520,000	$55,200,000
Maximum, as adjusted	$10.00	6,348,000	$63,480,000	6,348,000	$63,480,000

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 50

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS

Stock Prices as of August 15, 2007

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
FIRST FEDERAL SAVINGS BANK															
Appraised value - midpoint	**48.00**	**10.00**	**0.28**	**15.23**	**49.87**	**65.68**	**18.42**	**65.48**	**77.48**	**0.00**	**0.00**	**0.00**	**28.05**	**0.39**	**1.38**
Minimum	40.80	10.00	0.30	16.38	46.62	61.07	16.04	60.86	76.67	0.00	0.00	0.00	26.27	0.34	1.29
Maximum	55.20	10.00	0.27	14.38	52.58	69.56	20.69	69.37	78.09	0.00	0.00	0.00	29.74	0.43	1.45
Maximum, as adjusted	63.48	10.00	0.26	13.64	55.19	73.34	23.16	73.15	78.63	0.00	0.00	0.00	31.59	0.48	1.53
ALL THRIFTS (206)															
Average	429.25	195.20	0.85	123.29	21.27	112.54	11.88	126.78	27.58	0.42	2.44	60.37	9.47	0.72	8.07
Median	51.12	15.03	0.75	14.69	16.69	104.75	10.47	115.78	18.67	0.36	2.53	47.53	9.53	0.56	5.41
TENNESSEE THRIFTS (5)															
Average	27.90	23.44	0.85	21.53	23.08	110.29	16.84	111.79	23.20	0.38	1.58	46.04	14.07	0.81	6.84
Median	18.99	24.05	0.83	21.16	21.97	107.70	15.87	107.70	22.44	0.24	2.05	41.86	10.21	0.76	5.39
COMPARABLE GROUP (10)															
Average	38.92	16.91	0.63	16.68	25.53	99.66	11.08	106.80	30.24	0.46	2.73	90.51	10.89	0.33	3.53
Median	35.14	13.92	0.38	13.33	20.49	97.01	8.85	109.41	24.33	0.45	2.27	66.64	8.97	0.38	2.92
COMPARABLE GROUP															
ASBI Ameriana Bancorp	27.56	9.22	-0.40	10.56	NM	87.31	6.51	89.71	NM	0.28	1.74	NM	7.46	-0.08	-1.07
FBEI First Bancorp of Indiana Inc.	28.07	15.25	0.30	18.50	50.83	82.42	7.74	87.18	37.94	0.60	3.93	200.00	9.39	0.20	2.12
FBTC First BancTrust Corp.	23.39	10.50	0.45	11.55	23.33	90.91	7.77	95.58	23.20	0.24	2.29	53.33	8.55	0.35	3.98
FFSX First Federal Bankshares Inc.	63.90	18.85	0.92	20.72	20.49	90.97	9.90	123.49	25.45	0.42	2.23	45.65	10.88	0.41	3.53
FFNM First Fed of N Michigan Bncp	22.78	7.90	0.11	11.75	NM	67.22	8.62	75.56	71.59	0.20	2.53	181.82	12.83	0.11	0.91
JFBI Jefferson Bancshares Inc.	69.52	10.79	0.28	11.08	38.54	103.04	24.83	103.04	38.11	0.24	2.22	85.71	21.68	0.51	2.30
MFBC MFB Corp.	43.55	33.21	2.72	31.26	12.21	106.24	8.62	115.78	13.11	0.66	1.99	24.26	8.12	0.69	8.70
PFED Park Bancorp Inc.	39.75	32.04	-0.03	25.93	NM	123.56	17.66	123.56	NM	0.72	2.25	NM	14.29	-0.02	-0.18
RIVR River Valley Bancorp	30.52	18.75	1.29	14.91	14.53	125.75	9.07	125.92	13.64	0.80	4.27	61.63	7.21	0.64	9.03
WAYN Wayne Savings Bancshares	40.18	12.58	0.67	10.56	18.78	119.13	10.10	128.15	18.86	0.48	3.82	71.64	8.48	0.52	5.93

EXHIBIT 51

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
First Federal Savings Bank/First Advantage Bancorp
At the MINIMUM of the Range

1. Gross Offering Proceeds

Minimum offering proceeds [1]	$	40,800,000
Less: Estimated conversion expenses		1,328,000
Net conversion proceeds	$	39,472,000

2. Generation of Additional Income

Net conversion proceeds	$	39,472,000
Less: Proceeds not invested [2]		3,264,008
Total conversion proceeds invested	$	36,207,992
Investment rate		3.03%
Earnings increase - return on proceeds invested	$	1,095,509
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		99,552
Less: RRP expense, net of taxes		199,104
Net earnings increase	$	796,852

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/07	$	409,000	66,000
Net earnings increase		796,852	796,852
After conversion	$	1,205,852	862,852

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 06/30/07	$	32,236,000	32,459,000
Net cash conversion proceeds		34,575,988	34,575,988
After conversion	$	66,811,988	67,034,988

5. Comparative Net Assets

Before conversion - 06/30/07	$	219,728,000
Conversion proceeds		34,575,988
After conversion	$	254,303,988

(1) Represents gross proceeds of public offering.

(2) Represents ESOP.

(3) ESOP and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
First Federal Savings Bank/First Advantage Bancorp
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint offering proceeds (1)	$	48,000,000
Less: Estimated conversion expenses		1,394,000
Net conversion proceeds	$	46,606,000

2. Generation of Additional Income

Net conversion proceeds	$	46,606,000
Less: Proceeds not invested (2)		3,840,008
Total conversion proceeds invested	$	42,765,992
Investment rate		3.03%
Earnings increase - return on proceeds invested	$	1,293,928
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		117,120
Less: RRP expense, net of taxes		234,240
Net earnings increase	$	942,567

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/07	$	409,000	66,000
Net earnings increase		942,567	942,567
After conversion	$	1,351,567	1,008,567

4. Comparative Net Worth (3)

		Total	Tangible
Before conversion - 06/30/07	$	32,236,000	32,459,000
Conversion proceeds		40,845,988	40,845,988
After conversion	$	73,081,988	73,304,988

5. Comparative Net Assets

Before conversion - 06/30/07	$	219,728,000
Conversion proceeds		40,845,988
After conversion	$	260,573,988

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
First Federal Savings Bank/First Advantage Bancorp
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum offering proceeds [1]	$	55,200,000
Less: Estimated conversion expenses		1,460,000
Net conversion proceeds	$	53,740,000

2. Generation of Additional Income

Net conversion proceeds	$	53,740,000
Less: Proceeds not invested [2]		4,416,008
Total conversion proceeds invested	$	49,323,992
Investment rate		3.03%
Earnings increase - return on proceeds invested	$	1,492,347
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		134,688
Less: RRP expense, net of taxes		269,376
Net earnings increase	$	1,088,282

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/07	$	409,000	66,000
Net earnings increase		1,088,282	1,088,282
After conversion	$	1,497,282	1,154,282

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 06/30/07	$	32,236,000	32,459,000
Conversion proceeds		47,115,988	47,115,988
After conversion	$	79,351,988	79,574,988

5. Comparative Net Assets

Before conversion - 06/30/07	$	219,728,000
Conversion proceeds		47,115,988
After conversion	$	266,843,988

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
First Federal Savings Bank/First Advantage Bancorp
At the Maximum, as adjusted, of the Range

1. Gross Conversion Proceeds

Super-maximum offering proceeds (1)	$	63,480,000
Less: Estimated conversion expenses		1,537,000
Net conversion proceeds	$	61,943,000

2. Generation of Additional Income

Net conversion proceeds	$	61,943,000
Less: Proceeds not invested (2)		5,078,400
Total conversion proceeds invested	$	56,864,600
Investment rate		3.03%
Earnings increase - return on proceeds invested	$	1,720,495
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		154,891
Less: RRP expense, net of taxes		309,782
Net earnings increase	$	1,255,822

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/07	$	409,000	66,000
Net earnings increase		1,255,822	1,255,822
After conversion	$	1,664,822	1,321,822

4. Comparative Net Worth (3)

		Total	Tangible
Before conversion - 06/30/07	$	32,236,000	32,459,000
Conversion proceeds		54,325,400	54,325,400
After conversion	$	86,561,400	86,784,400

5. Comparative Net Assets

Before conversion - 06/30/07	$	219,728,000
Conversion proceeds		54,325,400
After conversion	$	274,053,400

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 55

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	First Federal		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	49.87 x		95.34%	143.38%
Price/book value	65.68 %	*	(34.09)%	(32.29)%
Price/assets	18.42 %		66.22%	108.26%
Price/tangible book value	65.48 %		(38.69)%	(40.15)%
Price/core earnings	77.48 x		203.49%	278.14%
Minimum of range:				
Price/earnings	46.62 x		82.61%	127.53%
Price/book value	61.07 %	*	(38.72)%	(37.05)%
Price/assets	16.04 %		44.77%	81.39%
Price/tangible book value	60.86 %		(43.01)%	(44.37)%
Price/core earnings	76.67 x		200.31%	274.18%
Maximum of range:				
Price/earnings	52.58 x		105.95%	156.60%
Price/book value	69.56 %	*	(30.20)%	(28.29)%
Price/assets	20.69 %		86.67%	133.87%
Price/tangible book value	69.37 %		(35.05)%	(36.60)%
Price/core earnings	78.09 x		205.88%	281.12%
Super maximum of range:				
Price/earnings	55.19 x		116.16%	169.33%
Price/book value	73.34 %	*	(26.41)%	(24.40)%
Price/assets	23.16 %		109.02%	161.88%
Price/tangible book value	73.15 %		(31.51)%	(33.14)%
Price/core earnings	78.63 x		208.00%	283.76%

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, Keller & Company has provided a wide range of consulting services to over 200 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in twenty-four states and Washington D.C., extending from Oregon to Massachusetts. Keller & Company, Inc. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. Keller & Company, Inc. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

Keller & Company, Inc. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. Keller & Company, Inc. is on-line for financial data and ratios for every bank and thrift in the U.S. Our data base is SNL Financial. Keller & Company is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of Keller & Company to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading bank consulting firms in the nation.

EXHIBIT A

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

EXHIBIT A

Consultants in the Firm (cont.)

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser



Date

John A. Shaffer

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, John A. Shaffer, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, First Federal Savings Bank., in the amount of $38,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.



JOHN A SHAFFER

Sworn to before me and subscribed in my presence this 28th day of August 2007.



NOTARY PUBLIC


NOTARIAL SEAL
STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
11/4/2007

Report of Independent Registered Public Accounting Firm

Audit Committee and Board of Directors
First Federal Savings Bank
Clarksville, Tennessee

We have audited the accompanying consolidated balance sheets of First Federal Savings Bank (Bank) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

In 2006, the Bank changed its method of accounting for various items more specifically discussed in Note 19 by retroactively restating prior years' financial statements.

BKD, LLP

Louisville, Kentucky
June 14, 2007

First Federal Savings Bank

Consolidated Balance Sheets

Six-month Period Ended June 30, 2007 (Unaudited) and Years Ended December 31, 2006 and 2005

(Dollars in Thousands)

Assets

	June 30, 2007 (Unaudited)	December 31, 2006	December 31, 2005 (Restated)
Cash and due from banks	$ 4,088	$ 1,754	$ 2,415
Interest-bearing demand deposits	900	5,631	8,746
Federal funds sold	3,876	9,364	9,000
Cash and cash equivalents	8,864	16,749	20,161
Available-for-sale securities	93,550	83,519	67,866
Loans held for sale	3,417	1,400	777
Loans, net of allowance for loan losses of $2,008, $2,025 and $3,157 at June 30, 2007, December 31, 2006 and 2005, respectively	100,489	98,370	120,063
Premises and equipment	6,557	6,305	5,412
Mortgage servicing rights	30	51	133
Foreclosed assets held for sale	—	946	519
Other assets held for sale	581	581	200
Federal Home Loan Bank stock	2,872	2,872	2,711
Accrued interest receivable			
Loans	501	531	423
Investments	941	825	519
Deferred income taxes	913	588	1,244
Other assets	1,013	682	697
Total assets	$ 219,728	$ 213,419	$ 220,725

See Notes to Consolidated Financial Statements

First Federal Savings Bank

Consolidated Balance Sheets (Continued)

Six-month Period Ended June 30, 2007 (Unaudited) and Years Ended December 31, 2006 and 2005

(Dollars in Thousands)

Liabilities and Equity

Deposits			
Demand	$ 11,502	$ 9,620	$ 14,362
Savings, checking and money market	78,286	69,494	69,804
Time certificates	94,286	97,495	86,974
Total deposits	184,074	176,609	171,140
Federal Home Loan Bank advances	—	—	12,159
Interest payable and other liabilities	3,418	3,921	4,891
Total liabilities	187,492	180,530	188,190
Commitments and Contingencies	—	—	—
Equity			
Retained earnings	32,459	32,485	31,860
Accumulated other comprehensive income	(223)	404	675
Total equity	32,236	32,889	32,535
Total liabilities and equity	$ 219,728	$ 213,419	$ 220,725

First Federal Savings Bank

Consolidated Statements of Income

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

	June 30,		December 31,		
	2007 (Unaudited)	2006 (Unaudited)	2006	2005 (Restated)	2004 (Restated)
Interest and Dividend Income					
Loans	$ 3,672	$ 4,087	$ 7,839	$ 8,689	$ 9,657
Investment securities	2,474	1,812	3,876	3,281	2,351
Other	257	347	691	749	636
Total interest and dividend income	6,403	6,246	12,406	12,719	12,644
Interest Expense					
Deposits	2,928	2,085	4,759	3,382	3,654
Federal Home Loan Bank advances	6	394	394	597	624
Total interest expense	2,934	2,479	5,153	3,979	4,278
Net Interest Income	3,469	3,767	7,253	8,740	8,366
Provision (Credit) for Loan Losses	32	37	(736)	91	89
Net Interest Income After Provision for Loan Losses	3,437	3,730	7,989	8,649	8,277
Noninterest Income					
Customer service and other fees	554	539	1,081	1,344	1,211
Loan servicing and other fees	142	87	164	338	350
Net gains on loan sales	455	259	673	611	540
Net gain (loss) on sales of other real estate owned	7	61	55	(83)	76
Net realized gain (loss) on sales of available-for-sale securities	(329)	—	(1)	9,604	—
Net realized gain on sale of restricted investment	—	—	—	1,148	—
Commissions on insurance and brokerage	200	200	392	76	10
Net gain (loss) on premises and equipment	17	(6)	24	(1,056)	—
Other	39	112	148	24	81
Total noninterest income	1,085	1,252	2,536	12,006	2,268

See Notes to Consolidated Financial Statements

First Federal Savings Bank

Consolidated Statements of Income (Continued)

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

	June 30,		December 31,		
	2007 (Unaudited)	2006 (Unaudited)	2006	2005 (Restated)	2004 (Restated)
Noninterest Expense					
Salaries and employee benefits	$ 2,562	$ 2,527	$ 4,622	$ 6,043	$ 4,408
Net occupancy expense	327	290	570	465	438
Equipment expense	275	158	362	355	375
Data processing fees	348	425	1,135	2,039	1,072
Professional fees	258	232	791	843	445
Marketing expense	115	190	384	170	396
Office expense	136	176	325	328	382
Losses on foreclosed assets, net	15	—	—	352	212
Insurance expense	44	61	150	124	117
Mortgage loan outsourced servicing	115	87	150	—	—
Other	436	502	1,036	970	1,173
Total noninterest expense	4,631	4,648	9,525	11,689	9,018
Income (Loss) Before Income Taxes	(109)	334	1,000	8,966	1,527
Provision (Credit) for Income Taxes	(83)	144	375	3,426	539
Net Income (Loss)	$ (26)	$ 190	$ 625	$ 5,540	$ 988

First Federal Savings Bank

Consolidated Statements of Changes in Equity

Six-month Period Ended June 30, 2007 (Unaudited) and

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2004, As Previously Reported	$ 25,812	$ 7,433	$ 33,245
Adjustments applicable to prior years	(480)	(104)	(584)
Balance, January 1, 2004, As Adjusted	25,332	7,329	32,661
Net income (restated)	988	—	988
Change in unrealized appreciation on available-for-sale securities, net of taxes (restated)	—	616	616
Balance, December 31, 2004, As Adjusted	26,320	7,945	34,265
Net income (restated)	5,540	—	5,540
Change in unrealized appreciation on available-for-sale securities, net of taxes (restated)	—	(7,270)	(7,270)
Balance, December 31, 2005, As Adjusted	31,860	675	32,535
Net income	625	—	625
Change in unrealized appreciation on available-for-sale securities, net of taxes	—	(271)	(271)
Balance, December 31, 2006	32,485	404	32,889
Net loss (unaudited)	(26)	—	(26)
Change in unrealized appreciation on available-for-sale securities, net of taxes (unaudited)	—	(627)	(627)
Balance, June 30, 2007 (Unaudited)	$ 32,459	$ (223)	$ 32,236

See Notes to Consolidated Financial Statements

First Federal Savings Bank

Consolidated Statements of Cash Flows

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

	June 30,		December 31,		
	2007 (Unaudited)	2006 (Unaudited)	2006	2005 (Restated)	2004 (Restated)
Operating Activities					
Net income (loss)	$ (26)	$ 190	$ 625	$ 5,540	$ 988
Items not requiring (providing) cash					
Depreciation and amortization	194	191	355	277	304
Provision for loan losses	32	37	(736)	91	89
Provision for foreclosed assets	—	—	—	290	—
Amortization of premiums and discounts on securities	(39)	13	14	10	(8)
Amortization of loan-servicing rights	21	41	82	89	111
Deferred income taxes	101	303	841	229	74
Net realized (gain) loss on available-for-sale securities	329	—	1	(9,604)	—
Net realized gain on sale of restricted investment	—	—	—	(1,148)	—
Net realized (gain) loss on sale of other real estate owned	(7)	(61)	(55)	83	(76)
Federal Home Loan Bank stock dividends	—	(78)	(161)	(131)	(104)
(Gain) loss on sale of premises and equipment	(17)	6	(24)	1,056	—
Originations of loans held for sale	(19,429)	(11,580)	(27,028)	(28,532)	(26,648)
Proceeds from loans sold	17,412	11,110	26,405	28,592	26,976
Changes in					
Other assets	(415)	(66)	(469)	(235)	147
Interest payable and other liabilities	(503)	(1,102)	(970)	(205)	1,005
Net cash provided by (used in) operating activities	(2,347)	(996)	(1,120)	(3,598)	2,858
Investing Activities					
Purchases of available-for-sale securities	(39,934)	(10,518)	(30,060)	(48,296)	—
Proceeds from maturities of and repayments of available-for-sale securities	6,492	5,897	13,436	5,402	9,673
Proceeds from sales of available-for-sale securities	22,066	—	500	19,873	—
Proceeds from sales of other stock	—	—	10	1,438	—

See Notes to Consolidated Financial Statements

First Federal Savings Bank

Consolidated Statements of Cash Flows (Continued)

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

	June 30,		December 31,		
	2007 (Unaudited)	2006 (Unaudited)	2006	2005 (Restated)	2004 (Restated)
Investing Activities (Continued)					
Net change in loans	$ (2,188)	$ 15,454	$ 21,333	$ 16,118	$ (2,510)
Purchase of premises and equipment	(493)	(1,494)	(1,807)	(855)	(380)
Proceeds from sales of premises and equipment	64	12	204	135	—
Proceeds from the sale of foreclosed assets	990	580	782	1,977	1,502
Net cash provided by (used in) investing activities	(13,003)	9,931	4,398	(4,208)	8,285
Financing Activities					
Net increase (decrease) in demand deposits, money market, checking and savings accounts	10,674	(6,297)	(5,053)	(317)	3,907
Net increase (decrease) in certificates of deposit	(3,209)	5,424	10,522	(11,431)	(9,570)
Proceeds from Federal Home Loan Bank advances	4,000	16,000	16,000	10,000	—
Repayment of Federal Home Loan Bank advances	(4,000)	(28,159)	(28,159)	(10,045)	(44)
Net cash provided by (used in) financing activities	7,465	(13,032)	(6,690)	(11,793)	(5,707)
Increase (Decrease) in Cash and Cash Equivalents	(7,885)	(4,097)	(3,412)	(19,599)	5,436
Cash and Cash Equivalents, Beginning of Year	16,749	20,161	20,161	39,760	34,324
Cash and Cash Equivalents, End of Year	$ 8,864	$ 16,064	$ 16,749	$ 20,161	$ 39,760
Supplemental Cash Flow Information					
Interest paid	$ 3,031	$ 2,396	$ 4,722	$ 3,952	$ 4,262
Income taxes paid (net of refunds)	$ 0	$ 0	$ (9)	$ 2,051	$ 149
Real estate acquired in settlement of loans	$ 37	$ 125	$ 1,096	$ 774	$ 1,180

First Federal Savings Bank

Notes to Consolidated Financial Statements

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

Note 1: Plan of Conversion and Change in Corporate Form

On January 31, 2007, the board of directors of First Federal Savings Bank (Bank) adopted a plan of conversion (Plan). The Plan is subject to the approval of the Office of Thrift Supervision (OTS) and must be approved by the affirmative vote of at least a majority of the total votes eligible to be cast by the voting members of the Bank at a special meeting. The Plan sets forth that the Bank proposes to convert into a stock savings bank structure with the establishment of a stock holding company, First Advantage Bancorp, as parent of the Bank. The Bank will convert to the stock form of ownership, followed by the issuance of all of the Bank's outstanding stock to First Advantage Bancorp. Pursuant to the Plan, First Advantage Bancorp will determine the total offering value and number of shares of common stock based upon an independent appraiser's valuation. The stock will be priced at $10.00 per share. In addition, the Bank's board of directors has adopted an employee stock ownership plan (ESOP) which will subscribe to 8% of the common stock issued in connection with the offering. First Advantage Bancorp is being organized as a corporation incorporated under the laws of Tennessee and will own all of the outstanding common stock of the Bank upon completion of the conversion.

The costs of issuing the common stock will be deferred and deducted from the sale proceeds of the offering. If the conversion is unsuccessful, all deferred costs will be charged to operations. At June 30, 2007, and December 31, 2006, the Bank had incurred $299 (unaudited) and $10 deferred conversion costs. The transaction is subject to approval by regulatory authorities and members of the Bank. At the completion of the conversion to stock form, the Bank will establish a liquidation account in the amount of retained earnings contained in the final prospectus. The liquidation account will be maintained for the benefit of eligible savings account holders who maintain deposit accounts in the Bank after conversion.

The conversion will be accounted for as a change in corporate form with the historic basis of the Bank's assets, liabilities and equity unchanged as a result.

Note 2: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Bank is a savings bank primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Clarksville, Tennessee and surrounding areas. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation

In the opinion of management, the unaudited consolidated financial statements include all adjustments, which consist of normal recurring accruals, necessary to present fairly the consolidated financial position as of June 30, 2007, and the results of operations and cash flows for the six-month periods ended June 30, 2007 and 2006.

Principles of Consolidation

The consolidated financial statements include the accounts of the Bank and its wholly owned subsidiary First Financial Mortgage Corporation (collectively referred to as the Bank). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Cash Equivalents

The Bank considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

Available-for-sale securities, which include any security for which the Bank has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

The Bank does not hold any held-to-maturity securities, which would include any security for which the Bank has the positive intent and ability to hold until maturity.

Amortization of premiums and accretion of discounts are recorded as interest income from securities utilizing the level yield method to calculate the monthly amortization and accretions which approximate the interest method. Realized gains and losses are recorded as net securities gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoffs, are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs ~~over the loan term~~over the contractual life of the loan using the interest method. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and represents management's best estimate of probable losses inherent in the loan portfolio. The allowance is based upon management's periodic review of the uncollectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(Dollars in Thousands)

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Federal Home Loan Bank Stock

Federal Home Loan Bank (FHLB) stock is a required investment for institutions that are members of the FHLB system. The required investment in the common stock is based on a predetermined formula. The Bank reports its investment in the FHLB stock at cost.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. The amounts included in the financial statements ~~for the six-month period ended~~ as of June 30, 2007, and ~~and the years ended~~ December 31, 2006 and 2005, were $– (unaudited), $946 and $519, respectively.

Revenue and expenses from operations and any additional write-down(s) of asset values are included in net income or expense. The amounts included in the financial statements for the six-month periods ended June 30, 2007 and 2006, and years ended December 31, 2006, 2005 and 2004, were $15 (unaudited), $– (unaudited), $–, $352 and $212, respectively.

(Dollars In Thousands)

Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Total mortgage servicing rights were $30 (unaudited), $51 and $133 at June 30, 2007, and December 31, 2006 and 2005, respectively. Amortization of the mortgage servicing rights against mortgage loan servicing fees received were $21 (unaudited), $41 (unaudited), $82, $89 and $111 for the six-month periods ended June 30, 2007 and 2006, and the years ended December 31, 2006, 2005 and 2004, respectively.

Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value. No impairment was recognized during the six-month periods ended June 30, 2007 and 2006, and for the years ended December 31, 2006, 2005 and 2004.

Effective January 1, 2007, the Company adopted Statement of Financial Accounting Standard (SFAS) 156. Management elected to continue to amortize their existing mortgage servicing rights upon adoption of SFAS 156.

Advertising and Marketing Expenses

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense totaled $115 (unaudited), $190 (unaudited), $384, $170 and $396 for the six-month periods ended June 30, 2007 and 2006, and the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Bank files consolidated income tax returns with its subsidiary.

(Dollars in Thousands)

Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109* (FIN 48). The interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. The first step is a recognition process to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is a measurement process whereby a tax position that meets the more likely than not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006, and the cumulative effect of applying the provisions of this statement will be recognized as an adjustment to the beginning balance of retained earnings. The Bank is currently evaluating the potential impact this statement may have on the Bank's financial position and results of operations, but does not believe the impact of the adoption will be material.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which provides guidance on how to measure assets and liabilities that use fair value. SFAS 157 will apply whenever another US GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. This statement also will require additional disclosures in both annual and quarterly reports. SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and will be adopted by the Bank beginning in the first quarter of 2008. The Bank is currently evaluating the potential impact this statement may have on the Bank's financial position and results of operations, but does not believe the impact of the adoption will be material.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities using different measurement techniques. SFAS 159 requires additional disclosures related to the fair value measurements included in the entity's financial statements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Bank will adopt SFAS 159 in the first quarter of 2008. The Bank is currently evaluating the potential impact this statement may have on its financial position and results of operations, but does not believe the impact of the adoption will be material.

(Dollars in Thousands)

Reclassifications

Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to the June 30, 2007, and December 31, 2006, financial statement presentation. These reclassifications had no effect on net income.

Note 3: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposits for certain correspondent relationships. The reserve required at June 30, 2007, and December 31, 2006 and 2005, was $879 (unaudited), $1,090 and $2,008, respectively.

Note 4: Securities

The Bank's securities are all classified as available for sale. The amortized cost and approximate fair values of securities as of June 30, 2007, and December 31, 2006 and 2005, are summarized below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
June 30, 2007 (Unaudited)				
U.S. Treasury	$ 4,842	$ 971	$ —	$ 5,813
U.S. Government agencies	42,044	28	(539)	41,533
Mortgage-backed securities	36,344	102	(724)	35,722
State and political subdivisions	7,693	—	(221)	7,472
Other securities	3,002	9	(1)	3,010
Total	$ 93,925	$ 1,110	$ (1,485)	$ 93,550

(Dollars in Thousands)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2006				
U.S. Treasury	$ 4,856	$ 1,139	$ —	$ 5,995
U.S. Government agencies	45,893	44	(415)	45,522
Mortgage-backed securities	21,826	189	(230)	21,785
State and political subdivisions	7,759	12	(63)	7,708
Other securities	2,507	2	—	2,509
Total	$ 82,841	$ 1,386	$ (708)	$ 83,519
December 31, 2005, (Restated)				
U.S. Treasury	$ 4,881	$ 1,301	$ —	$ 6,182
U.S. Government agencies	35,132	—	(350)	34,782
Mortgage-backed securities	26,218	379	(195)	26,402
Other securities	500	—	—	500
Total	$ 66,731	$ 1,680	$ (545)	$ 67,866

The mortgage-backed securities are backed by the Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA) and Government National Mortgage Association (GNMA). None of the mortgage-backed securities are privately issued.

The amortized cost and fair value of securities at June 30, 2007, and December 31, 2006, by contractual maturity, are shown below.

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in Thousands)

	June 30, 2007 (Unaudited)		December 31, 2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$ —	$ —	$ 2,650	$ 2,630
One to five years	11,125	11,062	24,785	24,552
Five to 10 years	18,305	19,218	18,191	19,309
After 10 years	28,151	27,548	15,389	15,243
	57,581	57,828	61,015	61,734
Mortgage-backed securities	36,344	35,722	21,826	21,785
Totals	$ 93,925	$ 93,550	$ 82,841	$ 83,519

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $10,720 (unaudited) at June 30, 2007, $16,521 at December 31, 2006, and $14,424 at December 31, 2005.

Gross gains of $6 (unaudited), $– (unaudited), $–, $9,752 and $– and gross losses of $335 (unaudited), $– (unaudited), $1, $148 and $– resulting from sales of securities were realized for the six-month periods ended June 30, 2007 and 2006, and the years ended December 31, 2006, 2005 and 2004, respectively. Gross gains during 2005, included a gain on the sale of Federal Home Loan Mortgage Corporation stock of $9,373 and a gain of $379 on the sale of Federal National Mortgage Association stock.

Taxes allocated to investment gains/(losses) were $(131) (unaudited), $– (unaudited), $–, $3,830 and $– for the six-month periods ended June 30, 2007 and 2006, and the years ended December 31, 2006, 2005 and 2004, respectively.

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at June 30, 2007, and December 31, 2006 and 2005, was $73,627 (unaudited), $57,772 and $45,681, which is approximately 79%, 69% and 65%, respectively, of the Bank's available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

First Federal Savings Bank

Notes to Consolidated Financial Statements

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

The following table shows the Bank's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2007, and December 31, 2006 and 2005:

	June 30, 2007 (Unaudited)					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 27,422	$ (476)	$ 10,058	$ (63)	$ 37,480	$ (539)
Mortgage-backed securities	25,324	(626)	2,992	(98)	28,316	(724)
State and political subdivisions	7,332	(221)	—	—	7,332	(221)
Other securities	499	(1)	—	—	499	(1)
Total temporarily impaired securities	$ 60,577	$ (1,324)	$ 13,050	$ (161)	$ 73,627	$ (1,485)

	December 31, 2006					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 13,637	$ (149)	$ 26,821	$ (266)	$ 40,458	$ (415)
Mortgage-backed securities	4,211	(18)	7,376	(212)	11,587	(230)
State and political subdivisions	5,727	(63)	—	—	5,727	(63)
Total temporarily impaired securities	$ 23,575	$ (230)	$ 34,197	$ (478)	$ 57,772	$ (708)

(Dollars in Thousands)

Description of Securities	December 31, 2005 (Restated)					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 34,782	$ (350)	$ —	$ —	$ 34,782	$ (350)
Mortgage-backed securities	8,973	(95)	1,926	(100)	10,899	(195)
Total temporarily impaired securities	$ 43,755	$ (445)	$ 1,926	$ (100)	$ 45,681	$ (545)

Note 5: Loans and Allowance for Loan Losses

Categories of loans include:

	June 30, 2007 (Unaudited)	December 31, 2006	December 31, 2005 (Restated)
Real estate			
One-to-four family residential	$ 30,922	$ 34,997	$ 36,682
Multi-family residential	5,789	7,823	6,733
Construction	17,279	14,207	18,642
Nonresidential real estate	25,890	26,560	33,605
Nonresidential construction	3,418	869	820
Land	7,200	6,989	7,136
Consumer and other (including home equity loans)	8,895	7,439	14,951
Commercial	3,213	1,675	4,867
Overdrafts	32	36	50
Total loans	102,638	100,595	123,486
Less			
Allowance for loan losses	(2,008)	2,025	3,157
Net deferred loan fees	(141)	200	266
Net loans	$ 100,489	$ 98,370	$ 120,063

(Dollars in Thousands)

Activity in the allowance for loan losses was as follows:

	June 30,		December 31,		
	2007 (Unaudited)	2006 (Unaudited)	2006	2005 (Restated)	2004 (Restated)
Balance, beginning of year	$ 2,025	$ 3,157	$ 3,157	$ 3,180	$ 3,175
Provision charged (credited) to expense	32	37	(736)	91	89
Losses charged off, net of recoveries of $35 (unaudited) and $140 (unaudited) for June 30, 2007 and 2006, respectively, and $331, $291 and $22 for 2006, 2005 and 2004, respectively	(49)	(309)	(396)	(114)	(84)
Balance, end of year	$ 2,008	$ 2,885	$ 2,025	$ 3,157	$ 3,180

Impaired loans totaled $1,924 (unaudited), $1,948 and $6,443 at June 30, 2007, and December 31, 2006 and 2005, respectively. An allowance for loan losses of $722 (unaudited), $728 and $1,633 relates to impaired loans of $1,924 (unaudited) at June 30, 2007, $1,948 at December 31, 2006, and $6,443 at December 31, 2005. There were no impaired loans which had no related allowance for loan losses.

Interest of $28 (unaudited), $179 (unaudited), $299, $623 and $713 was recognized on average impaired loans of $1,934 (unaudited), $5,184 (unaudited), $4,259, $8,535 and $9,912 for the six-month periods ended June 30, 2007 and 2006, and the years ended December 31, 2006, 2005 and 2004, respectively. No interest was recognized on impaired loans on a cash basis during the six-month periods ended June 30, 2007 and 2006, and the years ended December 31, 2006, 2005 and 2004, respectively.

At June 30, 2007, and December 31, 2006 and 2005, nonaccruing loans were $1,767 (unaudited), $4,320 and $2,853, respectively.

(Dollars in Thousands)

Note 6: Premises and Equipment

Major classifications of premises and equipment, stated at cost, were as follows:

	Estimated Useful Lives	June 30, 2007 (Unaudited)	December 31, 2006	December 31, 2005 (Restated)
Land and land improvements	7 to 15 years	$ 2,230	$ 2,230	$ 1,905
Buildings and improvements	7 to 40 years	3,700	3,879	3,301
Furniture, fixtures and equipment	3 to 10 years	2,833	2,764	2,757
Construction in progress	N/A	446	49	1,261
		9,209	8,922	9,224
Less accumulated depreciation and amortization		2,652	2,617	3,812
Net premises and equipment		$ 6,557	$ 6,305	$ 5,412

Note 7: Other Assets Held for Sale (Restated)

Other assets held for sale at June 30, 2007, and December 31, 2006 and 2005, include $200 related to the Blue Hole Lodge (Lodge), an impaired asset held for sale. The Lodge was acquired by previous management to be utilized for board meetings, rental to the public for events such as parties or weddings, employee meetings and customer events. The Lodge was measured for impairment and reclassified to property held for sale during 2005 and the Bank ceased recording depreciation on the property. The Bank recorded an impairment loss of $881 during 2005. The discounted cash flow method was used to determine the $200 carrying value.

In December 2005, the Bank closed the Pleasant View branch location. The facility was a modular facility which was deemed worthless. An impairment loss of $175 was recorded in 2005. The total impairment loss for the two assets of $1,056 is recorded in net loss on premises and equipment.

During 2006, the Bank decided to relocate their main office location. The old main office was measured for impairment and reclassified to property held for sale during 2006 and the Bank ceased recording depreciation on the property. No impairment loss was recorded in connection with this transaction, as the net book cost of the property of $381 was determined to be the lower of cost or market.

(Dollars In Thousands)

Note 8: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $45,501 (unaudited), $56,450 (unaudited), $47,211, $61,868 and $77,914 at June 30, 2007 and 2006, and December 31, 2006, 2005 and 2004, respectively.

The aggregate fair value of capitalized mortgage servicing rights at June 30, 2007, and December 31, 2006, 2005 and 2004 totaled $30 (unaudited), $51, $133 and $222 respectively. Comparable market values were used to estimate fair value. Mortgage servicing rights are tested annually for impairment and no impairment loss was recorded for the six-month periods ended June 30, 2007 and 2006, and the years ended December 31, 2006, 2005 and 2004. For purposes of measuring impairment, risk characteristics, including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights.

	June 30,		December 31,		
	2007 (Unaudited)	2006 (Unaudited)	2006	2005 (Restated)	2004 (Restated)
Mortgage Servicing Rights					
Balance, beginning of year	$ 51	$ 133	$ 133	$ 222	$ 333
Servicing rights capitalized	—	—	—	—	—
Amortization of servicing rights	(21)	(41)	(82)	(89)	(111)
Balance, end of year	$ 30	$ 92	$ 51	$ 133	$ 222

Note 9: Interest-bearing Deposits

Interest-bearing time deposits in denominations of $100,000 or more were $32,632 (unaudited) on June 30, 2007, $32,816 on December 31, 2006, and $27,000 on December 31, 2005.

Individual deposits with denominations of more than $100,000 (more than $250,000 for retirement accounts) are not federally insured.

First Federal Savings Bank

Notes to Consolidated Financial Statements

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

Presented below is a summary of interest expense by each significant category of deposits:

	June 30,		December 31,		
	2007 (Unaudited)	2006 (Unaudited)	2006	2005 (Restated)	2004 (Restated)
NOW	$ 88	$ 76	$ 157	$ 143	$ 125
Money market	536	449	986	575	522
Savings	109	36	67	71	106
Time deposits	2,195	1,524	3,549	2,593	2,901
Total interest expense	$ 2,928	$ 2,085	$ 4,759	$ 3,382	$ 3,654

At June 30, 2007, the schedule maturities of time deposits were as follows:

	(Unaudited)
2008	$ 79,650
2009	12,407
2010	1,722
2011	289
2012	218
	$ 94,286

At December 31, 2006, the scheduled maturities of time deposits were as follows:

2007	$ 81,720
2008	11,699
2009	2,910
2010	901
2011	265
	$ 97,495

(Dollars in Thousands)

Note 10: Federal Home Loan Bank Advances

There were no outstanding advances as of June 30, 2007 (unaudited) and December 31, 2006. FHLB advances consisted of the following components as of December 31, 2005.

	June 30, 2007 (Unaudited)	December 31, 2006	December 31, 2005 (Restated)
Advance at a rate of 6.95%	$ —	$ —	$ 2,159
Advance at a rate of 4.63%	—	—	10,000
Advance at a rate of 5.44%	—	—	—
	$ 0	$ 0	$ 12,159

The FHLB advances are secured by the Bank's one-to-four family first mortgage loans. Pursuant to collateral agreements with the FHLB, advances are secured by qualifying first mortgage loans, FHLB stock and interest-bearing demand deposits with the FHLB.

Note 11: Income Taxes

The provision (credit) for income taxes includes these components:

	June 30,		December 31,		
	2007 (Unaudited)	2006 (Unaudited)	2006	2005 (Restated)	2004 (Restated)
Current income taxes	$ (184)	$ (159)	$ (466)	$ 3,197	$ 465
Deferred income taxes	101	303	841	229	74
Income tax expense (benefit)	$ (83)	$ 144	$ 375	$ 3,426	$ 539

First Federal Savings Bank

Notes to Consolidated Financial Statements

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

A reconciliation of income tax expense at the statutory rate to the Bank's actual income tax expense is shown below:

	June 30,				December 31,					
	2007 (Unaudited)		2006 (Unaudited)		2006		2005 (Restated)		2004 (Restated)	
	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%
Computed at the statutory rate (34%)	$ (37)	(34.00)%	$ 114	34.00%	$ 340	34.00%	$ 3,048	34.00%	$ 519	34.00%
Increase (decrease) resulting from										
State income taxes	(5)	(4.97)	16	4.81	44	4.37	384	4.28	65	4.24
Dividends received deduction	—	—	—	—	—	—	(13)	(.14)	(44)	(2.91)
Nondeductible expenses	9	8.22	13	4.12	13	1.37	4	.04	4	.25
Cash surrender value life insurance benefits	(5)	(4.09)	—	—	(7)	(.71)	(10)	(.11)	(4)	(.29)
Tax-exempt income	(39)	(36.08)	—	—	(15)	(1.52)	—	—	—	—
Other	(6)	(5.08)	1	.30	—	—	13	.14	(1)	.00
Actual tax expense (benefit)	$ (83)	(76.00)%	$ 144	43.23%	$ 375	37.51%	$ 3,426	38.21%	$ 539	35.29%

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	June 30, 2007 (Unaudited)	December 31, 2006	December 31, 2005 (Restated)
Deferred tax assets			
Allowance for loan losses	$ 769	$ 775	$ 1,209
Nonaccrual of interest on loans	71	33	—
Deferred compensation	556	589	632
Deferred fee income	69	145	189
Contribution carryforward	15	15	—
Depreciation	184	192	223
Accrued vacation pay	18	41	41

First Federal Savings Bank

Notes to Consolidated Financial Statements

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

	June 30, 2007 (Unaudited)	December 31, 2006	December 31, 2005 (Restated)
Deferred tax assets (Continued)			
Unrealized gains on available-for-sale securities	$ 152	$ —	$ —
Accrued sick leave	—	—	75
Accrued compensation	—	—	232
	1,834	1,790	2,601
Deferred tax liabilities			
FHLB dividends	(909)	(909)	(847)
Unrealized gains on available-for-sale securities	—	(274)	(459)
Other	(12)	(19)	(51)
	(921)	(1,202)	(1,357)
Net deferred tax asset	$ 913	$ 588	$ 1,244

Retained earnings at June 30, 2007, and December 31, 2006 and 2005, included approximately $3,600 for which no deferred federal income tax liability had been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carry-back of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $1,224 at June 30, 2007, and December 31, 2006 and 2005.

Note 12: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows:

	June 30, 2007 (Unaudited)	June 30, 2006 (Unaudited)	December 31, 2006	December 31, 2005 (Restated)	December 31, 2004 (Restated)
Unrealized gains (losses) on available-for-sale securities	$ (1,384)	$ (1,106)	$ (456)	$ (2,614)	$ 1,035

First Federal Savings Bank

Notes to Consolidated Financial Statements

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

	June 30,		December 31,		
	2007 (Unaudited)	2006 (Unaudited)	2006	2005 (Restated)	2004 (Restated)
Less reclassification adjustment for realized (gains) losses included in income	$ 329	$ —	$ 1	$ (9,604)	$ —
Other comprehensive gains (losses), before tax effect	(1,054)	(1,106)	(455)	(12,218)	1,035
Tax (expense) benefit	427	448	184	4,948	(419)
Other comprehensive income (losses)	$ (627)	$ (658)	$ (271)	$ (7,270)	$ 616

Note 13: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of June 30, 2007, and December 31, 2006 and 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2007, and December 31, 2006, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

(Dollars in Thousands)

The Bank's actual capital amounts and ratios are presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2007 (Unaudited)						
Total risk-based capital (to risk-weighted assets)	$ 33,164	25.51%	$ 10,399	8.00%	$ 12,999	10.00%
Tier I capital (to risk-weighted assets)	$ 32,259	24.82%	$ 5,200	4.00%	$ 7,799	6.00%
Tier I capital (to adjusted total assets)	$ 32,259	14.67%	$ 8,796	4.00%	$ 10,995	5.00%
Tangible capital (to adjusted tangible assets)	$ 32,259	14.67%	$ 3,299	1.50%	N/A	N/A
As of December 31, 2006						
Total risk-based capital (to risk-weighted assets)	$ 33,181	28.02%	$ 9,444	8.00%	$ 11,805	10.00%
Tier I capital (to risk-weighted assets)	$ 32,265	27.25%	$ 4,722	4.00%	$ 7,083	6.00%
Tier I capital (to adjusted total assets)	$ 32,265	15.18%	$ 8,501	4.00%	$ 10,626	5.00%
Tangible capital (to adjusted tangible assets)	$ 32,265	15.18%	$ 3,188	1.50%	N/A	N/A
As of December 31, 2005 (Restated)						
Total risk-based capital (to risk-weighted assets)	$ 31,745	23.91%	$ 10,619	8.00%	$ 13,274	10.00%
Tier I capital (to risk-weighted assets)	$ 30,220	22.77%	$ 5,310	4.00%	$ 7,965	6.00%
Tier I capital (to adjusted total assets)	$ 30,220	13.87%	$ 8,718	4.00%	$ 10,898	5.00%
Tangible capital (to adjusted tangible assets)	$ 30,220	13.87%	$ 3,269	1.50%	N/A	N/A

(Dollars in Thousands)

Below is a reconciliation of GAAP and regulatory capital amounts:

	June 30, 2007 (Unaudited)	December 31, 2006	December 31, 2005 (Restated)
Total equity per the financial statements	$ 32,236	$ 32,889	$ 32,535
Investments in nonincludable subsidiaries	(200)	(220)	(1,640)
Unrealized (gains) losses on available-for-sale securities included in accumulated other comprehensive income	223	(404)	(675)
Tier 1 capital	32,259	32,265	30,220
Allowance for loan losses includable in Tier 2 capital	1,286	1,297	1,525
Other assets required to be deducted for regulatory capital purposes	(381)	(381)	—
Total risk-based capital	$ 33,164	$ 33,181	$ 31,745

In January 2005, the Bank was designated as an institution in troubled condition as defined in 12 C.F.R. & 563.555. As a result of the designation, the Bank developed a Safety and Soundness Compliance Plan, specifying corrective action related to deficiencies in internal controls and information systems, loan documentation, credit underwriting, asset quality and earnings. Subsequent to December 31, 2006, the Bank received notice from the Office of Thrift Supervision that it was no longer designated as an institution in troubled condition.

Note 14: Related-party Transactions

At June 30, 2007, and December 31, 2006 and 2005, the Bank had loans outstanding to executive officers, directors~~, significant shareholders and their affiliates~~ and their related interests (related parties), in the amount of $3,427 (unaudited), $818 and $42, respectively.

(Dollars in Thousands)

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features. Reclassifications are comprised of the outstanding balance of loans to new directors at the time of their election to the board.

	June 30, 2007 (Unaudited)	December 31, 2006	December 31, 2005 (Restated)
Beginning balance	$ 818	$ 42	$ —
New loans and advances	470	615	52
Repayments	(361)	(1,000)	(10)
Reclassifications	2,500	1,161	—
Ending balance	$ 3,427	$ 818	$ 42

Deposits from related parties held by the Bank at June 30, 2007, and December 31, 2006 and 2005, totaled $3,715 (unaudited), $7,815 and $6,790, respectively.

Note 15: Employee Benefits

The Bank has a retirement savings 401(k) and profit-sharing plan covering substantially all employees. Employees may contribute up to 100% of their compensation, up to allowable limits, with the Bank matching on a discretionary basis (no required contributions) based on profitability and other factors. Participants are fully vested in any deferrals and vest in any employer contributions at a rate of 20% per year of service, with full vesting after five years of service. Employer contributions charged to expense for the six-month periods ended June 30, 2007 and 2006, and the years ended December 31, 2006 and 2005, were $58 (unaudited), $60 (unaudited), $107 and $44, respectively. The plan was established in 2005.

The Bank has a nonqualified deferred compensation agreement with certain retired directors. The agreement provides monthly payments $6 through 2011 and $5 for 2012. The charge to expense for the agreement was $3 (unaudited), $14 (unaudited), $27, $27 and $31 for the six-month periods ended June 30, 2007 and 2006, and the years ended December 31, 2006, 2005 and 2004, respectively. Deferred compensation payable for this plan totaled $352 (unaudited), $380 and $365 as of June 30, 2007, and December 31, 2006 and 2005, respectively.

(Dollars in Thousands)

The Bank has a nonqualified deferred compensation agreement with certain active and retired directors and certain retired officers. The agreement allowed the deferral of certain compensation, as well as a small annual contribution by the Bank to the plan. Interest accrues on the deferred amounts at a rate tied to the rate paid by the Bank on one year certificate accounts at the beginning of each plan year. Participants must elect the term over which to receive payments prior to the year the compensation would have been earned. The charge to expense for the agreement was $28 (unaudited), $26 (unaudited), $38, $27 and $34 for the six-month periods ended June 30, 2007 and 2006, and the years ended December 31, 2006, 2005 and 2004, respectively. Deferred compensation payable for this plan totaled $967 (unaudited), $1,159 and $1,286 as of June 30, 2007, and December 31, 2006 and 2005, respectively.

The Bank had a noncontributory defined benefit pension plan covering all employees who meet the eligibility requirements. The Bank decided to terminate the plan in November 2004, with final distributions of vested benefits to participants in 2005. Net benefit costs recognized during 2005 and 2004 were $1,046 and $373, respectively.

Subsequent to December 31, 2006, the Bank has implemented a nonqualified deferred compensation agreement with certain executive officers, senior management and other key employees. The agreement provides the Bank will make contributions to the plan that will vest over a five year period. Interest accrues on the deferred amounts at a rate equal to the rate paid by the Bank on one year certificate accounts at the beginning of each plan year. The charge to expense for the agreement was $134 for the six-month period ended June 30, 2007. Accrued deferred compensation for this plan totaled $134 at June 30, 2007.

Note 16: Disclosures About Fair Value of Financial Instruments

The following table presents estimated fair values of the Bank's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Bank does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

First Federal Savings Bank

Notes to Consolidated Financial Statements

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars In Thousands)

	June 30, 2007 (Unaudited)		December 31, 2006		December 31, 2005 (Restated)	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
			(In thousands)			
Financial assets						
Cash and cash equivalents	$ 8,864	$ 8,864	$ 16,749	$ 16,749	$ 20,161	$ 20,161
Available-for-sale securities	$ 93,550	$ 93,550	$ 83,519	$ 83,519	$ 67,866	$ 67,866
Loans held for sale	$ 3,417	$ 3,417	$ 1,400	$ 1,400	$ 777	$ 777
Loans, net of allowance for loan losses	$ 100,489	$ 99,739	$ 98,370	$ 96,905	$ 120,063	$ 119,931
FHLB stock	$ 2,872	$ 2,872	$ 2,872	$ 2,872	$ 2,711	$ 2,711
Interest receivable	$ 1,442	$ 1,442	$ 1,356	$ 1,356	$ 942	$ 942
Forward sale commitments	$ —	$ —	$ —	$ —	$ —	$ —
Financial liabilities						
Deposits	$ 184,074	$ 184,554	$ 176,609	$ 176,158	$ 171,140	$ 170,204
Interest payable	$ 389	$ 389	$ 486	$ 486	$ 55	$ 55
FHLB advances	$ —	$ —	$ —	$ —	$ 12,159	$ 12,494
Unrecognized financial instruments						
Loan commitments	—	—	—	—	—	—
Unused lines of credit	—	—	—	—	—	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Interest Receivable and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Available-for-Sale Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans Held for Sale

For homogeneous categories of loans, such as mortgage loans held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Deposits

Deposits include noninterest bearing checking accounts and interest bearing deposits, including savings accounts, checking accounts and money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Interest Payable

The carrying amount approximates fair value.

Federal Home Loan Bank Advances

Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

Commitments to Originate Loans, Forward Sale Commitments, Letters of Credit and Lines of Credit

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of forward sale commitments is estimated based on current market prices for loans of similar terms and credit quality. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

Note 17: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the note regarding loans. Management believes there are no additional vulnerabilities due to certain concentrations of credit risk or other significant estimates and concentrations not discussed previously in the notes.

Note 18: Commitments and Credit Risk

The Bank grants agribusiness, commercial and residential loans to customers throughout the state.

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

(Dollars in Thousands)

At June 30, 2007, and December 31, 2006 and 2005, the Bank had outstanding commitments to originate loans aggregating approximately $8,036 (unaudited), $1,434 and $4,540, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest ranging from 6.50% to 8.75% amounted to $2,232 (unaudited) $1,050 and $795 at June 30, 2007, and December 31, 2006 and 2005, respectively, with the remainder at floating market rates.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to $5,076 (unaudited), $3,477 and $1,575, and mortgage loans held for sale amounted to $3,417 (unaudited), $1,400 and $777 at June 30, 2007, and December 31, 2006 and 2005, respectively.

The Bank had recourse commitments on loans sold on the secondary market of approximately $17,521 (unaudited), $15,199 and $20,376 at June 30, 2007, and December 31, 2006 and 2005, respectively. Recourse provisions generally expire within one to six months from the date of transfer.

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under nonfinancial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid.

The Bank had total outstanding standby letters of credit amounting to $248 (unaudited), $211 and $398, at June 30, 2007, and December 31, 2006 and 2005, respectively, with terms ranging from 90 days to 13 months.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

(Dollars in Thousands)

At June 30, 2007, the Bank had granted unused lines of credit to borrowers aggregating approximately $19,362 (unaudited) and $6,014 (unaudited) on commercial lines and open-end consumer lines, respectively. At December 31, 2006, the Bank had granted unused lines of credit to borrowers aggregating approximately $19,735 and $7,489 for commercial lines and open-end consumer lines, respectively. At December 31, 2005, unused lines of credit to borrowers aggregated approximately $20,397 for commercial lines and $5,160 for open-end consumer lines.

Other Credit Risks

At December 31, 2006, approximately $733 of the Bank's deposits were in excess of federally insured amounts.

Note 19: Restatement of Financial Results

The Bank has restated it's previously issued 2005 and 2004 consolidated financial statements for corrections of errors related to:

a) Measurement and recognition of data processing contract termination charges and related data processing conversion expenses.

b) Measurement and recognition of fixed asset impairment.

c) Write-off of unreconciled correspondent account and ATM clearing account items.

d) Measurement and recognition of deferred loan fees and costs.

e) Recognition and measurement of valuations, charge-offs and expenses related to foreclosed assets held for sale.

f) Recognition and measurement of mortgage servicing rights.

g) Reclassification of overdrawn deposit accounts.

h) Recognition and measurement of payroll, compensated absences and pension expenses.

i) Recognition and measurement of interest receivable on investment securities.

j) Consolidation of inter-company deposit accounts.

k) Adjustment to deferred and current payable federal and state income taxes related to financial statement adjustments and previous errors in income tax returns.

l) Recognition and measurement of loan loss provisions.

m) Recognition and measurement of the fair value of available for sale securities.

(Dollars in Thousands)

n) Recognition of measurement of gross activity for investment security purchases, sales and maturities.

o) Recognition and measurement of gross proceeds and originations of secondary market loans held for sale.

p) Recognition and measurement of proceeds and repayments of FHLB borrowings.

q) Reclassification of federal funds sold to cash equivalents.

The reclassifications of previously reported financial statements amounts relate to irreconcilable account groupings and reclassification of accounts for consistency in presentation. The error corrections relate to adjustments recorded to the previously issued financial statements. The financial statements for 2005 and 2004 have been restated to reflect these reclassifications and error corrections.

These changes increased 2005 income before taxes and net income by $3,012 and $1,707, respectively, and increased 2004 income before taxes and net income by $71 and $215, respectively. Adjustments of $1,096 applicable to 2003 and prior, less income tax effects of $616, have been included in the restated 2004 beginning retained earnings balance. The cumulative effect includes an adjustment of $104 to accumulated other comprehensive income for correction of cumulative unrealized gains on investment securities.

The following tables show the financial statement line items for fiscal year 2005 that were affected by the reclassifications and error corrections.

	December 31, 2005				
Balance Sheet	As Originally Reported	Reclassifications	Error Corrections	As Adjusted	Effect of Change
Cash and equivalents	$ 14,172	$ (3,226)	$ 9,215	$ 20,161	$ 5,989
Federal funds sold	9,000	—	(9,000)	—	(9,000)
Available-for-sale securities	67,939	154	(227)	67,866	(73)
Held-to-maturity securities	163	(163)	—	—	(163)
Loans AFS	13,872	(13,872)	—	—	(13,872)
Net loans	103,457	13,872	2,734	120,063	16,606
Premises and equipment	6,595	574	(1,757)	5,412	(1,183)
Mortgage servicing rights	—	—	133	133	133
Foreclosed assets held for sale	602	—	(83)	519	(83)
Other assets held for sale	—	(574)	774	200	200
Accrued interest receivable	988	—	(46)	942	(46)
Other assets	527	3,075	(2,905)	697	170
Deferred tax assets	82	—	1,162	1,244	1,162
Total assets	220,885	(160)	—	220,725	(160)

(Dollars in Thousands)

Balance Sheet	December 31, 2005 As Originally Reported	Reclassifications	Error Corrections	As Adjusted	Effect of Change
Total deposits	$ 174,016	$ (20)	$ (2,856)	$ 171,140	$ (2,876)
Interest payable and other liabilities	3,617	(140)	1,414	4,891	1,274
Total liabilities	189,792	(160)	(1,442)	188,190	(1,602)
Retained earnings	30,418	—	1,442	31,860	1,442
Total equity	31,093	—	1,442	32,535	1,442
Total liabilities and equity	220,885	(160)	—	220,725	(160)

Income Statement	Year Ended December 31, 2005 As Originally Reported	Reclassifications	Error Corrections	As Adjusted	Effect of Change
Interest and Dividend Income					
Loans	8,597	525	(433)	8,689	92
Investment securities	4,075	(748)	(46)	3,281	(794)
Other	—	749	—	749	749
Total interest and dividend income	12,672	526	(479)	12,719	47
Interest Expense					
Deposits	3,378	4	—	3,382	4
Total interest expense	3,975	4	—	3,979	4
Net Interest Income	8,697	522	(479)	8,740	43
Provision (Credit) for Loan Losses	3,418	—	(3,327)	91	(3,327)
Net Interest Income After Provision for Loan Losses	5,279	522	2,848	8,649	3,370
Noninterest Income					
Customer service and other fees	1,798	(454)	—	1,344	(454)
Loan servicing and other fees	281	(76)	133	338	57
Net loss on sale of foreclosed assets	—	—	(83)	(83)	(83)
Net realized gain (loss) on sales of available-for-sale securities	10,756	(1,152)	—	9,604	(1,152)
Net realized gain on sale of restricted investment	—	1,148	—	1,148	1,148

(Dollars in Thousands)

	Year Ended December 31, 2005				
Income Statement	As Originally Reported	Reclassifications	Error Corrections	As Adjusted	Effect of Change
Noninterest Income (Continued))					
Commissions on insurance and brokerage	$ —	$ 76	$ —	$ 76	$ 76
Net gain (loss) on premises and equipment	—	(574)	(482)	(1,056)	(1,056)
Other	86	(62)	—	24	(62)
Total noninterest income	13,532	(1,094)	(432)	12,006	(1,526)
Noninterest Expense					
Salaries and employee benefits	6,339	(256)	(40)	6,043	(296)
Net occupancy expense	456	9	—	465	9
Equipment expense	334	21	—	355	21
Data processing fees	1,534	1,143	(638)	2,039	505
Office expense	243	85	—	328	85
Loss on foreclosed assets, net	—	20	332	352	352
Insurance expense	—	124	—	124	124
Impairment loss (Blue Hole Lodge)	574	(574)	—	—	(574)
Other (includes FDIC Insurance)	834	386	(250)	970	136
Total noninterest expense	11,327	958	(596)	11,689	362
Income Before Extraordinary Item	7,484	(1,530)	3,012	8,966	1,482
Information Systems Conversion Expense	1,530	1,530	—	—	(1,530)
Income Before Provision for Income Taxes	5,954	—	3,012	8,966	3,012
Provision for Income Taxes	2,121	—	1,305	3,426	1,305
Net Income	3,833	—	1,707	5,540	1,707

First Federal Savings Bank

Notes to Consolidated Financial Statements

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

Statement of Cash Flows	Year Ended December 31, 2005				
	As Originally Reported	Reclassifications	Error Corrections	As Adjusted	Effect of Change
Operating Activities					
Net income	$ 3,833	$ —	$ 1,707	$ 5,540	$ 1,707
Adjustments applicable to prior years	—	(1,160)	1,160	—	—
Items not requiring (providing) cash					
Depreciation and amortization	305	(28)	—	277	(28)
Provision for loan losses	3,418	(643)	(2,684)	91	(3,327)
Provision for foreclosed assets	—	290	—	290	290
Amortization of premiums and discounts on securities	—	(217)	227	10	10
Amortization of loan-servicing rights	222	—	(133)	89	(133)
Deferred loan origination fees	(2)	2	—	—	2
Deferred income taxes	(4,697)	6,088	(1,162)	229	4,926
Net realized (gains) loss on available-for-sale securities	(10,756)	1,152	—	(9,604)	1,152
Net realized gains on other stock	—	(1,148)	—	(1,148)	(1,148)
Net realized loss on sale of other real estate owned	—	—	83	83	83
Loss on sale of premises and equipment	—	74	982	1,056	1,056
Gain on loan sales	(611)	611	—	—	611
Originations of loans held for sale	—	—	(28,532)	(28,532)	(28,532)
Proceeds from loans held for sale	60	—	28,532	28,592	28,532
Changes in					
Other assets	(249)	(2,957)	2,971	(235)	14
Interest payable and other liabilities	30	(1,649)	1,414	(205)	(235)
Net cash provided by (used in) operating activities	(8,578)	415	4,565	(3,598)	4,980

(Dollars In Thousands)

Statement of Cash Flows	Year Ended December 31, 2005				
	As Originally Reported	Reclassifications	Error Corrections	As Adjusted	Effect of Change
Investing Activities					
Federal funds sold, net	$ (9,000)	$ —	$ 9,000	$ —	$ 9,000
Purchases of available-for-sale securities	(34,806)	—	(13,490)	(48,296)	(13,490)
Proceeds from maturities of and repayments on available-for-sale securities	2,407	—	2,995	5,402	2,995
Proceeds from the sales of available-for-sale securities	10,818	—	9,055	19,873	9,055
Proceeds from the sales of other stock	—	1,438	—	1,438	1,438
Net change in loans	15,815	303	—	16,118	303
Loan originations AFS net of principal payments on loans	6,419	(6,419)	—	—	(6,419)
Purchase of premises and equipment	(1,646)	791	—	(855)	791
Proceeds from sales of premises and equipment	—	135	—	135	135
Proceeds from the sale of foreclosed assets	2,221	(244)	—	1,977	(244)
Net cash provided by (used in) investing activities	(7,772)	(3,996)	7,560	(4,208)	3,564
Financing Activities					
Net decrease in demand deposits, money market, checking and savings accounts	—	2,608	(2,925)	(317)	(317)
Net decrease in certificates of deposit	(10,162)	(1,269)	—	(11,431)	(1,269)
Proceeds from FHLB advances	—	—	10,000	10,000	10,000
Repayment of FHLB advances	(45)	—	(10,000)	(10,045)	(10,000)
Net cash provided by (used in) financing activities	(10,207)	1,339	(2,925)	(11,793)	(1,586)
Increase (Decrease) in Cash and Cash Equivalents	(26,557)	(2,242)	9,200	(19,599)	6,958

First Federal Savings Bank

Notes to Consolidated Financial Statements

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

	Year Ended December 31, 2005				
Statement of Cash Flows	As Originally Reported	Reclassifications	Error Corrections	As Adjusted	Effect of Change
Cash and Cash Equivalents, Beginning of Year	$ 40,729	$ (984)	$ 15	$ 39,760	$ (969)
Cash and Cash Equivalents, End of Year	14,172	(3,226)	9,215	20,161	5,989

The following tables show the financial statement line items for fiscal year 2004 that were affected by the reclassifications and error corrections.

	Year Ended December 31, 2004				
Income Statement	As Originally Reported	Reclassifications	Error Corrections	As Adjusted	Effect of Change
Interest and Dividend Income					
Loans	$ 9,059	$ 598	$ —	$ 9,657	$ 598
Investment securities	2,940	(637)	48	2,351	(589)
Other	—	636	—	636	636
Total interest and dividend income	11,999	597	48	12,644	645
Interest Expense					
Deposits	3,649	5	—	3,654	5
Total interest expense	4,273	5	—	4,278	5
Net Interest Income	7,726	592	48	8,366	640
Provision (Credit) for Loan Losses	81	—	8	89	8
Net Interest Income After Provision for Loan Losses	7,645	592	40	8,277	632
Noninterest Income					
Customer service and other fees	1,719	(508)	—	1,211	(508)
Loan servicing and other fees	348	2	—	350	2
Net gain on sales of other real estate owned	—	—	76	76	76

First Federal Savings Bank

Notes to Consolidated Financial Statements

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

Income Statement	Year Ended December 31, 2004				
	As Originally Reported	Reclassifications	Error Corrections	As Adjusted	Effect of Change
Noninterest Income (Continued)					
Commissions on insurance and brokerage	$ —	$ 10	$ —	$ 10	$ 10
Other	188	(107)	—	81	(107)
Total noninterest income	2,795	(603)	76	2,268	(527)
Noninterest Expense					
Salaries and employee benefits	4,903	(341)	(154)	4,408	(495)
Net occupancy expense	451	(13)	—	438	(13)
Equipment expense	340	35	—	375	35
Data processing fees	1,484	(412)	—	1,072	(412)
Office expense	278	104	—	382	104
Loss on foreclosed assets, net	—	20	192	212	212
Insurance expense	—	117	—	117	117
Other (includes FDIC insurance)	687	479	7	1,173	486
Total noninterest expense	8,984	(11)	45	9,018	34
Income (Loss) Before Provision for Income Taxes	1,456	—	71	1,527	71
Provision (credit) for income taxes	683	—	(144)	539	(144)
Net Income	773	—	215	988	215

(Dollars In Thousands)

Statement of Cash Flows	Year Ended December 31, 2004 As Originally Reported	Reclassifications	Error Corrections	As Adjusted	Effect of Change
Operating Activities					
Net income	$ 773	$ —	$ 215	$ 988	$ 215
Adjustments applicable to prior years	—	495	(495)	—	—
Items not requiring (providing) cash					
Depreciation and amortization	343	(39)	—	304	(39)
Provision for loan losses	81	(878)	886	89	8
Amortization of premiums and discounts on securities	—	197	(205)	(8)	(8)
Amortization of loan-servicing rights	110	1	—	111	1
Deferred loan origination fees	49	(49)	—	—	(49)
Deferred income taxes	1,019	174	(1,119)	74	(945)
Net realized (gains) loss on sale of other real estate owned	—	(76)	—	(76)	(76)
Gain on loan sales	(540)	540	—	—	540
Originations of loans held for sale		—	(26,648)	(26,648)	(26,648)
Proceeds from loans held for sale	328	—	26,648	26,976	26,648
Changes in					
Other assets	316	(1,506)	1,337	147	(169)
Interest payable and other liabilities	724	(437)	718	1,005	281
Net cash provided by (used in) operating activities	3,099	(1,578)	1,337	2,858	(241)
Investing Activities					
Proceeds from maturities of and repayments on available-for-sale securities	9,674	(1)	—	9,673	(1)
Net change in loans	(7,771)	5,261	—	(2,510)	5,261
Loan originations AFS net of principal payments on loans	5,073	(5,073)	—	—	5,073

First Federal Savings Bank

Notes to Consolidated Financial Statements

Six-month Periods Ended June 30, 2007 and 2006 (Unaudited) and Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

Statement of Cash Flows	Year Ended December 31, 2004				
	As Originally Reported	Reclassifications	Error Corrections	As Adjusted	Effect of Change
Investing Activities (Continued)					
Proceeds from the sale of foreclosed assets	$ 1,412	$ 90	$ —	$ 1,502	$ 90
Net cash provided by investing activities	8,008	277	—	8,285	277
Financing Activities					
Net increase in demand deposits, money market, checking and savings accounts	—	5,244	(1,337)	3,907	3,907
Net decrease in certificates of deposit	(5,563)	(4,007)	—	(9,570)	(4,007)
Repayment of FHLB advances	—	—	(44)	(44)	(44)
Net increase in advances from borrowers for taxes	(44)	—	44	—	44
Net cash used in financing activities	(5,607)	1,237	(1,337)	(5,707)	(100)
Increase (Decrease) in Cash and Cash Equivalents	5,500	(64)	—	5,436	(64)
Cash and Cash Equivalents, Beginning of Year	35,229	(920)	15	34,324	(905)
Cash and Cash Equivalents, End of Year	40,729	(984)	15	39,760	(969)

Note 20: FDIC One-time Assessment Credit

Effective November 17, 2006, the FDIC implemented a one-time credit of $4.7 billion to eligible institutions. The purpose of the credit is to recognize contributions made by certain institutions to capitalize the Bank Insurance Fund and Savings Association Insurance Fund, which have now been merged into the Deposit Insurance Fund. The Bank is an eligible institution and has received notice from the FDIC that its share of the credit is $195. This amount is not reflected in the accompanying financial statements as it represents contingent future credits against future insurance assessment payments. As such, the timing and ultimate recoverability of the one-time credit may change.